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Follow-Up Materials

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REGISTRANT'S NAME Dedcon

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 21 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3893   FISCAL YEAR 12-31-03

• Complete for initial submissions only ** *Please note name and address changes*

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DAT : 4/20/04

82-3893

NEDCOR

ARLS
12-31-03

Our success is dependent on our being accountable

2003 Annual Report

NEDCOR

2003 Annual Report

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

Table of contents

Detailed 2003 Annual Report

A more detailed Nedcor 2003 Annual Report will be accessible on Nedcor's website www.nedcor.com <http://www.nedcor.com> and can be ordered either in hard copy or on CD. To order please send an email to nedcorir@nedcor.co.za or write to Investor Relations, Nedcor Limited, PO Box 1144, Johannesburg, 2000.

Our **vision** is that Nedcor will be widely respected as a leading, **truly South African** company that has **transformed** itself to reflect the realities of South African society.

Nedcor profile

Nedcor Limited is a bank holding company that, through its principal banking subsidiary, Nedbank, together with the other members of the group, operates as the fourth largest banking group by assets in South Africa. As of 31 December 2003, Nedcor had total assets of R312,6 billion.

The group offers a wide range of wholesale and retail banking services through three principal business clusters, Nedbank Corporate, Nedbank Capital, and Retail and Wealth Management. The principal services offered by the group comprise corporate retail banking, property and asset finance, investment banking, private banking, and foreign exchange and securities trading. Nedcor also generates revenue from private equity, credit card issuing and processing services, custodial services, asset management services, bancassurance services, and legal services.

Nedcor's headquarters are in Sandton, Johannesburg, with large operational centres in Durban and Cape Town, which are complemented by a regional network of 775 banking facilities, including 535 retail bank branches, located primarily in South Africa's urban and suburban areas and 240 Go Banking outlets. In addition to the 535 retail bank branches, Nedcor also has 50 non-retail banking facilities located primarily in southern Africa that are supported by Nedcor's Group Operations. These facilities are operated through Nedcor's nine subsidiary and/or affiliated banks, as well as through branches and representative offices in certain key global financial centres that serve to support the international banking requirements of the group's South African-based multinational clients. The company's ordinary shares have been listed on the JSE since 1969.

Financial highlights

	2003	2002 Restated
Headline earnings reconciliation (Rm)		
(Loss)/Income attributable to ordinary shareholders	**(1 600)**	875
Less: Non-headline-earnings items	**(1 655)**	(1 601)
Exceptional items	**(1 693)**	(1 793)
Taxation on exceptional items	**38**	192
Headline earnings	**55**	2 476
Selected returns		
Headline earnings per share (cents)	**20**	979
Return on shareholders' equity (%)	**0,32**	14,05
Return on shareholders' equity (%) (excluding foreign currency translation losses)	**8,49**	20,95
Return on total assets (%)	**0,02**	0,84
Non-interest revenue to total income (%)	**49,0**	48,5
Efficiency ratio (%)	**77,5**	65,4
Efficiency ratio (%) (excluding foreign currency translation losses)	**70,1**	59,2
Net interest income to interest-earning assets (%)	**2,95**	2,95
Impairments to total advances (%)	**3,4**	3,3
Balance sheet		
Total shareholders' equity (Rm)	**15 101**	19 536
Deposits, current accounts and other creditors (Rm)	**250 329**	236 526
Advances (Rm)	**210 096**	194 862
Total assets (Rm)	**312 584**	324 767
Share statistics		
Number of shares in issue (m)	**274,7**	270,6
Weighted average number of shares (m)	**271,5**	253,0
Earnings per share (cents)	**(589)**	346
Fully diluted weighted average number of shares (m)	**271,9**	254,9
Diluted headline earnings per share (cents)	**20**	971
Dividends per share (cents)	**240**	515
Dividend cover (times)	**0,1**	1,9
Net asset value per share at book value (cents)	**4 240**	6 300
Share price (cents)	**6 203**	11 110
Price earnings ratio (historical)	**305,2**	11,4
Market capitalisation (Rbn)	**17,0**	30,1

Headline earnings per segment


1 615
1 532
1 931
666
542
359
82
82
116
716
719
564
462
302
20
-463
-581
-972
946
866
-241
-1 305
-986
-1 722
Nedbank Corporate
Nedbank Capital
Imperial Bank
Nedbank Retail and Wealth Management
Peoples Bank
Shared Services
Capital Management and Central Funding
Eliminations, foreign translation losses, merger and reorganisation expenses, general provisions release
2001
2002
2003

Headline earnings


4 118
6 423
6 136
6 300
4 240
2 406
3 012
3 551
2 476
55
99
00
01
02
03
Headline earnings (Rm)
Net asset value per share (cents)

Headline earnings per share (cents)


1 024
1 260
1 475
979
20
99
00
01
02
03

Total shareholders' equity (Rbn)


10,1
15,8
15,8
19,5
15,1
99
00
01
02
03

Dividends per share (cents)


320
400
500
515
240
99
00
01
02
03

Net interest margin


3,67
3,54
3,30
2,95
2,95
130
158
266
325
313
99
00
01
02
03
Total assets (Rbn)
Net interest margin (%)

Expenses and efficiency ratio (excluding foreign currency translation gains/losses)


52
52
54
59
70
4 055
4 538
5 466
7 559
10 344
99
00
01
02
03
Expenses (Rm)
Efficiency ratio (%)

Five-year review

		2003	2002 Restated	2001 Restated	2000	1999
Earnings						
Headline earnings	Rm	**55**	2 476	3 551	3 012	2 406
(Loss)/Income attributable to ordinary shareholders	Rm	**(1 600)**	875	(225)	6 355	2 406
Share statistics						
Headline earnings per share	cents	**20**	979	1 475	1 260	1 024
Earnings per share	cents	**(589)**	346	(93)	2 659	1 024
Diluted earnings per share	cents	**(588)**	343	(93)	2 659	1 024
Ordinary shareholders' return per share	cents	**(4 667)**	(795)	(4 180)	3 800	4 000
Net asset value per share at book value	cents	**4 240**	6 300	6 136	6 423	4 118
Number of shares in issue	m	**275**	271	244	242	237
Weighted average number of shares	m	**272**	253	241	239	235
Fully diluted weighted average number of shares	m	**272**	254	243	239	235
Key ratios						
Return on shareholders' equity	%	**0,34**	14,89	22,43	23,26	25,07
Return on total assets	%	**0,02**	0,84	1,67	2,09	1,95
Non-interest revenue to total income	%	**49,0**	48,5	55,8	47,6	44,4
Efficiency ratio	%	**77,5**	65,4	48,4	50,3	51,7
Net interest income to interest-earning assets	%	**2,95**	2,95	3,30	3,54	3,67
Impairments to total advances	%	**3,4**	3,3	3,6	3,3	2,7
Non-performing loans to total advances	%	**3,9**	4,0	4,8	4,7	3,3
Effective taxation rate	%	**55**	5	21	24	23
Dividend cover	times	**0,1**	1,9	2,9	3,2	3,2
Group capital adequacy ratio	%	**10,1**	11,0	11,4	13,2	12,0
Group capital adequacy ratio – Tier 1	%	**5,0**	7,0	8,6	11,5	10,5
Balance sheet						
Total shareholders' equity	Rm	**15 101**	19 536	15 820	15 838	10 066
Deposit, current accounts and other creditors	Rm	**250 329**	236 526	174 051	140 831	118 225
Advances	Rm	**210 096**	194 862	146 235	119 774	103 783
Total assets	Rm	**312 584**	324 767	266 426	158 259	129 844
Total assets under management	Rm	**102 090**	124 343	38 924	10 581	34 079
Market statistics						
Price earnings ratio (historical)		**305,2**	11,4	8,4	13,6	13,4
Price to book	times	**1,46**	1,76	2,02	2,66	3,33
Market capitalisation	Rbn	**17,0**	30,1	30,3	41,4	32,5
Market price premium to net asset value	%	**46,3**	76,3	102,4	166,2	232,7
Earnings yield	%	**0,9**	22,3	28,6	17,6	17,6
Dividend yield	%	**3,9**	4,6	4,0	2,3	2,3
Employees						
Number of employees		**24 273**	25 240	19 178	18 664	17 311
Headline earnings per average number of employees	R	**2 222**	111 486	187 675	167 450	133 544

Group structure


Support areas
CE's Office/ Client Relations Unit
Derek Muller
Group Operations
Len de Villiers
Group Business Innovation
Barry Hore
Finance, ALCO, Tax, Capital Management
Bob Head
(Acting CFO)
Risk/ Compliance
Vacant
Group Strategy and Corporate Affairs
Rob Shuter
Group Human Resources
Ivan Mzimela
Financial Sector Charter
Nolitha Fakude
Nedcor Group
Tom Boardman
Corporate Governance
Selby Baqwa
Client interface
Graham Dempster
Nedbank Corporate
Corporate Banking
Business Banking
Property and Asset Finance
International
Africa
Imperial Bank (50,1%)
Brian Kennedy
Investment Banking
Project Finance
Treasury
Equity Capital Markets
Debt Capital Markets
Edward Nathan & Friedland
Nedcor Securities
Pete Backwell
Retail Banking
Bancassurance
BoE Life (50%)
Nedcor Financial Planning (50%)
Old Mutual Bank (50%)
Go Banking
50% (Pick 'n Pay)
Wealth Management
BoE Pvt Clients (50%)
Gerrard Pvt Bank (70%)
Capital One/Amex (50%)
Lot Ndlovu
Alliances
Capital One (50%)
JD Group (50%)

Chairman's statement



A message to our shareholders

The year 2003 has been an eventful one for both the South African economy and for Nedcor. Interest rates declined dramatically during the second half of the year, while the rand showed a strong recovery, particularly against the US dollar. Nedcor focused on the merger and reorganisation process following the BoE acquisition, and initiated a recovery plan under the new executive team to restore Nedcor to its status as a highly respected financial institution.

The economy

The relative value and volatility of the currency, as well as the reversal of the interest rate cycle, were the dominating influences on the recent performance of the South African economy.

Unemployment remains our biggest economic challenge and it is difficult to see how this can be effectively addressed in the medium term on the back of a reasonably strong currency. Over the past few years many businesses were enticed into the export market by a rapidly depreciating currency, but the rand's strong and sudden pullback since 2002 placed the sustainability of some export activities in doubt. This is further compounded by the fact that some South African businesses were lulled into the ever-depreciating currency syndrome and as a result have not as yet taken the necessary steps, or fully considered how, to remain competitive in a sustained weak dollar and relatively strong rand environment. Although the changed trading environment is politically uncomfortable and may lead to increased unemployment and other economic and social costs in the short term, we need the discipline not to allow our sound economic policies to be influenced by short-term fluctuations and circumstances.

Because of the benefits of the virtuous cycle (strong rand, declining inflation, low interest rates) we remain supportive of a relatively strong currency over the longer term, but it is really the volatility rather than the level of our currency values that is playing havoc with long-term strategic planning and short-term results. One of the consequences of this volatility is that it imposes a capital requirement on businesses higher than would otherwise have been necessary. Coupled with this additional capital burden, is the relatively high cost of capital in this country, which remains a disincentive for sustainable direct investment and competitiveness. Therefore, a stable, but competitive, currency and further significant interest rate reductions – when possible – are required. We acknowledge that the lower inflation and interest rate cycles are indeed steps in the right direction and our compliments must go to both the Minister of Finance and the Governor of the Reserve Bank for their efforts in this regard.

Back on track

A young and enthusiastic management team is setting about with purpose to create a solid base for the recovery and future expansion of the group.

In line with the declining inflation rate, the interest rate cycle has now reversed. Nominal interest rates have dropped by 550 basis points since the peak in 2002 and real interest rates have also started to ease. The substantial reduction in interest rates has significantly benefited consumers and has had a positive impact on debt under stress. However, the challenge for the authorities remains not to allow the hard-won benefits of lower inflation and lower interest rates, as well as the stronger currency environment, to be dissipated through uncontrolled consumer demand and a widening current account deficit.

What I do find somewhat perplexing is that, against the backdrop of weak international economic fundamentals (both European and American), the global and domestic consumer economic outlooks are surprisingly optimistic for 2004, as at the time of writing.

The banking industry

The decline in the number of registered banks in South Africa through consolidation and forfeiting of banking licences that started during 2002 has probably not run its full course and further consolidation among the smaller and medium-sized banks is bound to continue. The number of registered banks declined from 51 (31 local and 20 foreign) in 2002 to the present 38 (18 local and 20 foreign). This process, together with the entrance of some international majors, has intensified the competitiveness within the industry, especially in the corporate, private banking and wealth management markets. Interestingly, only one foreign player has entered the retail banking market through an electronic banking suite.

On the other hand a new avenue for banking finance and expertise has been created with the considerable demand for black economic empowerment ('BEE') structuring and financing – an area in which Nedcor plays a significant role through its investment banking channels.

However, apart from the introduction of the accounting standard AC133, the most significant event for the industry over the past year has been the successful negotiation and adoption of an industry-driven Financial Sector Charter. As an organisation and a leading supporter of the process and principles of the charter, we are totally committed to being compliant within the stipulated time frames. As a consequence, aspects such as employment equity and economic empowerment have taken on even more significance in our strategic visions. Delivering meaningful banking services to the underbanked market remains the biggest single unresolved challenge, also in terms of the charter requirements.

With regard to Nedcor specifically, a few other signal events occurred over the past year that had a significant impact on the short-term operations and longer-term planning of the organisation.

The Chief Executive, Richard Laubscher, stepped down from his post after a 32-year career with the bank and, following an extensive international executive search and evaluation process, Executive Director Tom Boardman was appointed to head the group. Supported by the board, Mr Boardman and his newly appointed executive team started with a five-point recovery plan that incorporates the re-evaluation of group strategy, balance sheet valuations and consequential income statement adjustments.

Chairman's statement

While the operational progress made on the merger and reorganisation process is in line with our original planning, the overall trading results for the past year have been a major disappointment to the board and all stakeholders. These poor trading results, coupled with the once-off balance sheet and income statement adjustments, initiated by the new management team and aggravated by the impact of the volatile currency, moved the board, with the full support of the major shareholder, Old Mutual plc, to address the recapitalisation of the bank earlier than originally anticipated.

The Nedcor/Old Mutual relationship

In our 2002 annual report we highlighted the closer working relationship being developed with our parent, Old Mutual plc. Over the past year this relationship has been further cemented. The benefits of this relationship for Nedcor stakeholders were clearly illustrated by Old Mutual seconding a temporary Chief Financial Officer with international banking experience to Nedcor and further by the prompt and constructive response to the request for a strengthening of the capital base.

Results

The decline in headline earnings from R2,476 million to R55 million characterised a highly disappointing financial performance for the group. The investment community had been conditioned for the poor performance through regular trading updates in the last quarter of the year. So, while the results were clearly not favourably received, they were in line with market expectations.

The results were influenced by an unacceptable increase in expenses of some R2,7 billion, which saw our cost to income ratio, excluding foreign currency translation losses, move out to 70%. It is a corporate imperative to reduce costs and increase revenue to improve this ratio and make the group more competitive.

The continued strengthening of the rand also had a profound impact on performance, resulting in a R1,416 million unrealised foreign currency translation loss. The interest rate mismatches on the funding of the BoE acquisition further dampened our performance.

Outlook

In our 2002 annual report it was anticipated that the past year would have been one of reorganisation, leading to the delivery of the anticipated merger benefits. Unfortunately events and the poor results overtook our planning and, following the changes in executive management, led to a major reorganisation with a young and enthusiastic management team that set about with purpose to create a solid base for the recovery and future expansion of the group. In the short term the focus is on stabilising the organisation and creating the infrastructure and earnings potential that would enable us to regain our position as the premier bank, on the one hand. On the other hand, the emphasis is on the shaping of the organisation not only to be compliant with the Financial Sector Charter, but also to be sensitive and fully responsive to all evolving banking needs and, therefore, the economic and social future of this country and the region. In this regard the executive team has made a sound start.

Against this background we anticipate solid improvements in the quality and scope of earnings. However, it is almost impossible to forecast headline earnings under the AC133 regime, especially in the current environment of a volatile reporting currency.

Board changes and appreciation

After a 50-year career with the Nedcor Group, I have now reached the retirement age for non-executive directors and the time has come for me to pass the baton to my successor, Mr Warren Clewlow. This will occur at the annual general meeting in May.

While the size of our board has been an issue for comment – being larger than generally found with other South African institutions – the wisdom of establishing continuity at board level during a very complex merger and reorganisation process has been proven. As we indicated at the time, the size of the board will be reduced to become more in line with accepted norms. The board will be reduced to 17 following my forthcoming retirement. At that stage it will consist of nine independent non-executives, six non-executives and two executive directors.

Since our last annual report we took leave of PG Joubert, RCM Laubscher, AA Routledge, SG Morris and IJ Botha. Our appreciation is expressed to these directors for the many years of loyal and dedicated service to the organisation. My special thanks go to Peter Joubert, my then Deputy Chairman, for his support and wisdom over the years.

On behalf of the board my congratulations and thanks also go to Tom Boardman, his executive team and their families for the manner in which they all responded with commitment and purpose to the tasks at hand during a very challenging period.

In a highly regulated industry such as financial services the attitude and quality of the regulatory infrastructure has a significant influence on the operations, the cost of governance and the confidence levels in the industry. The past year has seen a change in personnel at the regulator level as well as the need for addressing major issues such as Basel II. We are impressed with the succession that has taken place and the depth of management at the regulatory office. We remain committed to continue our cooperative and open relationship with the regulator's office, which is mutually beneficial in understanding and addressing the major issues affecting our industry.

To the board I wish to convey my personal appreciation for its support and guidance during what turned out to be a very challenging period in our history. My special thanks go to Warren Clewlow and Michael Katz, my Deputy Chairman and Vice-Chairman respectively, for their support and cooperation in the execution of my responsibilities.

Finally, on behalf of the board, thanks to all our staff for their loyal support, commitment and dedication with which they serve our stakeholders. We express our deep appreciation to all our stakeholders and assure them that we are very mindful of the fact that it is their loyal support that provides the wherewithal for us to function effectively.

CF Liebenberg
Chairman

Chief Executive's review



A watershed year

2003 was undoubtedly a watershed year for Nedcor.

Merger-related activity dominated the early stages of the year as the group integrated the businesses of BoE, Nedcor Investment Bank ('NIB') and Cape of Good Hope Bank ('COGHB') into the Nedcor structure.

Disappointing half-year results announced in July were followed by statements to the market in September, November and December, advising shareholders of the steadily declining financial position of the group. Market sentiment was reflected in the group's share price performance, which declined by 44% over the year, retreating from a high of R118,50 in January to close the year at R62,03. This was in sharp contrast to the Banks Index, which rose by 18% over the same period.

Financial performance

The group's headline earnings declined from R2 476 million to R55 million for the year, while earnings attributable to ordinary shareholders moved from a profit of R875 million in 2002 to a loss of R1 600 million in 2003.

The biggest factor impacting the group's headline earnings was the strengthening of the rand, resulting in a foreign exchange translation loss of R1 416 million. Other influences were interest rate mismatches on fixed-rate funding, growth in expenses at a higher rate than revenues, and the cleanup of the balance sheet, which impacted both headline and attributable earnings.

At the time of releasing the preliminary results in February the group also announced plans for a rights offer to raise R5 125 million of additional ordinary share capital. The capital will be used to repay loans of some R2,5 billion that qualify as secondary capital and the balance to bolster the group's capital adequacy ratio to over 11%. This will place the group in a strong position and allow sufficient capital for future growth.

Our parent company, Old Mutual plc, will take up its rights and the balance of the new shares to be issued has been fully underwritten. This capital raising, together with more active balance sheet management, is expected to enable the group to meet the proposed 7,5% regulatory minimum for primary capital by 31 December 2004.

Now is the time

The recovery programme is gaining momentum which, together with the strong franchises and quality people in the group, indicates that we have started to turn the corner on the road to recovery.

Strategic recovery programme

At the time of my appointment as Chief Executive designate in October the board endorsed a five-point plan to address the issues facing the group and to restore the business on a sustainable growth path.

Before commenting on the five-point plan, I should like to address a question that has been asked by many investors since my assuming office: How could Nedcor have fallen so rapidly from its position as one of the country's premier financial institutions?

It is important to emphasise that there was no single issue or event that created the problems. An accumulation of several strategic decisions and policies over the past few years has collectively contributed to our plight. Many of the decisions taken by the board and the executive, which are now being criticised, were appropriate at the time.

The principal issues can be summarised as follows:

- Nedcor anticipated a convergence of technology and banking and acquired strategic stakes in technology companies. The group also invested heavily in technology to enhance systems capability. When the 'tech stock bubble' burst and share prices in technology companies plummeted, Nedcor not only gave up its gains, but also suffered heavy losses.

- The decision to focus Nedcor's retail banking strategy on the upper-income market limited growth opportunities for this business. A strategy to form alliances and joint ventures, to enlarge the retail footprint, has met with mixed results, and is being reviewed.

- The decision to invest a disproportionate amount of the group's capital offshore at a time when the currency was weakening has proved, with hindsight, not to be prudent. The strengthening of the rand resulted in translation losses of some R1,2 billion in 2002 and R1,4 billion in 2003.

- A lack of accountability in the group has been one of the single biggest causes of poor performance. The operational structure was not aligned with the needs of the business, while inadequate management information systems resulted in an inability to measure the performance of individual business units.

- Related to the lack of accountability was a culture of 'blaming and shaming' that evolved in the group. This inevitably placed a strain on relationships.

Five-point plan

While many shareholders may be familiar with the five-point plan that forms the basis of our recovery strategy, it is important to outline the plan in the annual report and commit ourselves to being evaluated against these criteria in the future:

Chief Executive's review

1. the appointment of a new executive team;
2. a strategic review of the business;
3. the successful completion of the merger;
4. improved transparency with a responsible approach to stakeholder reporting; and
5. client service excellence.

Business review

My immediate priority was to align the structure of the group with the strategy and reconstitute the Group Executive Committee. The group now comprises three main business clusters, namely Nedbank Corporate, Nedbank Capital and Retail and Wealth Management. Nedbank Corporate comprises the Corporate Banking, Business Banking, Property and Asset Finance, International and Africa Divisions, as well as Imperial Bank, and Nedbank Capital comprises Project Finance, Investment Banking, Equity Capital Markets, Debt Capital Markets, Treasury and Edward Nathan & Friedland and Nedcor Securities.

The former Technology and Operations functions of the group have been split into Group Business Innovation and Group Operations.

The retail banking interests are being aligned, and Nedcor is in the process of integrating Peoples Bank under the Nedbank Retail banner.

The Group Finance function is being reviewed to improve financial management and management information systems. This includes the introduction of appropriate allocation policies around funds transfer pricing and cost transfer pricing, as well as ensuring that capital is consistently applied between divisions. This will help to ensure appropriate measurement of divisional profitability and is expected to lead to greater accuracy and accountability of divisional management.

Nedcor has initiated a project to realise its non-core assets, including certain technology investments, non-core foreign operations in Nedcor Wealth Management, and its property investments.

New executive committee

Seven new members were added to the executive team in November. They are Pete Backwell (Retail and Wealth Management), Graham Dempster (Nedbank Corporate), Len de Villiers (Group Operations), Brian Kennedy (Nedbank Capital), Ivan Mzimela (Group Human Resources), Rob Shuter (Strategy and Corporate Affairs) and Nolitha Fakude, formerly chairperson of the Black Management Forum, who was recruited externally to coordinate BEE and the implementation of the requirements of the Financial Sector Charter in the group.

We are also thankful to Old Mutual for seconding Bob Head to Nedcor as acting Chief Financial Officer, as we look to address critically the shortcomings in our financial reporting, capital management and asset and liability management. The board is continuing its search for a permanent candidate, who will hopefully be appointed soon.

Merger and reorganisation process

The merger and reorganisation process is proceeding according to a well-defined plan and most synergy benefits are being realised earlier than originally projected. The full annual benefit of R700 million is expected to be realised from 2006 onwards. The total merger cost to achieve these benefits is still expected to be R868 million and we have every confidence that the merger will be completed on deadline.

The major migration of the Business Banking Division's corporate clients was completed in February 2004, and the last client migration project is the transfer of NBS clients to the Nedbank Retail Division during 2004. It then remains to consolidate certain data centres, general ledgers and other backoffice functions for the merger to be completed.

Transparency and stakeholder reporting

Transparency is an ongoing priority, and management is committed to adopting a responsible approach to stakeholder reporting and accounting.

Following the warning to shareholders in November that earnings would be materially lower than the market consensus, we fast-tracked a review of the balance sheet to ensure that the group would exceed its minimum capital adequacy requirement. Old Mutual provided R2 billion subordinated debt in late December, which enabled a thorough review of all assets and advances on the balance sheet.

There is now greater transparency on the financial position of the group following the comprehensive review of the balance sheet, the ongoing derisking of its balance sheet through interest rate and foreign exchange risk management and the solid AC133 credit risk impairments against non-performing advances.

Client service

A key strategy of the group is to increase the number of clients for whom it is the primary banker, in both the corporate and retail markets. To achieve this goal the group is focusing on providing enhanced client service through the following:

- a major client-service-related initiative involving comprehensive staff training over the next six months;
- systems being reviewed and functionality being improved to ensure that products are client-focused;
- client research being intensified; and
- the implementation of staff incentive schemes to align rewards with client service excellence.

In a competitive industry that allows limited differentiation in products we believe that we can regain lost ground by once again focusing on traditional service where the interests of clients are paramount.

Transformation

The Chairman has addressed the strategic importance of BEE and the Financial Sector Charter, and I echo his sentiments. Operationally the group has embraced the charter and we are making progress towards meeting, and hopefully exceeding, the prescribed targets.

Chief Executive's review

Our vision is that Nedcor will be widely respected as a leading, truly South African company that has transformed itself to reflect the realities of South African society. We want the group to be seen as an example of a business that has significantly advanced the development of black people across all our stakeholder groups: our management; our staff; our shareholders; our clients; and the community in which we operate.

We realistically see this as a three- to five-year journey that has already started, and one that will involve a major culture change within Nedcor.

Our transformation progress has regrettably been hampered by the merger and the unfolding events of the past year. During this time of uncertainty it has been difficult to initiate plans with potential empowerment partners, while our ability to recruit and retain black professionals has also been limited. We remain determined to meet our targets and will pursue our transformation goals with vigour in the year ahead.

Nedcor was acknowledged as 'the most empowered group in the sector' among the four major banks by economic empowerment rating agency, Empowerdex. The group was also recognised as leading the sector in BEE control and in internal transformation relating to employment equity.

As a group we are also proud of the role we have played in backing emerging black entrepreneurs in startup businesses that have now grown into some of the country's leading companies. Two notable examples are Mvelaphanda and ARMGold.

Prospects

As we close the 2003 chapter and look to the year ahead, I believe the recovery programme is gaining momentum, we are delivering greater transparency, and the relationship with Old Mutual continues to strengthen. These factors, together with the strong franchises and quality people in the group, indicate that we have started to turn the corner on the long road to recovery.

As part of this recovery programme the balance sheet has been thoroughly analysed and the group is now focused on the implementation of aggressive cost reduction measures and the central management of the group's interest rate risk and foreign exchange exposure. Management is now being held accountable for performance delivery, and will be rewarded on an RoE-based incentive system. A key focus will be improving client service, and further leveraging Nedcor's solid core businesses to grow revenues.

These core businesses are solid and attractive, with strong market shares in the business banking and corporate banking sectors in particular. Retail banking has a broad footprint for the implementation of its strategy, and the attractive growth rates of the local banking market also bode well for the group's prospects.

Thanks

Banking is about relationships and we are particularly proud of the relationships we enjoy with our major stakeholders. I would like to thank our clients, shareholders, investment analysts, the media, the regulators and suppliers for their support during a difficult time.

My personal thanks go to the shareholders and directors for the confidence they have shown in appointing me as Chief Executive. A particular word of thanks is due to Old Mutual for the supportive role it has played during my tenure to date.

At the same time I should like to express my gratitude to the retiring executive directors, Tony Routledge, Stuart Morris and Izak Botha, for their contribution to the group over several years.

Constant change and uncertainty place incredible pressure on people within a company. I should like to thank the people of Nedcor for their ongoing commitment and for the willingness to turn this company around. The unwavering support from the new executive committee has been most encouraging, and, together with the board, management and staff, we shall ensure that Nedcor once again becomes a great place to bank, a great place to invest and a great place to work.

Tom Boardman
Chief Executive

Corporate governance report

Corporate governance

Nedcor recognises that good governance practices form an integral part of developing and sustaining any successful business, and is committed to infusing best-practice governance processes into all its operations going forward. A full corporate governance report is set out in the detailed Nedcor 2003 Annual Report, which is available on request or online at www.nedcor.com.

Enhanced corporate governance strategy

A dedicated corporate governance department, headed by Adv Selby Baqwa SC, coordinates corporate governance and sustainability considerations for the Nedcor Group. Nedcor is committed to complying with regulations, legislation and supervisory codes of conduct both locally and internationally in respect of its relationship with Old Mutual, and as part of its progress in implementing best practice.

The Group Corporate Governance Committee was constituted during 2003 to take responsibility for the alignment of governance and business unit functions at an executive management level.

Risk management strategy

The Nedcor Board acknowledges its responsibility for the entire process of risk management, as well as for forming an opinion on the effectiveness of this process. Management is accountable to the board for designing, implementing and monitoring the process of risk management, and integrating it with the day-to-day activities of the group. The Group Audit, Risk and Compliance ('ARC') Committee is responsible for assisting the board in reviewing the risk management process and the significant risks facing the group. The Enterprise-wide Risk Management Framework, approved by the board, formalises the management of risk throughout the group.

A Red Risk Report has been developed as a tool to assist in achieving good governance. It represents a focused view of the issues that require attention, raising concerns around these, as well as the steps being taken to address them. This form of risk reporting strongly supports the move towards greater transparency in reporting.

The Basel II requirements are being dealt with by way of a comprehensive Basel II compliance plan, which will further enhance the risk management process.

Internal control

An essential part of the board's responsibility is reviewing the effectiveness of internal control, making use of the monitoring processes within the company.

This is carried out through the risk committee structure within the Nedcor Group. This, together with the associated responsibility for reviewing periodically the effectiveness of such internal control, is formally acknowledged by the head of each business unit once a year. Regulation 39(4) of the Banks Act requires that a board of directors annually report to the Registrar of Banks on the adequacy of internal controls, adherence to these, maintenance of ethical standards, any material malfunctions and whether a bank will continue as a going concern.

Nedcor's King Report on Corporate Governance for South Africa ('King II' or 'the code')

Nedcor fully subscribes to and supports the code and has developed a comprehensive implementation and monitoring plan to meet its requirements and recommendations. This plan incorporates the corporate governance requirements of the Regulations of the Banks Act, the recommendations of the Myburgh Report and the Combined Code on corporate governance. The plan has been approved by the board and its implementation is monitored by the Directors' Affairs Committee.

The Enterprise-wide Risk Management Framework referred to earlier was designed to incorporate all relevant aspects of the code. The only areas of anticipated non-compliance with the code in Nedcor, which the board is satisfied do not impair the governance system or perceptions of it, are as follows:

- Both the current Chairman of the Nedcor Board, and the Chairman designate, Warren Clewlow, are non-executive directors, but are not independent directors, as defined by the code, by virtue of the fact that they also serve on the board of the group's holding company, Old Mutual plc.
- Chairmen of the following board committees are non-executive, but not independent directors, as defined by the code:
  - Group Market Risk Committee (Michael Katz); and
  - Directors' Affairs Committee (Warren Clewlow).

The other main area of work in progress during 2003 was integrated sustainability reporting. Although not fully compliant, significant progress has been made in this regard. A separate Sustainability Report has been produced in accordance with the Global Reporting Initiative ('GRI') guidelines, and taking into account the recommendations of King II. The report is available from the Corporate Governance Department, or can be downloaded from www.nedcor.co.za.

Myburgh Report on Corporate Governance in the Banking Industry

Nedcor is generally in compliance with the Myburgh recommendations, and has integrated these into its King II implementation plan to ensure compliance is monitored by the Directors' Affairs Committee and Nedcor Board on an ongoing basis. The one area of non-compliance is board size, which the Myburgh Report recommends be no larger than 16. Nedcor has meanwhile reduced its board size.

Board appointment

During 2003 a formal board appointment policy was finalised. Board appointments are conducted in a formal and transparent manner by the board as a whole, assisted by the Nedcor Directors' Affairs Committee.

To ensure a balance of authority and power, the roles of Chairman and Chief Executive are separate.

Corporate governance report

Financial statements and external review

Going concern

The directors of Nedcor confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. These assumptions are recorded at the time of the approval of the annual financial statements by the board. For this reason the Nedcor Board continues to adopt the going-concern basis for preparing the financial statements.

Directors' declaration

The directors of Nedcor confirm and acknowledge that:

- it is the directors' responsibility to prepare financial statements that fairly present the state of affairs of the company at the end of the financial year, and the profit or loss and cash flows for that period;
- the auditors are responsible for reporting on whether the financial statements are fairly presented;
- adequate accounting records and an effective system of internal control and risk management have been maintained;
- appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently, except as otherwise disclosed; and
- applicable accounting standards have been adhered to or, if there has been any departure in the interest of fair presentation, this has been disclosed, explained and quantified.

External auditors

The group's joint external auditors are Deloitte & Touche and KPMG Inc. The report of the independent auditors on page 48 sets out the responsibilities of the external auditors with regard to reviewing the financial statements and the group's compliance with both statutory and accounting standard requirements.

Relations with shareholders and other stakeholders

Nedcor is committed to communicating in a transparent manner with all its stakeholders. Share owners specifically, as well as the other stakeholders, are encouraged to attend the annual general meeting and other meetings as vital communication forums.

Code of ethics and organisational integrity

Nedcor is committed to organisational integrity and high standards of ethical behaviour in its dealings with all the group's stakeholders. Failure to maintain ethical standards may result in disciplinary action.

The Ethics Project Team has been tasked to develop and implement a dedicated campaign to implement the revised code of ethics, raise awareness among employees and introduce an ethics management programme that will, among other issues, measure and report on compliance to the Nedcor Code of Ethics. The code of ethics was distributed throughout the organisation for comments, and is closely aligned to the Nedcor values.

Code of Banking Practice

Nedcor subscribes to the Code of Banking Practice of the Banking Council of South Africa. This code governs Nedcor's conduct regarding relationships with authorities, clients, competitors, employees, shareholders, local communities and other primary stakeholders. The Nedcor Group also works constructively with the Banking Adjudicator's Office to ensure that client complaints are resolved appropriately and timely.

Political contributions

Nedcor fully supports the South African democratic system, but does not fund individual political parties. The group's stance is apolitical, a principle that extends to not funding projects that are specifically undertaken under the auspices of political parties.

Board meetings

In 2003 the board met 13 times. It is policy for the board to meet frequently, and a formal schedule of matters is required to be submitted to the board on the basis of an annual work plan. Additional or other matters of significance to Nedcor and the group are required to be brought to the board's attention timely, and in a number of instances this has required the board to convene outside the scheduled plan of meetings.

Corporate governance report

2003 attendance record: Board and board committee meetings for Nedcor Limited and Nedbank Limited

		Nedcor Limited Board	Nedcor Limited Board pre-sched	Nedcor Limited Board ad hoc	Nedbank Limited Board	Nedbank Limited Board pre-sched	Nedbank Limited Board ad hoc	Chairman's Committee	Remuneration Committee
Number of meetings		13	8	5	11	7	4	6	10
Directors	*Status*								
CJW Ball	x	12/13	8/8	4/5	10/11	7/7	3/4		9/10
TA Boardman	*	13/13	8/8	5/5	11/11	7/7	4/4		
IJ Botha	*	13/13	8/8	5/5	11/11	7/7	4/4		
WAM Clewlow	#	11/13	7/8	4/5	9/11	6/7	3/4	6/6	
RG Cottrell	x	13/13	8/8	5/5	11/11	7/7	4/4	5/6	
BE Davison	x	9/13	7/8	2/5	8/11	6/7	2/4		
N Dennis	x	8/13	7/8	1/5	7/11	6/7	1/4		7/10
B de L Figaji	x	8/13	6/8	2/5	8/11	6/7	2/4		
BJS Hore	*	13/13	8/8	5/5	11/11	7/7	4/4		
PG Joubert[1]	#	6/7	5/5	1/2	6/6	5/5	1/1	2/2	7/7
MM Katz	*	12/13	8/8	4/5	10/11	7/7	3/4		
RCM Laubscher[2]	*	10/12	6/8	4/4	9/10	6/7	3/3		
MJ Levett	#	12/13	8/8	4/5	10/11	6/7	4/4		
CF Liebenberg	#	13/13	8/8	5/5	11/11	7/7	4/4	6/6	10/10
JB Magwaza	x	8/13	5/8	3/5	8/11	6/7	2/4		8/10
ME Mkwanazi	x	7/13	5/8	2/5	8/11	5/7	3/4	4/6	
SG Morris	*	13/13	8/8	5/5	11/11	7/7	4/4		
DGS Muller	*	13/13	8/8	5/5	11/11	7/7	4/4		
ML Ndlovu	*	12/13	7/8	5/5	11/11	7/7	4/4		
PF Nhleko	#	2/12	1/8	1/4	3/10	2/7	1/3		
TH Nyasulu	x	11/13	7/8	4/5	9/11	6/7	3/4		
JVF Roberts	#	11/13	7/8	4/5	9/11	5/7	4/4		
AA Routledge[3]	*	12/13	8/8	4/5	10/11	7/7	3/4		
CML Savage	x	10/13	7/8	3/5	9/11	6/7	3/4		
JH Sutcliffe	#	11/13	7/8	4/5	10/11	6/7	4/4	6/6	7/10
Committee members									
MJ Leeming									
CC Parker									
GF Richardson									
GS van Niekerk									

* *Executive*
\# *Non-executive*
x *Independent non-executive*

1 *Retired – 28 July 2003*
2 *Retired – 8 December 2003*
3 *Retired – 31 December 2003*

	Group Audit, Risk and Compliance	Group ARC pre-sched	Group ARC ad hoc	Strategic Innovation Management	Credit Committee	Group Social and Environment	Group Nomination Committee	Group Corporate Governance	Group Market Risk
	12	8	4	4	4	4	7	4	4
	12/12	8/8	4/4		4/4				
	11/12	8/8	3/4				6/7	3/4	
	12/12	8/8	4/4		4/4		7/7	4/4	
	7/12	4/8	3/4						4/4
						4/4			
	9/9	6/6	3/3				2/2	2/2	
							7/7	2/4	
				3/4	4/4	4/4	7/7	4/4	4/4
				3/4			4/7	4/4	
					1/1				2/4
					2/3	3/4			
	9/12	7/8	2/4						
				3/4					3/4
							7/7	3/4	
						3/4			
						2/4			
					4/4	3/4			4/4
				2/4					

Board of directors

Nedcor Limited Directors

As at 1 March 2004

The full names, ages, nationalities (if not South African), business addresses, qualifications, occupations and profiles as well as Nedcor Board Committee memberships and shareholdings in Nedcor/Nedbank of the directors are set out below.

Christo Ferro Liebenberg (69)

(Non-executive Chairman) (reappointed 1996)

Business address: Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications: CAIB(SA), FIBSA, AMP (Harvard), DCom(hc)
Occupation: Chairman, Nedcor

Chris is the former Minister of Finance in the South African Government of National Unity. He is a career banker, having joined Nedbank in 1952 and a previous Chief Executive of Nedcor Limited, Chairman of Nedbank Limited, as well as a Director of Old Mutual plc, Old Mutual Life Assurance Company (SA) Limited, Mutual & Federal Insurance Company Limited and Macsteel Holdings Limited. He also is a previous Chairman of the Commonwealth Expert Group on Protecting Against Volatile Capital Flows and a member of the International Advisory Councils of INSEAD, Fontainebleau and World Economic Forum, Davos.

Nedcor Ltd ordinary shares:	31 462 beneficial indirect
Nedbank Ltd preference shares:	135 000 beneficial indirect

Warren Alexander Morten Clewlow (67)

(Deputy Chairman and Chairman designate)
(Non-executive) (appointed 2000)

Business address: Barlow Park, Katherine Street, Sandton, 2199
Qualifications: OMSG, CA(SA), DEcon(hc)
Occupation: Chairman, Barloworld

Warren is Deputy Chairman of Nedcor. He is also Non-executive Director and Chairman of the Compliance Committee of Old Mutual plc. He has been Chairman of Barloworld since 1991. He was previously Chairman of the State President's Economic Advisory Council and Chief Executive of Barloworld and has managed many of its diverse divisions. He is also Non-executive Director of Sasol Limited, Rustenburg Wines (Proprietary) Limited, Chairman of Pretoria Portland Cement and Deputy Chairman of Old Mutual Life Assurance Company (SA) Limited.

Nedcor Board Committees:
Chairman: Directors' Affairs Committee

Nedcor Ltd ordinary shares:	2 000 beneficial indirect
Nedbank Ltd preference shares:	0

Prof Michael Mervyn Katz (59)

(Non-executive Vice-chairman) (appointed 1997)

Business address: Edward Nathan & Friedland (Proprietary) Limited, 4th Floor, The Forum, 2 Maude Street, Sandown, 2196
Qualifications: BCom, LLB, LLM (Harvard Law School), LLD(hc)
Occupation: Corporate Law Adviser and Consultant

Michael is Non-executive Vice-chairman of Nedcor and Chairman of Edward Nathan & Friedland (Proprietary) Limited. He is also Chairman of the Commission of Inquiry into the Tax System of South Africa and the Tax Advisory Committee, as well as an Honorary Professor of Company Law at the University of the Witwatersrand.

Nedcor Board Committees:
Chairman: Group Market Risk Committee
Group Credit Committee
Group Finance Oversight Committee
Directors' Affairs Committee

Nedcor Ltd ordinary shares:	3 000 beneficial indirect
Nedbank Ltd preference shares:	475 000 beneficial direct
	105 000 non-beneficial indirect

Thomas Andrew Boardman (54)

(Chief Executive) (appointed 2002 as Director and 10 December 2003 as CE)

Business address: Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications: BCom, CA(SA)
Occupation: Chief Executive, Nedcor Limited and Nedbank Limited

Tom is Chief Executive of Nedcor Limited and Nedbank Limited. He was formerly Chief Executive of BoE. Previous directorships include the Banking Council, Boardmans and Sam Newman Limited.

Nedcor Board Committees:
Group Credit Committee

Nedcor Ltd ordinary shares:	0
Nedbank Ltd preference shares:	85 000 non-beneficial indirect

Christopher John Watkins Ball (64)

(Independent non-executive) (appointed 2002)

Business address: 4 Gardenia Lane, Constantia, 7800
Qualifications: Dip Iuris, MA
Occupation: Director of companies

Chris was previously a director of BoE and BoE Management, and is a Director of Canal Walk Limited and Century City Limited.

Nedcor Board Committees:
Chairman: Group Finance Oversight Committee
Group Audit, Risk and Compliance Committee
Group Remuneration Committee
Chairman: Group Credit Committee
Directors' Affairs Committee

Nedcor Ltd ordinary shares:	204 non-beneficial indirect
Nedbank Ltd preference shares:	144 300 beneficial indirect

Richard Gray Cottrell (68)
(Independent non-executive) (appointed 2002)
Business address: 18 Rivonia Road, Illovo, 2196
Qualifications: CA(SA), FCA, SEP (Stanford)
Occupation: Director of companies

Rick is a director of African Oxygen Limited, Afrox Healthcare Limited, Glenrand MIB Limited, Imperial Bank Limited and Iscor Limited. He was previously Executive Officer of the Financial Services Board, Deputy Chairman and Managing Partner of Coopers & Lybrand and member of the then Policy Board for Financial Services and Regulation. He is also past President of The South African Institute of Chartered Accountants.

Nedcor Board Committees:
Chairman: Group Audit, Risk and Compliance Committee
Directors' Affairs Committee
Group Finance Oversight Committee

Nedcor Ltd ordinary shares: 367 beneficial direct
Nedbank Ltd preference shares: 29 363 non-beneficial indirect

Barry Erskine Davison (58)
(Independent non-executive) (appointed 2002)
Business address: 14th Floor, 55 Marshall Street, Johannesburg, 2001
Qualifications: BA (Law and Economics)
Occupation: Chairman of Anglo American Platinum Corporation Limited

Barry is Non-executive Chairman of Anglo American Platinum Corporation Limited, an executive director of Anglo American plc, Chairman of Anglo American plc Ferrous Metals Division, a non-executive director of Kumba Resources Limited.

Nedcor Board Committees:
Group Audit, Risk and Compliance Committee

Nedcor Ltd ordinary shares: 0
Nedbank Ltd preference shares: 18 700 beneficial indirect

Nicholas Dennis (57)
(Independent non-executive) (appointed 2002) (British)
Business address: 85 Bute Lane, Sandton, 2196
Qualifications: BCom (Hons)
Occupation: Chief Executive, Tiger Brands Limited

Nick is Chief Executive of Tiger Brands Limited.

Nedcor Board Committees:
Group Market Risk Committee

Nedcor Ltd ordinary shares: 0
Nedbank Ltd preference shares: 47 500 beneficial direct

Prof Brian de Lacy Figaji (59)
(Independent non-executive) (appointed 2002)
Business address: Peninsula Technikon, Symphony Way, Off Modderdam Road, Bellville, 7530
Qualifications: BSc(Eng), Dip Tertiary Educ, Med, Ded (Coventry University (UK)), DLitt (California State University, Hayward, USA)
Occupation: Vice-chancellor of the Peninsula Technikon

Brian is Principal and Vice-chancellor of the Peninsula Technikon and member of the Council on Higher Education.

Nedcor Board Committees:
Group Credit Committee
Group Remuneration Committee

Nedcor Ltd ordinary shares: 0
Nedbank Ltd preference shares: 0

Barry John Stuart Hore (43)
(Executive) (appointed 1999)
Business address: Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications: BCom, AMP (Harvard)
Occupation: Chief Executive: Group Business Innovation

Barry is Chief Executive of Group Business Innovation and a director of Nedcor. Other directorships include Internet Solutions (Proprietary) Limited, VISA International CEMEA Region and Net1 Applied Technology Holdings Limited.

Nedcor Ltd ordinary shares: 98 423 beneficial indirect
Nedbank Ltd preference shares: 0

Michael John Levett (64)
(Non-executive) (appointed 1987)
Business address: Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG
Qualifications: BCom, FFA, FIA, DEconSc(hc)
Occupation: Chairman, Old Mutual plc

Mike is a director of Nedcor. He is Chairman of Old Mutual plc and Deputy Chairman of Mutual & Federal Insurance Company Limited. He is also a director of Barloworld Limited, Old Mutual South African Trust plc and SAB Miller plc.

Nedcor Board Committees:
Directors' Affairs Committee

Nedcor Ltd ordinary shares: 12 333 beneficial direct
Nedbank Ltd preference shares: 0

Board of directors

Johannes Bhekumuzi Magwaza (61)
(Independent non-executive) (appointed 1996)
Business address: 6th Floor, Corporate Place, Gardiner Street, Durban, 4001
Qualifications: BA, MA (Warwick, UK)
Occupation: Director of companies

JB is a Director of Nedcor and Non-executive Chairman of Peoples Bank Limited. He also serves as a Non-executive Director of Dorbyl Limited and is on the boards of the Development Bank of Southern Africa and Ithala Development Finance Corporation Limited.

Nedcor Board Committees:
Chairman: Group Remuneration Committee
Group Audit, Risk and Compliance Committee
Directors' Affairs Committee

Nedcor Ltd ordinary shares: 105 beneficial direct
Nedbank Ltd preference shares: 0

Mafika Edmund Mkwanazi (50)
(Independent non-executive) (appointed 2000)
Business address: 74 Saddlebrook Estate, Kyalami, Midrand
Qualifications: BSc(Maths), BSc(Elec Eng)
Occupation: Director of companies

Mafika is a director of Nedcor and was Group Chief Executive of Transnet Limited. Directorships include Freight Logistics International Inc, Transnet Limited and SAA.

Nedcor Board Committees:
Chairman: Strategic Innovation Management Committee
Directors' Affairs Committee
Group Finance Oversight Committee
Group Audit, Risk and Compliance Committee

Nedcor Ltd ordinary shares: 103 beneficial direct
Nedbank Ltd preference shares: 10 000 beneficial indirect

Derek Geoffrey Sidney Muller (51)
(Executive) (appointed 1999)
Business address: Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications: BCom, CA(SA), AMP (Harvard)
Occupation: Chief Executive of Nedbank Corporate

Derek is a director of Nedcor and Net1 Applied Technology Holdings Limited. He represents Nedcor on the Banking Council, and is a member of the Banking Council Transformation Committee.

Nedcor Ltd ordinary shares: 118 035 beneficial direct
21 057 beneficial indirect
Nedbank Ltd preference shares: 0

Maduke Lot Ndlovu (52)
(Executive) (appointed 1993)
Business address: 100 Main Street, Johannesburg, 2001
Qualifications: DipLR (Unisa), MAP (Wits), EDP (North Western USA), AMP (Harvard Business School)
Occupation: Chief Executive, Peoples Bank Limited

Lot is a Director of Nedcor and Chief Executive of Peoples Bank Limited. He is Non-executive Chairman of Africa Milestone Investments Limited, Lafarge South Africa (Proprietary) Limited and the Environmental & Infrastructure Development Trust. He is a Director (non-executive) of Nampak Limited, the South African National Roads Agency and the Community Growth Management Company Limited. He is the Deputy Chairman of the Council of the Technikon Witwatersrand. He is a member/trustee of the Business Trust (Job Creation), the Multicultural Development Programme (Deloitte & Touche) and St Anthony's Adult Education Centre. He is a member of the advisory board of the Otis Elevator Company and serves as a Commissioner for the Office of the Banking Adjudicator. He is the Patron of Midrand Graduate Institute Milpark Business School.

Nedcor Board Committees:
Group Credit Committee
Group Market Risk Committee
Directors' Affairs Committee

Nedcor Ltd ordinary shares: 12 846 beneficial indirect
Nedbank Ltd preference shares: 0

Phuthuma Freedom Nhleko (43)
(Non-executive) (appointed 2002)
Business address: 3 Alice Lane, Sandton, 2196
Qualifications: BSc, MBA
Occupation: Group Chief Executive, MTN Group Limited

Phuthuma is the Group Chief Executive of MTN Group Limited, a director of Johnnic Holdings Limited and former Executive Chairman and founding member of Worldwide African Investment Holdings Limited.

Nedcor Board Committees:
Strategic Innovation Management Committee
Group Market Risk Committee

Nedcor Ltd ordinary shares: 0
Nedbank Ltd preference shares: 0

Thembalihle Hixonia Nyasulu (49)
(Independent non-executive) (appointed 2002)

Business address:	8 Queen Mary Avenue, Umbilo, 4001
Qualifications:	BA (Hons), EDP (Cambridge, Mass), IPBM (IMD, Lousanne)
Occupation:	Strategic Marketer

Hixonia is the Sole Proprietor of TH Nyasulu & Associates, a marketing and research company. She is Chairman of DBSA Development Fund and Director of AECI Limited, Anglovaal Industries Limited, Development Bank of Southern Africa, Sheer Quality (Proprietary) Limited, Tongaat-Hulett Group Limited, Tongaat-Hulett Sugar Limited, Turner Logistics (Proprietary) Limited and immediate past Chairman of the Ithala Development Finance Corporation Board.

Nedcor Group Committees:
Group Credit Committee
Group Remuneration Committee
Directors' Affairs Committee

Nedcor Ltd ordinary shares:	0
Nedbank Ltd preference shares:	0

Julian Victor Frow Roberts (46)
(Non-executive) (appointed 2001) (British)

Business address:	Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG
Qualifications:	BA (Hons) (Stirling), FCA
Occupation:	Group Financial Director, Old Mutual plc

Julian is the Group Financial Director of Old Mutual plc. He is also a Fellow of the Institute of Chartered Accountants of England and a Member of the Association of Corporate Treasurers. Other directorships include Mutual & Federal Insurance Company Limited, Old Mutual (US) Holdings and King & Shaxton. He was previously the Group Finance Director of Sun Life and Provincial Holdings plc.

Nedcor Board Committees:
Group Audit, Risk and Compliance Committee
Group Finance Oversight Committee

Nedcor Ltd ordinary shares:	0
Nedbank Ltd preference shares:	0

Cedric Michael Langton Savage (65)
(Independent non-executive) (appointed 2002)

Business address:	Amanzimnyama Hill, Tongaat, 4400
Qualifications:	BSc(Eng), MBA, ISMP (Harvard)
Occupation:	Chairman, Tongaat-Hulett Group Limited

Cedric is Non-executive Chairman of the Tongaat-Hulett Group Limited and a Director of AECI Limited, Delta Motor Corporation (Proprietary) Limited, Datatec Limited, Harmony Gold Mining Limited, Hulett Aluminium (Proprietary) Limited and Kumba Resources Limited.

Nedcor Board Committees:
Strategic Innovation Management Committee
Group Market Risk Committee
Group Remuneration Committee

Nedcor Ltd ordinary shares:	5 863 beneficial direct
Nedbank Ltd preference shares:	212 700 beneficial indirect

James Harry Sutcliffe (47)
(Non-executive) (appointed 2001) (British)

Business address:	Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG
Qualifications:	BSc
Occupation:	Chief Executive, Old Mutual plc

Jim is a Fellow of the Institute of Actuaries. He is also Chief Executive of Old Mutual plc. Previously he was Deputy Chairman of Liberty International Property and Financial Services and Chief Executive of Prudential UK.

Nedcor Board Committees:
Group Remuneration Committee
Directors' Affairs Committee

Nedcor Ltd ordinary shares:	0
Nedbank Ltd preference shares:	0

Remuneration report

This report has been prepared by the Group Remuneration Committee ('the committee') and has been approved by the Nedcor Limited Board. A full remuneration report is set out in the detailed Nedcor 2003 Annual Report, which is available on request or online at www.nedcor.com.

Group Remuneration Committee membership and charter

The committee operates in terms of a charter approved by the board. Membership consists exclusively of non-executive directors, and an independent non-executive director, Mr JB Magwaza, chairs the committee. During the year under review, Michael Olivier (MD, Synchrona Leadership Strategies (Pty) Limited) was again appointed as the independent adviser to the Group Remuneration Committee.

The committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The committee needs to meet at least four times a year, in terms of its charter, but has met 10 times during 2003. The committee's responsibilities include:

- determining the remuneration, incentive arrangements and benefits of the executive directors and of certain other senior executives of the group;
- making recommendations to the board on remuneration adjustments, short- and long-term incentives for executive directors;
- reviewing, monitoring and approving principles supporting short-term incentive arrangements for all staff in Nedcor;
- reviewing, monitoring and approving the Nedcor Group Employee Share Option Scheme;
- succession planning for the members of the Group Executive Committee; and
- performance statements for the CE and executive directors.

The committee's intention is to apply the guiding principles of the remuneration policy as far as practically possible, but both the board and the committee retain the right to use their discretion to deviate from this policy in exceptional circumstances.

Remuneration philosophy and policy

The purpose of remuneration is to attract, retain, motivate and reward high-performing and talented staff to achieve Nedcor's objectives. Nedcor's philosophy is to encourage sustainable long-term performance, at all times aligned with the strategic direction and specific value-drivers of the business within which Nedcor operates. The remuneration policy is fully integrated into other management processes such as performance management, and aligned with overall group human resources policies. However, the policy recognises differences in divisional strategies, structure, culture and the different market segments being serviced.

To maintain appropriate remuneration competitiveness *vis-à-vis* the labour market, remuneration is reviewed annually and increases are effective from 1 April. Non-managerial staff form part of a bargaining unit and annual increases granted depend on successful negotiations with the recognised trade unions. The committee determines the total cost of increases allocated to management and executives and provides a mandate for annual trade union negotiations.

Guaranteed remuneration

Annual increases in guaranteed remuneration were linked to market-related practices as well as the comparative position of directors' remuneration in respect of the external market. An overall increase in the executive directors' remuneration bill of 9% was approved with effect from 1 April 2003.

Performance bonuses

The merger between Nedcor, NIB, COGHB and BoE, who all had different incentive schemes, required a complete review of principles supporting short-term incentive schemes. As the financial performance of Nedcor for 2003 was not in line with market expectations and the performance criteria established, no performance bonuses were allocated to the Nedcor CE, CE designate, executive directors and members of general management. The committee determined a performance bonus pool *for staff below general management, in the light of the results and the requirements of the bank's recovery programme.*

To ensure the retention of key critical executives in general management, a retention scheme was implemented (excluding the CE and the executive directors). Payment is deferred to December 2004 on condition that the executive is still in service, and not under resignation at the time of payment.

Principles supporting incentive schemes in respect of 2004 have been finalised. Group targets will be based on return on equity and headline earnings. There will be a weighting in respect of the performance of the Nedcor Group, which applies to all levels of staff. Bonus payments for all staff in the top band have to be approved by the committee.

Executive directors' emoluments

Remuneration for the years ended 31 December 2003 and 2002 was as follows:

Year to 31 December 2003

Name	Remu-neration (R000)	Retirement fund contri-butions (R000)	Leave pay compen-sation* (R000)	Other benefits# (R000)	Guaranteed remu-neration (R000)	Performance bonus*** (R000)	Total (R000)	2003 on 2002 % change (%)
TA Boardman****	2 020	207	17	168	2 412	–	2 412	36
IJ Botha	1 486	272	31	203	1 992	–	1 992	(62)
BJS Hore	1 568	311	38	30	1 947	–	1 947	(40)
MM Katz*****	2 473	483	34	33	3 023	–	3 023	(36)
RCM Laubscher	2 407	486	116	1 929**	3 043	–	4 938	18
SG Morris	1 448	299	29	99	1 875	–	1 875	(41)
DGS Muller	1 509	323	77	142	2 051	–	2 051	(37)
LM Ndlovu	1 418	281	27	34	1 760	–	1 760	(43)
AA Routledge	1 533	300	29	19	1 881	–	1 881	(41)
Total	**15 862**	**2 962**	**398**	**2 657**	**19 984**	**–**	**21 879**	**(33)**

* *Leave pay compensation: with the alignment of employment conditions, all leave allocations for management was aligned to 15 + 10 days. Where this represented a reduction from the previous leave entitlement, compensation for this loss of benefit was incorporated into the guaranteed remuneration package.*

** *Includes the termination bonus of R1 567 000, and leave payout of R328 436.*

*** *With effect from 2003 performance bonus payments have been aligned for disclosure purposes in this report with the year to which they relate, ie bonuses paid in respect of the 2003 financial year will be reflected in the 2003 numbers and comparative tables have been adjusted accordingly. The notes to the financial statements (page 89) reflect the bonus paid in the related accounting period, ie 2002 bonus paid during the 2003 year.*

**** *Includes 'back-pay' of R138 700 for the period 15 October to 31 December of which payment is deferred to February 2004.*

***** *Mr Katz will retain his executive responsibilities for ENF, but effective 1 January 2004, will be a non-executive director for Nedcor Limited.*

Other benefits include medical aid, disability insurance and company car sacrifice.

Remuneration report

Year to 31 December 2002

Name	Remuneration (R000)	Retirement fund contributions (R000)	Other benefits (R000)	Guaranteed remuneration (R000)	Performance bonus*** (R000)	Total (R000)	2002 on 2001 % change (%)
TA Boardman*	803	133	84	1 020	750	1 770	
IJ Botha**	1 398	194	207	1 799	3 500	5 299	
BJS Hore	1 428	275	22	1 725	1 500	3 225	(15)
MM Katz	2 274	480	243	2 997	1 750	4 747	0,5
RCM Laubscher	2 224	430	38	2 692	1 500	4 192	(20)
MJ Leeming	592	138	51	781	–	781	(80)
SG Morris	1 273	265	124	1 662	1 500	3 162	(16)
DGS Muller	1 346	282	139	1 767	1 500	3 267	(15)
LM Ndlovu	1 283	250	35	1 568	1 500	3 068	(17)
AA Routledge	1 393	268	18	1 679	1 500	3 179	(16)
Total	**14 014**	**2 715**	**961**	**17 690**	**15 000**	**32 690**	**0,1**

* *TA Boardman was previously an executive director of BoE. The above table reflects his remuneration from 1 July 2002, the effective date of the merger, notwithstanding the fact that he only became an executive director of Nedcor on 1 November 2002.*

** *IJ Botha's remuneration relates to the full year, notwithstanding the fact that he only became an executive director of Nedcor on 1 November 2002.*

*** *Bonus paid during 2003 relating to the 2002 year-end results.*

Termination arrangements: Mr RCM Laubscher

In connection with Mr Laubscher's stepping down as Chief Executive of Nedcor from 8 December 2003, the following arrangements were agreed:

Nedcor paid Mr Laubscher his guaranteed remuneration for the period 1 January to 31 December 2003. In addition, accrued leave days (33,5 days) amounted to a payment of R328 436. A payment of R1 566 860 was paid to Mr Laubscher, of which R548 401 was a retirement gratuity, equivalent to three months' pensionable remuneration, which is standard policy for his length of service. As indicated earlier, no performance bonuses were paid to the executive directors in respect of the 2003 financial year. In terms of the employee share option policy, Mr Laubscher retained his share options under the company's employee share option plan. All unvested options vested with effect from 31 December 2003, and Mr Laubscher has until 30 June 2005 to exercise such options, free from performance conditions. Any unexercised options will lapse after this date.

In respect of his responsibilities as executive director of Old Mutual plc, Mr Laubscher received his remuneration of £100 000 per annum through to 31 December 2003. No performance bonus was paid to Mr Laubscher. The Old Mutual plc Remuneration Committee also approved Mr Laubscher retaining his share options under the Old Mutual Share Option Plan until 31 December 2004, free from performance conditions. To the extent that options are not exercised by that date, they will lapse.

Service contracts

A service contract has been agreed for the new CE, Mr TA Boardman, the terms of which are considered by the committee to provide a proper balance of duties and securities between the respective parties. Mr Boardman's service contract is with effect from 10 December 2003 and requires a notice period of six months under most circumstances.

An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70.

Severance arrangements

The following formula will apply to calculating a severance package in the event that service is terminated for operational reasons: two weeks' guaranteed remuneration per completed year of service with no maximum plus any statutory notice requirements.

Share option grants

The long-term element of remuneration will take the form of share options. Long-term incentive schemes are intended to provide a motivation for high performers to remain with Nedcor Limited. The amount of the long-term incentive awarded depends on the most recent performance.

Allocations of share options to new appointments are not linked to performance-based conditions. New appointments in the top band may be awarded share options on the date of appointment, which may fall outside the formal allocation periods, subject to ratification by the committee.

The granting of annual share options (based on job level, merit and performance) is approved by the committee acting on recommendations from executive management. Annual share options are allocated twice a year on a date determined by the committee. Since 2001, the vesting of annual share option allocations has been linked to the achievement of predetermined financial targets. The vesting criteria, the range of options to be allocated and the rules governing the exercising of options and termination of service are set out in the full Nedcor 2003 Annual Report and can be viewed at www.nedcor.com.

Remuneration report

Non-executive directors' remuneration

The terms of engagement of the non-executive directors (other than the Chairman) cover a period of three years, unless terminated by either party with the required 30-day notice period. Mr CF Liebenberg was reelected as Chairman of the Nedcor Board in January 2004.

Name	Board meeting fees R000	Committee fees R000	**2003 R000**	2002 R000	2001 R000
GH Bulterman					110
CJW Ball	127	280	**407**	44	
WAM Clewlow	194	139	**333#**	201	130
RG Cottrell	120	240	**360**		
PTW Curtis				204	245
BE Davison	120	108	**228**	7	
N Dennis	120	104	**224**	9	
B de L Figaji	120	54	**174**	10	
PG Joubert***			**311**	400	366
MJ Levett	110	15	**125**	144	150
CF Liebenberg*			**2 500***	1 420	1 420
JB Magwaza	110	50	**160**	140	132
ME Mkwanazi	110	100	**210**	182	173
E Molobi				83	100
PF Nhleko	120	56	**176**	5	
TH Nyasulu	110	87	**197**	62	
CC Parker				187	218
JVF Roberts**	110	104	**214**	169	150
JH Sutcliffe**	110	92	**202**	112	
CML Savage	127	52	**179**	25	
AJ Trahar					33
GS van Niekerk				108	125
Dr WP Venter				100	105
Total	1 708	1 481	**6 000**	3 612	3 457

* *Included in Mr Liebenberg's 2003 remuneration is an arrear payment of R539 853 in respect of 2002 as no salary adjustments had been made since the 2001 review. The current remuneration will remain in force until his retirement in May 2004.*

** *Fees for Messrs Roberts and Sutcliffe are paid to Old Mutual plc.*

*** *Inclusive of NIB (R40 000).*

\# *Deputy Chairman fee: August – December 2003 included.*

Board committees	Current annual fee R000
Nedcor Limited Board	70
Nedbank Limited Board	40
Group Audit, Risk and Compliance Committee	65
Corporate Audit Committee	30
Retail Audit Committee	30
Directors' Affairs Committee	40**
Group Remuneration Committee	50
Group Finance Oversight Committee	30*
Group Credit Committee	65
Market Risk Committee	30
Strategic Innovation Management Committee	30
Social and Environment Committee	25
Corporate Advisory Committee	20
Retail Advisory Committee	20
Human Resources Advisory Committee	20
Pension Funds Committee	20

* *A new committee established. Subject to approval by shareholders at the AGM to be held on 6 May 2004.*

** *The Chairman's Committee (R25 000), Nomination Committee (R5 000) and Governance Committee (R10 000) were combined to form the Directors' Affairs Committee.*

Chairmen of committees receive double the member fees. These recommended fees were approved by the shareholders of Nedcor Limited and were effective from 1 January 2003. No increases were granted to the non-executive directors and the fees will remain the same for 2004.

Other than the disclosures contained in the tables above, Nedcor has not made any payments whatsoever which are in any way connected with any individual being a director of Nedcor Limited.

Remuneration report

Executive directors' share options

Name	Opening balance as at Dec 2002 Number of options	Date of issue	Issue price	Options issued during 2003 Number of options	Date of issue	Issue price
BJS Hore	1 900	1/3/1994	26,50			
	30 000	8/11/1994	35,25			
	30 000	6/8/1997	95,00			
	75 000	14/8/1998	98,75			
	6 200	1/7/1997	100,75			
	100 000	1/6/1999	125,00			
	25 000	15/4/2002	125,00			
	25 000	31/3/2001	136,20			
				20 000	1/4/2003	88,00
	293 100			**20 000**		
RCM Laubscher	38 000	1/3/1994	26,50			
	70 000	8/11/1994	35,25			
	50 000	6/8/1997	95,00			
	101 400	14/8/1998	98,75			
	110 000	1/6/1999	125,00			
	40 600	15/4/2002	125,00			
	43 000	6/11/2001	131,00			
				22 500	11/6/2003	94,00
	453 000			**22 500**		
ML Ndlovu	25 000	6/8/1997	95,00			
	52 700	14/8/1998	98,75			
	80 000	1/6/1999	125,00			
	25 000	15/4/2002	125,00			
	25 000	31/3/2001	136,20			
				20 000	1/4/2003	88,00
	207 700			**20 000**		
AA Routledge	38 500	14/8/1998	98,75			
	81 500	1/2/1998	122,80			
	50 000	1/6/1999	125,00			
	30 000	15/4/2002	125,00			
	22 500	31/3/2001	136,20			
				20 000	1/4/2003	88,00
	222 500			**20 000**		
DGS Muller	30 000	6/8/1997	95,00			
	66 600	14/8/1998	98,75			
	80 000	1/6/1999	125,00			
	25 000	15/4/2002	125,00			
	25 000	31/3/2001	136,20			
				20 000	1/4/2003	88,00
	226 600			**20 000**		
S Morris	55 000	15/4/2002	125,00			
	91 900	1/7/1999	136,00			
	30 000	31/3/2001	136,20			
				20 000	1/4/2003	88,00
	176 900			**20 000**		
IJ Botha	135 030	1/10/1997	79,50			
				10 000	1/4/2003	88,00
	135 030			**10 000**		
TA Boardman	126 200	2/7/2002	123,60			
				20 000	1/4/2003	88,00
	126 200			**20 000**		

Forfeited during 2003 Number of options	Date of issue	Issue price	Closing balance as at Dec 2003 Number of options	Date of issue	Issue price	Vested	Expiry date
			1 900	1/3/1994	26,50	1 900	1/3/2004*
			30 000	8/11/1994	35,25	30 000	8/11/2004
30 000	6/8/1997	95,00					
			75 000	14/8/1998	98,75	75 000	14/8/2004
6 200	1/7/1997	100,75					
			100 000	1/6/1999	125,00	66 000	1/6/2005
			25 000	15/4/2002	125,00		15/4/2008
			25 000	31/3/2001	136,20		31/3/2007
			20 000	1/4/2003	88,00		1/4/2009
36 200	**Forfeited**		**276 900**			**172 900**	
			38 000	1/3/1994	26,50	38 000	1/3/2004
			70 000	8/11/1994	35,25	70 000	8/11/2004
50 000	6/8/1997	95,00					
			101 400	14/8/1998	98,75	101 400	14/8/2004
			110 000	1/6/1999	125,00	110 000	1/6/2005
			40 600	15/4/2002	125,00	40 600	15/4/2008
			43 000	6/11/2001	131,00	43 000	31/3/2007
			22 500	11/6/2003	94,00	22 500	1/4/2009
50 000	**Forfeited**		**425 500**			**425 500**	
25 000	6/8/1997	95,00					
			52 700	14/8/1998	98,75	52 700	14/8/2004
			80 000	1/6/1999	125,00	52 800	1/6/2005
			25 000	15/4/2002	125,00		15/4/2008
			25 000	31/3/2001	136,20		31/3/2007
			20 000	1/4/2003	88,00		1/4/2009
25 000	**Forfeited**		**202 700**			**105 500**	
			38 500	14/8/1998	98,75	38 500	14/8/2004
			81 500	1/2/1998	122,80	81 500	1/2/2004
			50 000	1/6/1999	125,00	50 000	1/6/2005
			30 000	15/4/2002	125,00	30 000	15/4/2008
			22 500	31/3/2001	136,20	22 500	31/3/2007
			20 000	1/4/2003	88,00	20 000	1/4/2009
			242 500			**242 500**	
30 000	6/8/1997	95,00					
			66 600	14/8/1998	98,75	66 600	14/8/2004
			80 000	1/6/1999	125,00	52 800	1/6/2005
			25 000	15/4/2002	125,00		15/4/2008
			25 000	31/3/2001	136,20		31/3/2007
			20 000	1/4/2003	88,00		1/4/2009
30 000	**Forfeited**		**216 600**			**119 400**	
			55 000	15/4/2002	125,00		15/4/2008
			91 900	1/7/1999	136,00	60 654	1/7/2005
			30 000	31/3/2001	136,20		31/3/2007
			20 000	1/4/2003	88,00		1/4/2009
			196 900			**60 654**	
			135 030	1/10/1997	79,50	135 030	26/8/2005
			10 000	1/4/2003	88,00		1/4/2009
			145 030			**135 030**	
			126 200	2/7/2002	123,60		2/7/2008
			20 000	1/4/2003	88,00		1/4/2009
			146 200			–	

* *Holders of share options that expire during a closed period for trading by participants of the scheme are granted 14 days to exercise the options after the ending of the said closed period.*

Risk management report

Overview

Risk is an integral part of our business. We do not seek to avoid risk, but to understand it properly, manage it effectively and evaluate it in the context of an appropriate reward that should be earned. Our emphasis is on producing high-quality earnings that are sustainable and will ultimately attract a premium rating for the Nedcor Group, while protecting the interests of depositors and all other stakeholders. This is achieved through innovation, excellent client service and sound enterprise-wide risk management. A full risk management report is set out in the detailed Nedcor 2003 Annual Report, which is available on request or online at www.nedcor.com.

Enterprise-wide risk management is about effectively integrating risk management across an organisation's risk universe (eg credit, market, operational, strategic risks), business lines and operating divisions, geographical locations and legal entities.

In February 2003, the board approved the group's enterprise-wide risk management and monitoring framework ('ERMF'). The design of the group's ERMF comprises what is called the 'three layers of defence':

- independent, focused and informed involvement by the board which is achieved through the board committees of non-executive directors;
- clear accountability and responsibility of business managers supported by appropriate committees on a divisional level, such as divisional credit risk and operational risk committees; and
- independent risk monitoring at group level by Group Risk Monitoring, Group Internal Audit and Group Compliance Monitoring.

To help the board implement and oversee the ERMF various board committees are exclusively made up of non-executive directors to bring the right focus, detail, attention and understanding of the key risks to the board. The group believes that its reliance on the non-executive directors will lead to a high level of accountability and responsibility at all levels of management, including the board.

The group's second step in achieving the right culture was to assign responsibility to management on a divisional level, making it accountable to the board committees. Managers carry out their duties by assigning to individuals responsibility for the management and monitoring of day-to-day risks.

The group's final step in building its ERMF is to overlay the two-tiered risk management process with an independent risk monitoring capability, conducted through the Group Risk Monitoring and Group Compliance Monitoring Divisions, and supported by the Group Internal Audit Division, each of which independently reports to the board committees on the effectiveness and adequacy of risk management within the business divisions and across the group as a whole.

The board of directors

The board is ultimately responsible for any financial loss or reduction in shareholder value suffered by the group. It is, therefore, responsible for recognising all the key risks to which the group is exposed as well as for ensuring that the requisite risk management culture, frameworks, practices, policies, resources and systems are in place. It is also ultimately responsible for allocating capital to divisions in accordance with the group's risk tolerance and appetite.

In this regard the board's risk philosophy is to transact and maintain exposures in financial products and markets only when all the significant risks have been adequately identified, measured, evaluated and then subsequently managed so that the risk-reward relationship always remains within parameters acceptable to the Group Executive Committee and the board.

The board is able to carry out its risk management responsibilities through the ERMF, established for identifying, measuring, managing, reporting and monitoring all categories of risk across the group. The group-wide risk management methodology adopted by the board embraces the connectivity of all the key players in the risk management process, including management, Group Risk Monitoring, Internal Audit, the external auditors and Group Compliance.

Group risk management

The Group Risk Monitoring Division reports directly to the Chief Executive. Its key role is to promote awareness, identification, evaluation and monitoring of all key risks across the group. Furthermore, Group Risk Monitoring is responsible for the ongoing maintenance of the ERMF and championing the implementation of the Basel II programme requirements. Group Risk Monitoring focused its resources on the management and monitoring of key daily risks of the group, such as credit, trading and operational risk.

The objectives of the new Basel II regulations put forward by the Basel Committee on Banking Supervision may be summarised as being to:

- enhance further the safety and soundness of the banking system;
- promote competitive equality among banks, while offering a menu of options (eliminate the current one-size-fits-all approach);
- achieve a much more comprehensive and sensitive approach to measuring risks, and the resultant capital requirements;
- vary capital requirements between banks with different types of businesses, risk profiles and sophistication of risk management;
- achieve a convergence of economic and regulatory capital allocation; and
- strongly emphasise the role that regulators and market discipline should play.

The Basel II programme essentially contains two fundamental, integrated components: capital management and risk management. In so far as the risk management component is concerned, the Basel II programme contains a core strategy around the group's ERMF development based on five critical building blocks, namely:

- risk identification;
- risk measurement;
- risk policies;
- risk reporting; and
- risk management, monitoring and control.

Nedcor's Basel II programme is provided in the detailed 2003 Annual Report at www.nedcor.com.

Nedcor's risk identification and assessment process

The group has developed and implemented a risk identification and assessment methodology and software program that is aligned with best practice requirements to identify, assess and monitor risks in the group at strategic, business and process levels.

Risk management report

Risk assessment starts with clearly established management objectives, and risks are identified as anything that could prevent management from achieving these objectives. These risks, once identified, are classified into one of the key risk categories, as described below under 'Nedcor's key risks'.

In addition, the risks are assessed in terms of the impact they will have on business objectives, should those risks result in negative consequences, as well as in terms of the likelihood of the consequences occurring, given the controls in place to manage or mitigate the risks. This assessment is then plotted on a residual-risk graph divided into thresholds indicating whether a risk is higher than the risk appetite of the group.

Once risks have been identified, the causal or contributing factors are also identified and classified. From an operational risk perspective, causal factors are classified into people, processes, systems and external events. Management, in cooperation with the divisional risk functions, then formulates action plans to mitigate the risks to acceptable levels of risk exposure.

The classification of risks and causal factors enables the creation of risk scorecards that provide management at all levels with information on risks, levels of exposure to identified risks, and factors causing or contributing to risks. Linked to these scorecards are detailed action plans that are tracked through a web-based risk management system.

This system enables dynamic risk management and monitoring of risk on a group-wide basis. In addition, the system drives the internal audit plans to verify independently the risk environment and the effectiveness of controls.

■ Group ALCO and the ALM Department

Group ALCO primarily oversees the management of liquidity, interest rate and foreign exchange rate risk in the group. Group ALCO proposes the policies for the management of these risks to the board's Group Market Risk Committee for review and ratification. ALCO meets at least monthly to review and approve the proposals on the strategies and policies for the management of these risks.

The primary role of ALCO is to ensure effective management of the net interest margin of the balance sheet through effective interest rate risk management. It also establishes a management framework that allocates responsibility for managing the various components of interest rate risk. ALCO is responsible for integrating the impact of liquidity risk, foreign exchange risk and capital risk into the interest rate risk management framework.

The restructuring of ALCO/ALM, the BoE acquisition and the subsequent merger of the banking operations of BoE, COGHB, Nedcor Bank and NIB required the integration of the various ALM Department functions of these operations, which commenced in the first half of 2003.

Significant structural progress has been made with the function of the ALM Department, including the reconstitution of ALCO and the resultant reduction of its membership, now consisting mainly of members of the Group Executive Committee. This has resulted in the implementation of an improved interest risk policy with defined risk limits and appetite, in line with the group's strategy of derisking the balance sheet. ALCO is now viewed as a strategic decisionmaking body, as opposed to a compliance function.

The lack of a single, clearly defined methodology for funds transfer pricing was quickly identified as a critical success factor to enable ALM risk management to function following the implementation of the ALM integration project. Funds transfer pricing will permit the identification, measurement and management of the interest rate risk generated by the various businesses. In addition, the ALM Department now reports to the Chief Financial Officer, whereas it had historically reported to the Chief Executive.

The first phase of the integration project was, therefore, aimed at dealing with this issue, and began in June 2003. The initial funds transfer pricing margin analysis, identifying the lending spread, funding spread and the interest rate risk component of the margin, was available in January 2004 for the domestic rand denominated balance sheet. The second phase of the project addresses offshore businesses and subsidiaries.

Nedcor's key risks

The key risks that Nedcor faces may be categorised under one or more of the following major risk categories:

- strategic risk;
- capital risk;
- credit risk;
- market risk;
- liquidity risk; and
- operational risk.

Nedcor also faces and needs to manage reputational risk, which cannot be managed independently of the other risks noted above. Reputational risk is the risk that an activity, action or stance performed or taken by Nedcor or its management or other employees will impair its image in the community and/or the long-term trust placed in the organisation by its stakeholders, resulting in the loss of business, shareholder value and/or legal action.

The group believes that essentially all of the risks it faces may potentially impact on reputational risk, confirming the importance of an effective ERMF and a strong corporate governance ethos for the group.

Strategic risk

Strategic risks are the risks associated with a chosen business strategy, including business cycles, industry trends and technological change, and comprises risk relating to capital asset and liability management, accounting, taxation and people. Strategic risk concerns the consequences that occur when the environment, in which decisions that are hard to implement quickly, and to reverse, plays out with unattractive or adverse impacts.

In line with the Strategic Recovery Programme, critical management functions of financial, tax, capital and asset and liability management have been integrated into the Group Finance Division and now report to the Chief Financial Officer. The group believes that this will allow for enhanced financial performance and facilitate the alignment of executive strategic initiatives.

Risk management report

Capital risk

Strategic capital management requires balancing the desires for stronger competitive capital ratios and maintaining high credit ratings with the need for providing competitive returns to shareholders. Capital management includes the management of capital risk, being the risk that the group will become unable to absorb losses, maintain public confidence and support the competitive growth of the business. This entails ensuring that opportunities can be acted on timeously, without threatening solvency. Capital risk is overseen by the Group Capital Management Committee, established at executive level, chaired by the Chief Financial Officer and reporting directly into the board.

Risk-based economic capital allocation is at the heart of managing risk and creating value and is a key development area for the group going forward. This allows financial institutions to take into account the impact of risk when planning future strategies, by making it clearer which activities and divisions create the most value or in fact destroy value, as well as to make better operational decisions.

Accounting and taxation risks – Although these risks have a large statutory compliance component, both can negatively impact shareholder value if not strategically and prudently approached. Onerous new accounting statements, for example AC133, bear testimony to the magnitude of accounting risk.

These risks are addressed at board level by the Group ARC Committee. At executive management level the Group Executive Committee is assisted by the Group Accounting Management Committee and the Group Taxation Committee. Both of these committees are chaired by the Chief Financial Officer, who has ultimate individual accountability.

Credit risk

Credit risk is the risk that an asset, in the form of a monetary claim against a counterparty, may not result in a cash receipt (or equivalent) in accordance with the terms of a contract. Credit risk in Nedcor arises mainly from various forms of lending, but also from guarantees and unutilised credit commitments. Furthermore, credit risk includes credit risk in derivatives, country risk and settlement risk.

Credit risk is managed based on the Group Credit Risk Framework implemented in 2003. The framework provides an integrated and effective platform for the assessment, approval and management of credit risk with due cognisance of related governance, monitoring and other oversight mechanisms designed to ensure compliance.

An important feature of the credit approval processes within the various divisions is that for large single or large group exposures, committee-based approvals are required. When defining large single or group exposures for the respective divisions due consideration is given to factors such as the volume of transactions, the nature of the business, such as retail versus corporate, as well as the complexity and riskiness of the potential engagement, as in the case of project finance.

The credit committees are predominantly chaired by independent senior officials from Group Risk Monitoring and include an appropriate mix of experienced senior credit and business executives from the respective division. Exposures that exceed the mandates of the respective divisional credit committees require, in addition to committee approval, further sanctioning by the Group Chief Risk Officer and an appropriate independent Group Executive Committee member. The approval of the Group Credit Committee which consists of non-executive directors and independent consultants, is also required for exposures exceeding the mandates of these individuals. The approvals of both the Group Chief Executive and the Group Chief Financial Officer are required when exposures exceed 10% of Nedcor's capital and reserves. All committee decisions are based on consensus and no higher authority can overrule a decline decision.

In respect of the assessment and approval of credit risk, the key drivers remain the confirmation of serviceability and cash flow, the need to understand all the risks involved, a strong preference for tangible security, not encouraging speculative loans and ensuring appropriate risks and rewards. The early recognition of distressed borrowers and the consequent involvement of Nedcor in restructuring the business, where appropriate, form a crucial part of minimising credit losses.

As a result of the Basel II programme, Nedcor is seeking to develop best-practice internal credit rating tools and scoring models across its banking operations. During 2003 Basel II-compliant rating tools were developed and piloted in each of the major business segments. These efforts address approximately 75% of the group's total advances portfolio. The remaining 25% will be addressed during 2004, together with the ongoing refinement and back-testing of the rating tools developed in 2003.

The common denominator of all rating and scoring models is the ability to rank and predict default. The rating grade that the rating models produce is translated to a probability of default. The probability of default is the most important parameter when measuring credit risk and is statistically determined taking into account financial, qualitative and client-specific circumstances.

Following the merger, the need for much enhanced credit risk management information systems was highlighted. This has since been aligned with the Basel II, AC133 and other regulatory reporting requirements. Accordingly, a number of credit risk systems projects have commenced, designed fundamentally to reengineer the origination, subsequent management and reporting on credit. These initiatives, which will come on stream incrementally over the next 18 months, include:

- full automation of the new internal credit rating tools;
- enhanced credit data warehousing and management;
- realtime, bankwide client exposure measurement (single view of client);
- bankwide collateral management system;
- implementation of 'Debt Manager' software across the bank to enhance the collection process; and
- automation of the redesigned credit processes under way in Nedbank Corporate.

The present internal credit risk classification system is aligned with the current regulatory reporting requirements applicable to Nedcor. During 2004 this will be replaced in line with a new group credit methodology, and the implementation of the internal rating based tools and masterscale developed for Nedcor, which emanate from the Basel II programme. See 'Basel II programme Key Building Blocks in Nedcor's ERMF Development'.

Risk management report

Currently all advances are classified into one of the following main categories as at 31 December:

Category	Definition
(i) Standard or current[1]	Items that are fully current, the continued repayment of which are without doubt and for which full repayment is expected.
(ii) Special mention	Items that are subject to conditions that, if left uncorrected, could raise concerns about timely and full repayment and, as such, require more than normal attention.
(iii) Substandard	Items that show weaknesses that could lead to probable loss, if not corrected, or in respect of which full repayment is in doubt owing to the primary sources of repayment being insufficient.
(iv) Doubtful	Items that exhibit all the weaknesses inherent in items classified as substandard, with the added characteristic that the items are not adequately secured.
(v) Loss	Items that are considered uncollectable and of such little value that the items should no longer be included within advances.

1 Standard or current can be divided into further categories of risk, eg, AAA, AA, A, BBB, etc.

Rm	**2003**	2002 Restated
Non-performing advances		
Non-performing loans		
Mortgage advances	**3 204**	2 803
Instalment sales and leases	**926**	877
Other loans and advances	**3 034**	3 253
Properties in possession	**1 280**	1 068
Total non-performing advances	**8 444**	8 001
Expected recoveries	**3 660**	3 836
Expected loss	**4 784**	4 165
Ratio of impairments/provisions to advances (%)	**3,3**	3,3
Non-performing loans as % of advances	**3,2**	3,4
Properties in possession as % of advances	**0,6**	0,5
Non-performing advances as % of advances	**3,8**	4,0
Adequacy of impairments/provisions		
Gross coverage (%) (impairments/provisions over non-performing advances)	**87**	82
Net coverage (%) (impairments/provisions over expected losses)	**153**	157

Advances type				Classification categories – 31 December			
2003 Rm	**Standard**	**Special mention**	**Sub-standard**	**Doubtful**	**Loss**	**Properties in possession (PiPs)**	**Total**
Mortgage advances	**77 697**	**1 949**	**2 018**	**1 168**	**2 036**		**84 868**
Instalment sales and leases	**22 338**	**404**	**205**	**217**	**709**		**23 873**
Credit cards	**2 591**	**195**	**45**	**180**	**188**		**3 199**
Other loans and advances	**99 290**	**782**	**1 446**	**1 472**	**1 194**		**104 184**
Properties in possession						**1 280**	**1 280**
Total gross balance	**201 916**	**3 330**	**3 714**	**3 037**	**4 127**	**1 280**	**217 404**
% of total advances	**92,9**	**1,5**	**1,7**	**1,4**	**1,9**	**0,6**	

2002 Rm	Standard	Special mention	Sub-standard	Doubtful	Loss	Properties in possession (PiPs)	Total
Mortgage advances	68 537	2 031	3 333	1 610	1 193		76 704
Instalment sales and leases	19 011	259	93	219	658		20 240
Credit cards	2 694	117	69	480			3 360
Other loans and advances	95 535	1 147	588	1 317	1 456		100 043
Properties in possession						1 068	1 068
Total gross balance	185 777	3 554	4 083	3 626	3 307	1 068	201 415
% of total advances	92,3	1,8	2,0	1,8	1,6	0,5	

Non-performing advances are defined as non-performing loans plus properties-in-possession. Non-performing loans comprise those advances classified as 'doubtful' and 'loss' as per Nedcor's aforementioned current internal credit risk classification system.

The basis of calculation of the impairment in respect of non-performing loans changed during the course of the year following the introduction of accounting standard AC133 as from 1 January 2003, and is expected to change again with the implementation of IAS39. The calculation methodology now takes into account the period to recovery, which is discounted, inclusive of future interest payments, to create the appropriate credit risk impairment.

Market risk

Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities and liquidity. Market risks include trading risk, derivative instruments used for hedging risk in non-trading portfolios, investment risk, exchange rate risk and interest rate risk in the banking book.

A comprehensive groupwide market risk framework has been designed and implemented to support and assist the board in its responsibility to oversee that market risks are identified, understood, monitored, reported and managed. Governance structures are in place to achieve effective independent monitoring of market risk via:

Risk management report

- independent functions within the Group Risk Division (Group Market and Trading Risk Control and Group Internal Audit);
- executive committees of the group (Group Trading and Derivatives Committee and Group ALCO); and
- board committees (Group Market Risk Committee and Group ARC Committee).

The independent market risk monitoring process is supported by a comprehensive reporting framework that creates communication channels between independent group risk functions and operating divisions, as well as executive and board committees. Market risk is monitored at a board level by the Group Market Risk Committee. The board has approved a market risk limit, which includes the banking book and trading book, of 5% of capital and reserves, 2% of which represents the trading risk limit.

Market risk measurement – In terms of trading risk, market risk exposures are measured using sensitivity analysis, Value-at-Risk ('VaR') and stress scenario analysis. Nedcor's current limit structure is based on sensitivity analysis that measures the impact on earnings of specified moves in interest rates, prices and exchange rates. This method of risk exposure measurement is conservative as all market factors are assumed to move adversely at the same time. For the year ended 31 December 2003 the average market risk exposure was 0,31% and 1,61% for the trading and banking book, respectively, of Nedcor's capital and reserves.

The VaR risk measure estimates the largest potential loss in pretax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used represents the overnight loss that has less than 1% chance of occurring under normal market conditions.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to the various portfolios on a monthly basis to determine potential future exposure. Trading risk reserves are then created as a function of potential future exposure as well as empirical risk evidence.

While VaR captures Nedcor's exposure under normal market conditions, scenario analysis and, in particular, stress-testing are used to add insight to the possible outcomes under abnormal market conditions. Nedcor uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress-test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, thereby reflecting the decreased liquidity that frequently accompanies market shocks.

Rm	Historical VaR (99%, one day) by risk type			
2003	**Average**	**Minimum**	**Maximum**	**Year-end**
Foreign exchange	**1,7**	**0,4**	**5,9**	**2,1**
Interest rate	**15,9**	**9,3**	**27,0**	**19,2**
Equity products	**6,1**	**2,4**	**15,3**	**9,9**
Diversification	**(8,2)**	**–**	**–**	**(11,8)**
Total VaR exposure	**15,5**	**8,1**	**25,4**	**19,4**
Sensitivity exposure	**45,2**	**17,1**	**79,8**	**63,9**

2002	Average	Minimum	Maximum	Year-end
Foreign exchange	7,6	1,7	16,5	3,9
Interest rate	13,8	7,7	21,1	8,9
Equity products	2,7	1,2	3,5	3,0
Diversification	(7,7)	–	–	(5,1)
Total VaR exposure	16,4	8,7	22,6	10,7
Sensitivity exposure[1]	45,9	19,8	87,3	25,0

1 *Excludes BoE.*

Interest rate risk – Non-trading-related interest rate risk is measured using both an interest rate repricing gap and by calculating the sensitivity of forecast net interest income to interest rate shocks. Interest rate sensitivity is calculated for a 12-month period using instantaneous market interest rate shocks and assumes no management intervention to address the impact of such shocks. Based on the balance sheet at 31 December 2003, Nedcor's net interest income would decrease by an estimated R265 million for every 1% decrease in interest rates.

Liquidity risk

Liquidity risk arises from the inability of a bank to accommodate the repayment of its liabilities or to fund asset growth in full in the right currency and at the right place and time. An illiquid bank is unable to obtain sufficient funds by either raising liabilities or liquidating assets promptly at a reasonable cost to meet its commitments.

Market liquidity risk is the risk that financial instruments cannot be timely liquidated or hedged, resulting in financial loss due to adverse movements in financial prices. Market liquidity risk is managed by ensuring that all trading positions are kept within approved trading risk limits.

Liquidity management is a major priority of Group ALCO and Nedcor has managed liquidity conservatively in recent months in the light of adverse press reports regarding the group's liquidity. It has therefore held additional liquidity and has therefore been able to maintain funding at normal market rates. Details of the composition and maturity of funding and other liabilities, as well as sectoral analyses, are provided in the notes to the annual financial statements. Liquidity risk is managed using a multifaceted approach, including:

- prudential limits to restrict concentration of cash flows by maturity, client or currency;
- selective issuing of bearer funding instruments;
- encouraging liquidity by being an active market maker in the company's own paper;

Risk management report

- daily cash management procedures;
- maintaining a relatively stable retail and wholesale deposit base;
- maintaining an adequate pool of highly marketable assets, including buffer and surplus liquid assets determined by ALCO;
- establishing and maintaining adequate interbank lines; and
- having a standby liquidity contingency plan.

■ Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk. The Basel II programme includes a subproject that addresses the qualitative and quantitative requirements of operational risk.

The ERMF provides for the following in respect of the management and monitoring of operational risk:

- Operational risk managers and compliance officers in all divisions are responsible for implementation of risk and compliance frameworks, policies, authority levels, controls and procedures;
- Operational Risk Committees ('ORCOs') in the divisions meet on a regular basis to discuss the key operational risks identified as well as progress made in mitigating them. Division heads are members of the ORCOs;
- Group Internal Audit performs an independent, objective assurance and consulting activity designed to add value and improve the group's operations. Group Internal Audit assists the organisation in accomplishing its objectives by employing a systematic, disciplined approach to evaluating and improving the effectiveness of the risk management, control and governance processes;
- Group Compliance is a fully established independent function within the group. It is an essential part of the ERMF needed to manage regulatory and reputational risk, and is an integral component of the Group Risk Division. The provisions contained in regulation 47 of the Banks Act specify the regulatory requirements relating to the establishment of the group's compliance function and the responsibilities of the compliance officers. Nedcor is in full compliance with these requirements; and
- Group Operational Risk is an independent, centralised operational risk monitoring function within Group Risk that: proposes operational risk policy and standards, monitors operational risk management processes, provides operational risk methodology and systems training, and advises the businesses on operational risk practices.

At present operational risk is measured subjectively through the group's risk identification and assessment methodology. Currently the main gap in operational risk is a quantitative measurement capability starting with comprehensive capture of management information. Plans will be executed during 2004 and 2005 to address this and the development of key risk indicators. However, the extent to which Nedcor will move to an advanced measurement approach for operational risk is still being evaluated from a cost/benefit perspective.

Nedcor has determined that its correct priority, based on benefits, risk, cost and resources clearly is the rapid advancement of credit risk measurement and this is evidenced in its Basel II programme.

People risk – is defined as possible inadequacies in human capital. This may stem from a lack of adequate skills or knowledge, a lack of clear consequences of meeting performance standards, a lack of alignment with strategy, a reward system that fails to motivate properly or loss of key staff due to uncertainty following restructuring. Ivan Mzimela has been appointed to the new Group Executive Committee as the executive responsible for Group Human Resources to head the management of this vital risk, supported by strong group human resources departments at group and divisional levels. At executive level a Management Remuneration Committee and Group Human Resources Council are well established and report into the board's Group Remuneration Committee.

Fraud prevention and anti-money-laundering – Nedcor follows a multidisciplinary approach to the combating of the commission and concealment of fraudulent or illegal acts, continued criminal activity and the increase of commercial crime in South Africa. Nedcor forensic accountants render forensic accounting services, insurance assessments and litigation support.

There is a great urgency within Nedcor to comply with the requirements of the Financial Intelligence Centre Act ('FICA') regarding anti-money-laundering. The act has far-reaching implications for the banking industry and places onerous and costly obligations on the banks. The act requires a revision of processes and procedures in virtually all aspects of banking activity.

Implementation plan for the King II Report of 2002 – Nedcor fully subscribes to and supports the King II Report of 2002 ('King II'), and has developed a comprehensive implementation and monitoring plan to meet its requirements and recommendations. The plan has been approved by the board and its implementation is monitored by the Corporate Governance Unit, and at board level by the Directors' Affairs Committee.

The group is already in substantial compliance with the code, the main area of work in progress being integrated sustainability reporting. A comprehensive sustainability report will be released and this will continue to be a major focus for 2004. The ERMF has been designed to incorporate all relevant aspects of the King II code.

Annual financial statements

for the year ended 31 December 2003

NEDCOR

Reg No 1966/010630/06
(Incorporated in the Republic of South Africa)

Directors' responsibility

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities management has developed and continues to maintain a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit, Risk and Compliance Committee and other risk-monitoring committees and functions.

The internal financial controls include risk-based systems of accounting and administrative controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and an appropriate segregation of duties. The controls are monitored by management and include a comprehensive budgeting and reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control the group internal audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies consistently applied, except as otherwise stated and supported by reasonable and prudent judgements and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going-concern basis in preparing the group annual financial statements.

These financial statements set out on pages 26 to 33 and 49 to 117 have been approved by the board of directors and are signed on its behalf by:

CF Liebenberg
Chairman

TA Boardman
Chief Executive

Sandown
17 March 2004

Certificate from the Company Secretary

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 December 2003 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

GS Nienaber
Company Secretary

Sandown
17 March 2004

Report of the independent auditors

To the members of Nedcor Limited
We have audited the financial statements and group financial statements, set out on pages 26 to 33 and 49 to 117, for the year ended 31 December 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:
- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion
In our opinion the financial statements and group financial statements fairly present, in all material respects, the financial position of the company and the group at 31 December 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

KPMG Inc

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandown
17 March 2004

Directors' report

for the year ended 31 December

Nature of business

Nedcor Limited ('Nedcor' or 'the company') is a registered bank holding company that, through its subsidiaries, provides a wide range of financial services and is listed under 'banks' on the JSE Securities Exchange South Africa.

Financial results

Full details of the financial results are set out on pages 49 to 117 of this annual report.

Year under review

The year under review is fully covered in the Chairman's statement and the Chief Executive's review.

Share capital

Details of the authorised and issued share capital, together with details of shares issued and options granted during the year, appear in note 16 to the annual financial statements.

Ownership

The holding company of Nedcor is Old Mutual (South Africa) Limited and associates, which hold 51,02% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in England and Wales. Further details of shareholders appear on page 119.

Dividends

Details of the dividends appear in note 29 to the annual financial statements on page 93.

Directors

Biographical details of the directors are given on pages 22 to 25 of this annual report. Details of directors' remuneration and options appear on pages 26 to 33.

The directors who, in terms of the articles of association, retire by rotation at the annual general meeting are Messrs CJW Ball, WAM Clewlow, BE Davison, BJS Hore, Prof MM Katz, ME Mkwanazi, DGS Muller, JVF Roberts and JH Sutcliffe. Messrs CJW Ball, WAM Clewlow, BE Davison, Prof MM Katz, ME Mkwanazi, JVF Roberts and JH Sutcliffe are eligible and offer themselves for reelection. Messrs RCM Laubscher and AA Routledge resigned with effect from 8 December 2003 and 31 December 2003 respectively, while Mr PG Joubert retired with effect from 28 July 2003. Messrs IJ Botha and SG Morris resigned with effect from 23 February 2004. Mr TA Boardman was appointed Chief Executive with effect from 10 December 2003.

Company Secretary and registered office

The Company Secretary is Mr GS Nienaber and his address and that of the registered office are as follows:

Business address	**Postal address**
Nedcor Limited	Nedcor Limited
Nedcor Sandton	PO Box 1144
135 Rivonia Road	Johannesburg
Sandown, 2196	2000

Property and equipment

There is no change in the nature of the property and equipment of the group or in the policy regarding their use during the year.

Contracts

No contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company, or any of its subsidiaries, were entered into during the year under review.

Insurance

The group has placed cover in the London traditional insurance market up to R1,85 billion in excess of R50 million. Group captive insurers provide cover for losses that may occur below the R50 million level, retaining R150 million and providing an additional R300 million through insurance arrangements in the South African insurance market.

Directors' report

for the year ended 31 December

Subsidiary companies

Details of principal subsidiary companies are reflected on page 110 of this annual report.

Special resolution

The following special resolution was passed by the ordinary shareholder of Nedbank Limited and registered on 29 October 2003:

Article 142.3 of Nedbank Limited's articles of association were amended by the deletion of the penultimate sentence thereof, and its replacement by the following:

'Preference shares issued between the dates on which the preference dividends accrue, shall, if declared, accrue on the first preference dividend accrual date after their issue and shall be calculated from the day following the last preference dividend accrual date until the date on which they accrue.'

The reason for the alteration to Nedbank Limited's articles of association was to synchronise the timing of dividend calculations and to facilitate the ease of payment of dividends to shareholders.

Post-balance-sheet events

Nedcor called a general meeting of its shareholders on 17 March 2004 to obtain approval to increase Nedcor's authorised share capital from 350 million to 600 million ordinary shares and a grant of authority by shareholders to Nedcor's directors to place newly authorised but unissued ordinary shares under the control of the directors to allot new ordinary shares to meet existing contractual requirements, to fund the rights issue and the capitalisation award and to meet Nedcor's obligations in terms of the share incentive scheme.

Shareholders were also advised on 23 February 2004 that Nedcor intended to implement a rights issue, the terms of which will be announced on SENS on 25 March 2004. Nedcor intends to raise R5 152 million of additional ordinary capital by way of a 100% underwritten rights issue of new ordinary shares. The rights issue is underwritten by OMSA, Merrill Lynch and Deutsche Bank.

Subsequent to the year-end the group has entered into agreements to facilitate the reintegration of Peoples Bank into Nedbank and to consolidate the banking licences of these two entities. The agreement is subject to regulatory approval.

In line with its stated objective of reducing the group's exposure to offshore operations the group has subsequent to the year-end entered into agreements to dispose of its interest in Chiswell Associates and BoE Life International Limited and is presently negotiating the closure or disposal of a number of other offshore operations.

Directors' interests

At 31 December the directors' interests in shares in the company were as follows:

	Beneficial				Non-beneficial			
	Direct		Indirect		Direct		Indirect	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Mr CJW Ball							**204**	204
Mr TA Boardman								
Dr IJ Botha**			**68 000**	78 539				8 183
Mr WAM Clewlow			**2 000**	2 000				
Mr RG Cottrell	**367**	367						
Mr BE Davison								
Mr N Dennis								
Prof B Figaji								
Mr BJS Hore			**98 423**	98 423				
Prof MM Katz			**3 000**	3 000				
Mr MJ Levett	**12 333**	12 333						
Mr CF Liebenberg			**31 462**	31 462				
Mr JB Magwaza	**105**	105						
Mr ME Mkwanazi	**103**	103						
Mr SG Morris**			**23 480**	23 480				
Mr DGS Muller	**118 035**	118 035	**21 057**	21 057				
Mr ML Ndlovu			**12 846**	12 846				
Mr PF Nhleko								
Mrs TH Nyasulu								
Mr JVF Roberts								
Mr AA Routledge*	**3 467**	3 467	**59 124**	59 124				
Mr CML Savage	**5 863**	5 863						
Mr JH Sutcliffe								
Total	**140 273**	140 273	**319 392**	329 931			**204**	8 387

None of the directors had any direct non-beneficial interest in the shares of the company during the year under review.

* *Resigned with effect from 31 December 2003*

** *Resigned with effect from 23 February 2004*

At 31 December 2003 the directors' interests in respect of the non-redeemable, non-cumulative preference shares of R0,001 each in Nedbank Limited were as follows:

	Beneficial				Non-beneficial			
	Direct		Indirect		Direct		Indirect	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Mr CJW Ball			**144 300**	135 000				
Mr TA Boardman							**85 000**	85 000
Dr IJ Botha**			**75 000**				**58 000**	
Mr WAM Clewlow								
Mr RG Cottrell				10 000			**29 363**	10 000
Mr BE Davison			**18 700**					
Mr N Dennis	**47 500**	47 500						
Prof B Figaji								
Mr BJS Hore								
Prof MM Katz	**475 000**	475 000					**105 000**	105 000
Mr MJ Levett								
Mr CF Liebenberg			**135 000**	135 000				
Mr JB Magwaza								
Mr ME Mkwanazi			**10 000**	10 000				
Mr SG Morris**	**10 000**	10 000						
Mr DGS Muller								
Mr ML Ndlovu								
Mr PF Nhleko								
Mrs TH Nyasulu								
Mr JVF Roberts								
Mr AA Routledge*	**544 752**	264 752					**264 752**	264 752
Mr CML Savage			**212 700**	142 500				
Mr JH Sutcliffe								
Total	**1 077 252**	797 252	**595 700**	432 500			**542 115**	464 752

There has been no material change in directors' interests since 31 December 2003. There are 1 426 830 (2002: 1 841 030) options outstanding that have been granted to executive directors in terms of the Nedcor Group (1994) Employee Incentive Scheme. Refer to the remuneration report on pages 26 to 33 of this annual report.

* *Resigned with effect from 31 December 2003*

** *Resigned with effect from 23 February 2004*

Group income statement

for the year ended 31 December

	Notes	2003 Rm	2002 Restated Rm
Interest income	22	**28 141**	23 607
Interest expense	23	**21 333**	17 652
Net interest income		**6 808**	5 955
Non-interest revenue	24	**7 953**	6 822
Foreign currency translation losses		**(1 416)**	(1 216)
Total income after foreign currency translation losses		**13 345**	11 561
Impairment of advances	8.4	**2 063**	
Specific and general provisions	8.4		1 467
Exceptional general provision reversed	8.4		(400)
Income after impairment of advances		**11 282**	10 494
Operating expenses	25	**9 950**	7 366
Merger and reorganisation expenses		**394**	193
Profit from operations before exceptional items		**938**	2 935
Exceptional items	26	**(1 693)**	(1 793)
(Loss)/Profit from operations		**(755)**	1 142
Attributable earnings of associates and joint ventures	11.3	**132**	162
(Loss)/Profit before taxation		**(623)**	1 304
Taxation	27.1	**823**	441
Taxation on merger and reorganisation expenses	27.2	**(74)**	(23)
Taxation on exceptional items	27.3	**(38)**	(192)
(Loss)/Profit after taxation		**(1 334)**	1 078
Minority interest income attributable to ordinary shareholders		**(133)**	(203)
Minority interest income attributable to preference shareholders		**(133)**	
(Loss)/Income attributable to shareholders		**(1 600)**	875
Earnings per share (cents)	28	**(589)**	346
Headline earnings per share (cents)	28	**20**	979
Diluted earnings per share (cents)	28	**(588)**	343
Diluted headline earnings per share (cents)	28	**20**	971
Dividend per share (cents)		**240**	515

Headline earnings reconciliation

for the year ended 31 December

	Notes	2003 Rm	2002 Restated Rm
(Loss)/Income attributable to ordinary shareholders		**(1 600)**	875
Less: Non-headline-earnings items		**(1 655)**	(1 601)
Exceptional items	26	**(1 693)**	(1 793)
Taxation on exceptional items	27.3	**38**	192
Headline earnings		**55**	2 476

Group balance sheet

as at 31 December

	Notes	2003 Rm	2002 Restated Rm
Assets			
Cash and short-term funds	4	**12 227**	16 607
Other short-term securities	5	**10 610**	14 987
Government and other securities	6	**21 333**	14 647
Derivative instruments	34	**28 496**	50 786
Advances	7	**210 096**	194 862
Sundry debtors		**6 934**	5 684
Deferred taxation assets	9	**3 074**	1 788
Current taxation prepaid	10	**256**	421
Investments			
Investments in associate companies and joint ventures	11	**1 627**	1 504
Other investments	12	**3 788**	5 429
Insurance assets	13	**5 152**	7 891
Property and equipment	14	**2 684**	2 854
Computer software and capitalised development costs	15.1	**1 710**	1 730
Goodwill	15.2	**3 762**	4 457
Customers' indebtedness for acceptances		**835**	1 120
Total assets		**312 584**	324 767
Shareholders' equity and liabilities			
Shareholders' equity			
Ordinary share capital	16.1	**275**	271
Ordinary share premium		**4 801**	4 536
Reserves		**6 571**	12 239
Ordinary shareholders' equity		**11 647**	17 046
Minority shareholders' equity			
Attributable to preference shareholders	16.2	**2 802**	1 987
Attributable to ordinary shareholders		**652**	503
Total shareholders' equity and minority shareholders' equity		**15 101**	19 536
Liabilities			
Deposits, current accounts and other creditors	17	**250 329**	236 526
Derivative instruments	34	**28 206**	50 233
Deferred taxation liabilities	9	**2 731**	1 710
Current taxation liabilities	10	**144**	183
Insurance funds	18	**5 152**	7 891
Long-term debt instruments	19	**10 086**	7 568
Liabilities under acceptances		**835**	1 120
Total liabilities		**297 483**	305 231
Total shareholders' equity and liabilities		**312 584**	324 767
Guarantees on behalf of customers excluded from assets	20	**12 403**	11 966

Group statement of changes in shareholders' equity

for the year ended 31 December

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Reserves not available for distribution Rm
Balance at 31 December 2001 as previously reported	242 004 142	242	1 326	166
Opening adjustment (note 3)				
Restated balance at 31 December 2001	242 004 142	242	1 326	166
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	3 284 261	3	387	
Shares issued on acquisition of BoE and NIB	23 085 017	24	2 537	
Shares sold by subsidiary	3 542 662	3	453	
Shares purchased by subsidiary	(1 338 429)	(1)	(158)	
Preference shares issued by Nedbank Limited				
Share issue expenses			(9)	
Income attributable to shareholders				
Transfer from/(to) reserves				263
Release of reserve previously not available*				(332)
Foreign currency translation differences				
Dividends to shareholders				
Acquisition of subsidiaries				
Other				
Balance at 31 December 2002	270 577 653	271	4 536	97
AC133 transitional adjustments (note 3.1)				
Restated balance at 1 January 2003	**270 577 653**	**271**	**4 536**	**97**
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**4 079 105**	**4**	**377**	
Shares sold by subsidiary	**97 667**		**(111)**	
Preference shares issued by Nedbank Limited				
Preference share issue expenses			**(1)**	
Preference share dividend paid				
Loss attributable to shareholders				
Transfer from/(to) reserves				**266**
Release of reserve previously not available*				**(357)**
Foreign currency translation differences				
Dividends to shareholders				
Release of AC133 available for sale reserve				
Acquisition of subsidiaries				
Other				
Balance at 31 December 2003	**274 754 425**	**275**	**4 801**	**6**

* *Release of reserves previously not available relates to the difference between the market price and the exercise price of options granted to employees that were exercised in the current year.*

Foreign currency translation reserve Rm	Other non-distributable reserves Rm	AC133 available-for-sale reserve Rm	Other distributable reserves Rm	Total ordinary shareholders' equity Rm	Preference share capital and premium Rm	Minority attributable to ordinary shareholders Rm	Total share-holders' equity Rm
383	154		12 559	14 830	–	881	15 711
			109	109			109
383	154		12 668	14 939	–	881	15 820
				390			390
				2 561			2 561
				456			456
				(159)			(159)
				–	2 000		2 000
				(9)	(13)		(22)
			875	875		203	1 078
	(17)		(246)	–			–
				(332)			(332)
(411)				(411)			(411)
			(1 282)	(1 282)			(1 282)
						(587)	(587)
	10		8	18		6	24
(28)	147		12 023	17 046	1 987	503	19 536
		15	(2 109)	(2 094)			(2 094)
(28)	**147**	**15**	**9 914**	**14 952**	**1 987**	**503**	**17 442**
				381			**381**
				(111)			**(111)**
				–	**825**		**825**
				(1)	**(10)**		**(11)**
				–	**(133)**		**(133)**
			(1 600)	**(1 600)**	**133**	**133**	**(1 334)**
	(40)		**(226)**	**–**			**–**
				(357)			**(357)**
(181)				**(181)**			**(181)**
			(1 395)	**(1 395)**			**(1 395)**
		(15)		**(15)**			**(15)**
				–		**36**	**36**
			(26)	**(26)**		**(20)**	**(46)**
(209)	**107**	**–**	**6 667**	**11 647**	**2 802**	**652**	**15 101**

Group cash flow statement

for the year ended 31 December

	Notes	2003 Rm	2002 Restated Rm
Cash flow from operating activities	30.1	**5 281**	5 555
Cash received from clients	30.2	**35 699**	29 939
Cash paid to clients, staff and suppliers	30.3	**(30 668)**	(24 633)
Dividends received on investments		**152**	173
Recoveries on loans previously written off		**98**	76
Change in working funds		**(14 124)**	1 504
Increase in operating assets	30.4	**(13 105)**	(10 311)
(Decrease)/Increase in operating liabilities	30.5	**(1 019)**	11 815
Cash (utilised)/generated by operating activities before taxation		**(8 843)**	7 059
Taxation paid	30.6	**(616)**	(765)
Net cash (utilised)/generated by operating activities		**(9 459)**	6 294
Cash flows from investment activities		**2 654**	(7 096)
Acquisition of property and equipment		**(1 007)**	(1 944)
Proceeds on disposal of property and equipment		**145**	902
Net income on investment banking assets		**243**	317
Net acquisition of investments in associate companies and other investments		**3 291**	1 108
Disposal of investments in subsidiary companies net of cash	30.7	**236**	78
Acquisition of investments in subsidiary companies net of cash	30.8	**(254)**	(7 557)
Cash flows from financing activities		**2 063**	7 020
Proceeds from issue of ordinary shares		**380**	2 943
Proceeds from issue of preference shares by Nedbank Limited		**815**	1 987
Shares (repurchased)/sold by subsidiary company		**(111)**	297
Net increase in subordinated debt instruments		**2 507**	3 075
Dividends paid to ordinary shareholders	30.9	**(1 395)**	(1 282)
Preference dividends paid		**(133)**	
Effects of exchange rate changes on cash and short-term funds (excluding foreign borrowings)		**362**	(589)
Net (decrease)/increase in cash and short-term funds		**(4 380)**	5 629
Cash and short-term funds at beginning of year		**16 607**	10 978
Cash and short-term funds at end of year		**12 227**	16 607

AC133: Balance sheet classification

as at 31 December 2003

	Assets Rm	Liabilities Rm
Marked-to-market	75 741	35 749
Held for trading	73 774	35 749
Available-for-sale	1 967	
Amortised cost	236 843	261 734
Originated loan	224 033	
Held to maturity	1 323	
Non-trading liabilities		258 859
Other	11 487	2 875
Shareholders' equity		15 101
	312 584	312 584

AC133: Reserve adjustments

as at 31 December

	2003 Rm
Available-for-sale reserve	
Fair value adjustments	28
Taxation	(8)
Minority interest	(5)
Total adjustments to available-for-sale reserve	15
Other distributable reserves	
Impairment of advances	(1 700)
Fair value adjustments	(1 205)
Taxation	795
Minority interest	1
Total adjustment to other distributable reserves opening balance	(2 109)
Total adjustments to distributable reserves	(2 094)

Segmental analysis

for the year ended 31 December

By business/operation	2003 Rm	2002 Restated Rm
Corporate	**2 047**	1 614
Nedbank Corporate	**1 931**	1 532
– Corporate Banking	**785**	731
– Business Banking	**644**	375
– Property and Asset Finance	**370**	288
– International and Africa	**132**	138
Imperial Bank	**116**	82
Nedbank Capital	**359**	542
– Capital Markets	**124**	343
– Treasury	**203**	163
– Advisory	**32**	3
Retail and Wealth Management	**584**	1 021
Nedbank Retail and Wealth Management	**564**	719
– Retail	**396**	548
– Wealth Management	**118**	115
– Gerrard Private Bank	**50**	56
Peoples Bank	**20**	302
Shared Services	**(972)**	(581)
– Group Business Innovation and Operations	**(196)**	(261)
– Finance, Tax, Risk and Corporate Affairs	**(495)**	(269)
– Group Operations	**(281)**	(51)
Capital Management and Central Funding	**(241)**	866
– Group Capital Management	**414**	1 120
– BoE funding	**(522)**	(254)
– Preference share dividend paid	**(133)**	
Foreign currency losses, merger and reorganisation expenses, general provision release	**(1 722)**	(986)
Headline earnings	**55**	2 476
Exceptional items net of taxation	**(1 655)**	(1 601)
(Loss)/Income attributable to ordinary shareholders	**(1 600)**	875

Segmental analysis	**2003 Total average assets* Rbn**	2002 Restated total average assets* Rbn	**2003 Gross operating income Rm**	2002 Restated gross operating income Rm	**2003 Headline earnings Rm**	2002 Restated headline earnings Rm
Nedbank Corporate	**133**	121	**6 063**	4 402	**1 931**	1 532
Nedbank Capital	**142**	87	**1 511**	1 347	**359**	542
Imperial Bank	**11**	7	**785**	507	**116**	82
Retail and Wealth Management	**80**	71	**5 933**	5 497	**564**	719
Peoples Bank	**15**	10	**1 664**	1 076	**20**	302
Shared Services	**14**	11	**5 642**	4 435	**(972)**	(581)
Capital Management and Central Funding	**35**	25	**(6 837)**	(4 487)	**(241)**	866
Foreign currency losses, merger and reorganisation expenses, general provision release	**(167)**	(103)			**(1 722)**	(986)
Total	**263**	229	**14 761**	12 777	**55**	2 476

* *Excluding derivative instruments*

Basis of preparation

Segment results are based on management results and include revenue, provisioning, expenses and taxes directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated in a reasonable ratio to a segment, whether from external transactions or transactions with other segments. Segment assets or liabilities are based on average balances and comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to a segment on a reasonable basis.

Geographic – contribution to headline earnings	**2003 Rm**	2002 Restated Rm
South Africa	**(422)**	1 940
– South Africa – Operations	**1 433**	2 926
– Foreign currency losses, merger and reorganisation expenses, general provision release	**(1 722)**	(986)
– Preference share dividend paid	**(133)**	
Rest of Africa	**198**	272
Rest of world	**279**	264
Headline earnings	**55**	2 476

Segmental analysis – Business/operational reporting

for the year ended 31 December

	Nedcor		Nedbank Corporate		Imperial Bank	
	2003	2002 Restated	**2003**	2002 Restated	**2003**	2002 Restated
Average assets (Rbn)						
Short-term funds and trading securities	**32**	31	**5**	5	**1**	1
Mortgage loans	**60**	56	**14**	11	**3**	2
Credit card balances	**3**	4				
Leases and instalment debtors	**24**	19	**13**	9	**6**	4
Loans and overdrafts	**111**	92	**98**	92		
Other assets	**33**	27	**3**	4	**1**	
Total assets	**263**	229	**133**	121	**11**	7
Total interest-earning assets	**230**	202	**130**	118	**10**	7
Current and savings accounts	**38**	31	**13**	9		
Deposit and loan accounts	**201**	176	**113**	104	**10**	6
Long-term debt	**7**	5		1		
Allocated capital	**17**	17	**7**	7	**1**	1
Equity and liabilities	**263**	229	**133**	121	**11**	7
Income statement (Rm)						
Net interest income	**6 808**	5 955	**4 171**	2 921	**574**	371
Non-interest revenue	**7 953**	6 822	**1 892**	1 481	**211**	136
Gross operating income	**14 761**	12 777	**6 063**	4 402	**785**	507
Total impairments	**2 063**	1 467	**587**	601	**232**	105
Net operating income	**12 698**	11 310	**5 476**	3 801	**553**	402
Operating expenses	**9 950**	7 366	**2 956**	2 016	**326**	181
Net (loss)/profit before tax	**2 748**	3 944	**2 520**	1 785	**227**	221
Taxation	**823**	441	**661**	365	**(4)**	57
Net (loss)/profit after tax	**1 925**	3 503	**1 859**	1 420	**231**	164
Associate and joint venture income	**132**	162	**72**	120		
Minority shareholders' interest	**133**	203		8	**115**	82
Preference dividend paid	**133**					
Income before:	**1 791**	3 462	**1 931**	1 532	**116**	82
Foreign currency losses	**(1 416)**	(1 216)				
General provision reversal		400				
Merger and reorganisation expenses	**(320)**	(170)				
Headline earnings	**55**	2 476	**1 931**	1 532	**116**	82
Selected ratios						
Return on average assets (%)	**0,0**	1,1	**1,5**	1,3	**1,1**	1,1
Return on average equity (%)	**0,3**	14,8	**28,4**	22,8	**16,5**	10,7
Interest margin (%)	**3,0**	3,0	**3,2**	2,5	**5,5**	5,2
Impairments to net interest income (%)	**30,3**	24,6	**14,1**	20,6	**40,4**	28,4
Impairments to advances (%)	**3,2**	4,4	**1,8**	1,3	**13,7**	3,9
Non-interest revenue to gross income (%)	**53,9**	53,4	**31,2**	33,6	**26,9**	26,8
Efficiency ratio (%)			**48,8**	45,8	**41,5**	35,7
Effective tax rate (%)	**29,9**	11,2	**26,2**	20,5	**(1,8)**	25,8
Staff complement (average)	**24 273**	22 153	**4 769**	3 390	**566**	388
Staff complement (year-end)	**24 205**	25 240	**4 534**	4 725	**643**	501

	Nedbank Capital		Nedbank Retail and Wealth Management		Peoples Bank	
	2003	2002 Restated	**2003**	2002 Restated	**2003**	2002 Restated
Average assets (Rbn)						
Short-term funds and trading securities	**27**	27	**3**	4	**1**	1
Mortgage loans			**35**	29	**8**	7
Credit card balances			**3**	4		
Leases and instalment debtors			**5**	4		
Loans and overdrafts	**114**	58	**24**	24	**5**	2
Other assets	**1**	2	**10**	6	**1**	
Total assets	**142**	87	**80**	71	**15**	10
Total interest-earning assets	**141**	86	**72**	66	**15**	10
Current and savings accounts			**19**	18	**5**	1
Deposit and loan accounts	**141**	85	**56**	48	**8**	7
Long-term debt						
Allocated capital	**1**	2	**5**	5	**2**	2
Equity and liabilities	**142**	87	**80**	71	**15**	10
Income statement (Rm)						
Net interest income	**(147)**	91	**2 926**	2 791	**1 149**	792
Non-interest revenue	**1 658**	1 256	**3 007**	2 706	**515**	284
Gross operating income	**1 511**	1 347	**5 933**	5 497	**1 664**	1 076
Total impairments	**189**	(8)	**532**	538	**401**	254
Net operating income	**1 322**	1 355	**5 401**	4 959	**1 263**	822
Operating expenses	**773**	617	**4 595**	3 957	**1 159**	557
Net (loss)/profit before tax	**549**	738	**806**	1 002	**104**	265
Taxation	**190**	197	**243**	271	**70**	(167)
Net (loss)/profit after tax	**359**	541	**563**	731	**34**	432
Associate and joint venture income		1	**18**	8		
Minority shareholders' interest			**17**	20		130
Preference dividend paid						
Income before:	**359**	542	**564**	719	**34**	302
Foreign currency losses						
General provision reversal						
Merger and reorganisation expenses					**(14)**	
Headline earnings	**359**	542	**564**	719	**20**	302
Selected ratios						
Return on average assets (%)	**0,3**	0,6	**0,7**	1,0	**0,1**	3,1
Return on average equity (%)	**29,5**	37,1	**10,7**	14,1	**1,1**	18,9
Interest margin (%)	**(0,1)**	0,1	**4,1**	4,2	**7,8**	8,2
Impairments to net interest income (%)	**(128,4)**	(8,7)	**18,2**	19,3	**34,9**	32,1
Impairments to advances (%)	**0,1**	0,2	**2,0**	1,9	**6,7**	14,3
Non-interest revenue to gross income (%)	**109,7**	93,2	**50,7**	49,2	**31,0**	26,4
Efficiency ratio (%)	**51,2**	45,8	**77,4**	72,0	**69,6**	51,7
Effective tax rate (%)	**34,7**	26,7	**30,1**	27,0	**67,5**	(62,8)
Staff complement (average)	**790**	662	**5 357**	5 166	**2 261**	1 331
Staff complement (year-end)	**785**	759	**5 240**	5 664	**2 027**	1 345

Segmental analysis – Business/operational reporting

for the year ended 31 December

	Shared Services 2003	Shared Services 2002 Restated	Capital Management and Central Funding 2003	Capital Management and Central Funding 2002 Restated	Eliminations, translation losses, merger and reorganisation, and general provision release 2003	Eliminations, translation losses, merger and reorganisation, and general provision release 2002 Restated
Average assets (Rbn)						
Short-term funds and trading securities	**1**			1	**(6)**	(8)
Mortgage loans				2		5
Credit card balances						
Leases and instalment debtors						2
Loans and overdrafts			**26**	15	**(156)**	(99)
Other assets	**13**	11	**9**	7	**(5)**	(3)
Total assets	**14**	11	**35**	25	**(167)**	(103)
Total interest-earning assets		4	**28**	20	**(166)**	(109)
Current and savings accounts				2	**1**	1
Deposit and loan accounts	**18**	14	**18**	13	**(163)**	(101)
Long-term debt			**7**	4		
Allocated capital	**(4)**	(3)	**10**	6	**(5)**	(3)
Equity and liabilities	**14**	11	**35**	25	**(167)**	(103)
Income statement (Rm)						
Net interest income	**(729)**	(575)	**(1 136)**	(436)		
Non-interest revenue	**6 371**	5 010	**(5 701)**	(4 051)		
Gross operating income	**5 642**	4 435	**(6 837)**	(4 487)		
Total impairments	**8**	18	**114**	(41)		
Net operating income	**5 634**	4 417	**(6 951)**	(4 446)		
Operating expenses	**6 490**	4 932	**(6 349)**	(4 894)		
Net (loss)/profit before tax	**(856)**	(515)	**(602)**	448		
Taxation	**158**	(1)	**(495)**	(281)		
Net (loss)/profit after tax	**(1 014)**	(514)	**(107)**	729		
Associate and joint venture income	**43**	26	**(1)**	7		
Minority shareholders' interest	**1**	93		(130)		
Preference dividend paid			**133**			
(Loss)/Income before:	**(972)**	(581)	**(241)**	866		
Foreign currency losses					**(1 416)**	(1 216)
General provision reversal						400
Merger and reorganisation expenses					**(306)**	(170)
Headline earnings	**(972)**	(581)	**(241)**	866	**(1 722)**	(986)
Selected ratios						
Return on average assets (%)						
Return on average equity (%)						
Interest margin (%)						
Impairments to net interest income (%)						
Impairments to advances (%)						
Non-interest revenue to gross income (%)						
Efficiency ratio (%)						
Effective tax rate (%)						
Staff complement (average)	**10 507**	10 879	**23**	338		
Staff complement (year-end)	**10 956**	11 568	**20**	678		

Notes to the financial statements

for the year ended 31 December

1. Significant accounting policies

The consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the Banks Act. The financial statements are prepared on the historical-cost basis, except for certain assets and liabilities in respect of which the bank adopts the fair-value basis of accounting. These assets and liabilities include:

- financial assets and liabilities held for short-term trading;
- financial assets classified as available-for-sale;
- derivative financial instruments; and
- financial instruments elected to be carried at fair value.

The accounting policies adopted and applied are set out below and are in all material respects consistent with those of the previous year with the exception of the change in the basis of accounting and certain restatements as set out in note 3. In accordance with South African Statements of Generally Accepted Accounting Practice, the group has adopted the accounting standard AC133 'Financial Instruments: Recognition and Measurement' with effect from 1 January 2003. AC133 is a prospective statement, which means that reported historical figures are adjusted to the new basis of accounting, but such adjustments are not restated by way of comparatives. Instead, adjustments to determine the measurement of assets and liabilities are recognised as opening transitional adjustments in retained earnings, details of which are disclosed in note 3.1.

The accounting policies of the subsidiaries are consistent with those of the holding company.

1.1 Consolidated financial statements

The group financial statements comprise Nedcor Limited and its subsidiaries (referred to as the group) and the group's interest in associates.

1.1.1 *Investments in subsidiary companies*

Subsidiary companies are those enterprises controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Special-purpose entities are consolidated when the substance of the relationship between the group and the special-purpose entity indicates that the special-purpose entity is controlled by the group. The financial statements of all subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

1.1.2 *Investments in associate companies*

Associate companies are those enterprises in which the group has significant influence, but not control, over the financial and operating policies. The equity method of accounting for associates is adopted in the group financial statements. In applying the equity method, the carrying amount reflected in the group financial statements include the group's share of the accumulated retained earnings and movements in reserves of associates, from the date that significant influence commences until the date that significant influence ceases. When the group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred or guaranteed obligations in respect of the associate.

Goodwill arising on the acquisition of associates is included in the carrying amount of the associate and is treated in accordance with the group's accounting policy for goodwill. The carrying values of investments in associate companies are adjusted for the amortisation of goodwill.

The group's share of associates' retained earnings and reserves is determined from the associates' latest audited or unaudited financial statements. Where financial statements with a different reporting date are used, adjustments are made for the effects of any significant events or transactions between the group and the associate that occur between the date of the associate's financial statements and the date of the group's financial statements.

1.1.3 *Investments in joint ventures*

Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for utilising the equity method of accounting, as outlined in 1.1.2 above.

1.1.4 *Transactions eliminated on consolidation*

Intragroup balances and transactions, and all profits and losses arising from intragroup transactions, are eliminated in preparing the group financial statements. Unrealised losses are not eliminated to the extent that they provide evidence of impairment.

1.1.5 *Goodwill and negative goodwill*

Goodwill arises as the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of subsidiaries and associates and joint ventures acquired. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses, and is amortised on a straight-line basis over its estimated useful life not

Notes to the financial statements

for the year ended 31 December

1. Significant accounting policies *(continued)*

exceeding 20 years. Any gain or loss on the disposal of an interest in an entity includes the carrying amount of goodwill relating to the disposal of that interest.

Negative goodwill arising on an acquisition represents any excess of the fair value of the group's share of the identifiable net assets acquired over the cost of the acquisition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but do not represent identifiable liabilities at the date of acquisition, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the identified acquired depreciable assets, is recognised in the income statement over the weighted average useful life of the identified depreciable/amortisable non-monetary assets. The balance of negative goodwill in excess of the fair values of the identified acquired depreciable assets is recognised immediately in the income statement.

1.2 Financial instruments

Financial instruments as reflected on the balance sheet include all assets and liabilities, including derivative instruments, but exclude investments in subsidiaries, associated companies and joint ventures, employee benefit plans, property and equipment, deferred taxation, taxation payable, intangible assets and goodwill. AC133 requires all financial instruments to be classified into one of four categories.

• *Originated loans and receivables and non-trading liabilities*

The bank has classified the bulk of its financial assets and liabilities as 'originated loans' and 'non-trading liabilities', which are carried at amortised cost.

• *Held-for-trading*

AC133 requires certain financial instruments to be measured at their fair value. This includes all derivatives and instruments held for trading purposes. Trading instruments (whether assets or liabilities) are those that the group principally holds for the purpose of short-term profit taking. All trading derivatives in a net receivable position (in the money), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (out of the money), as well as options written, are reported as trading liabilities. As permitted under AC133 the group has elected to designate certain financial instruments at their fair value to reflect the match between such items and their hedge. The fair-value adjustment at 1 January 2003 required in respect of the above financial instruments is recognised as an adjustment to opening retained income and thereafter to the income statement.

• *Held-to-maturity*

Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the group has the intent and ability to hold to maturity, other than those that upon initial recognition were designated as held-for-trading or available-for-sale, or that meet the definition of originated loans and receivables. Such investments are measured at amortised cost using the effective interest rate method, less any impairment.

• *Available-for-sale*

Financial assets are classified as available-for-sale where the intention, origination and designation of the instrument do not fall within the ambit of the other financial asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect the group's hold or sell decision. The bank recognises fair-value gains and losses on these investments directly in equity along with the associated deferred taxation. However, when available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, the resultant losses are recognised in the income statement.

Recognition

The group recognises financial assets held for trading and available-for-sale assets on the date it becomes party to the contractual provisions to purchase the assets and applies trade date accounting for 'regular way' purchases and sales. From this date any gains or losses arising from changes in fair value of the assets are recognised. Held-to-maturity loans and originated loans and receivables are recognised on the day they are transferred to the group or the day the funds are advanced.

Measurement

Financial instruments are measured initially at cost, including transaction costs. Subsequent to initial recognition all trading instruments and all available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at cost, including transaction costs, less impairment losses.

All non-trading financial liabilities, originated loans and receivables and held-to-maturity assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

1. Significant accounting policies *(continued)*

Fair-value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

The fair value of derivatives of non-exchange-traded instruments is estimated at the amount that the group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Embedded derivatives

An embedded derivative arises when derivatives are a component of a financial instrument in such a way that the cash flows in respect of the instrument vary in a similar way to those in respect of a standalone derivative. Where the value of embedded derivatives can be reliably measured, embedded derivatives are accounted for separately at their fair value.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of available-for-sale assets are recognised directly in equity. When the financial assets are sold, collected or otherwise disposed of, the cumulative gain or loss recognised in equity is transferred to the income statement. Gains and losses arising from a change in the fair value of trading instruments are recognised in the income statement.

Impairments for credit losses

A financial instrument is impaired if its carrying value is greater than its estimated recoverable amount. When an advance is uncollectable, it is written off against the related impairment. Subsequent recoveries are credited to the income statement in the period in which it occurred. Advances are written off once all reasonable attempts at collection have been made and there is no probable likelihood of collection. If the amount of the impairment subsequently decreases due to an event occurring after the initial impairment, the reversal is reflected in the income statement in the period in which it occurred.

Specific advances impairment

The group creates a specific impairment when there is objective evidence that it will not be able to collect all amounts due. The amount of such impairment is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected future cash flows, including amounts recoverable from guarantees and collateral, discounted at the effective interest rate at the inception of the advance.

Portfolio impairment

The group creates a portfolio impairment where there is objective evidence that components of the advances portfolio contain probable losses at the balance sheet date, which will only be identified in the future, or where there is insufficient data reliably to determine whether such losses exist. The estimated probable losses are based on historical information and take into account historical patterns of losses in each component, the credit ratings allocated to the borrowers and the current economic climate in which the borrowers operate.

Specific instruments

1.2.1 Cash and short-term funds

Cash and short-term funds comprise coins and bank notes, money at call and short notice and balances with central banks.

Life assurance operations

Securities and other investments held by life assurance operations are stated at fair value. Gains and losses on the remeasurement to fair value are included in the insurance underwriting surplus, which forms part of non-interest revenue in the income statement. Gains and losses realised on these investments are also included in the insurance underwriting surplus.

1.2.2 Properties in possession

Unsold properties in possession are included under advances and are accounted for as originated loans and carried at the lower of amortised cost or recoverable amount.

1.3 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.3.1 Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

Notes to the financial statements

for the year ended 31 December

1. Significant accounting policies *(continued)*

1.3.2 Leave pay

The provision for leave pay represents the amount that the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provision is measured as the amount that the group expects to pay as a result of the unused leave entitlement that has accumulated at the balance sheet date, taking into account the undiscounted amount of current costs to employer per employee.

1.4 Property and equipment

Freehold land is carried at cost less accumulated impairment losses. Other items of property (both owner-occupied and investment properties) and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided on the straight-line basis on all items of property and equipment, other than freehold land, over the estimated useful lives of these assets.

The relevant estimated useful lives of items of property and equipment are as follows:

Freehold buildings	50 years
Leasehold improvements	10 – 20 years
Computer equipment	3 – 5 years
Furniture and other equipment	4 – 10 years
Vehicles	3 – 6 years

Subsequent expenditure relating to an item of property and equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased beyond its original assessed standard of performance. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of property and equipment are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.5 Intangible assets

1.5.1 Computer software and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding and expenditure on internally generated goodwill and brands are recognised in the income statement as an expense as incurred.

Expenditure on computer software and other development activities, whereby set procedures and processes are applied to a project for the production of new or substantially improved products and processes, is capitalised if the computer software and other developed products or processes are technically and commercially feasible and the group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct and indirect staff costs and an appropriate proportion of overheads. Computer development expenditure is capitalised only once the relevant software has been commissioned. Capitalised computer development expenditure is stated at cost, less accumulated amortisation and accumulated impairment losses. Computer development expenditure, which has not yet been commissioned, is stated at cost.

Amortisation on computer software and development costs is charged to the income statement on a straight-line basis over the estimated useful lives of these assets, not exceeding five years.

Subsequent expenditure relating to computer software is capitalised when it is probable that future economic benefits from the use of assets will be increased beyond its original assessed standard of performance. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of computer software are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.6 Impairment of assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment, in which case their recoverable amounts are estimated.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset exceeds its recoverable amount. A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase clearly relates to the reversal of the effect of that specific event.

The recoverable amount of an asset is the higher of its net selling price and its value in use. Net selling price is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

1. Significant accounting policies *(continued)*

In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.7 Leases

The following accounting policies apply in respect of leases where a group company is the lessee:

1.7.1 Finance leases

Leases that transfer substantially all of the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and amortised over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor.

1.7.2 Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are recognised in the income statement on a straight-line basis over the period of the lease.

1.8 Taxation

Current taxation comprises taxation payable, calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous periods.

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable income will be available, against which the associated unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised. This reduction is recognised in either the income statement or directly in equity, depending on how the deferred tax asset was initially raised.

1.9 Foreign currency

1.9.1 Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Gains and losses arising on translation are recognised in the income statement. Foreign exchange trading positions, including spot and forward exchange contracts, are valued at current market rates taking maturity profiles into account, and resultant profits or losses are recognised in the income statement in the period in which they are incurred.

1.9.2 Foreign-operation financial statements

A foreign operation is a subsidiary, associate, joint venture or branch of Nedcor Limited, the activities of which are based or conducted in a country other than South Africa.

A foreign entity is a foreign operation, the activities of which are not an integral part of those of the reporting enterprise.

Foreign-entity financial statements are translated into the reporting currency as follows:
- assets and liabilities are translated at rates of exchange ruling at the balance sheet date; and
- income, expenditure and cash flow items are translated at the weighted average exchange rates for the period.

Exchange differences arising from the translation of a foreign entity are taken directly to a foreign currency translation reserve disclosed as part of non-distributable reserves. Goodwill and fair-value adjustments arising on the acquisition of a foreign entity are translated at the closing rate.

Notes to the financial statements

for the year ended 31 December

1. Significant accounting policies *(continued)*

Integrated foreign-operation financial statements are translated into the reporting currency as follows:

- transactions and resulting non-monetary items are translated at the exchange rate ruling at the transaction date;
- income statement items are translated at the appropriate weighted average exchange rates for the period; and
- monetary assets and liabilities are translated at rates of exchange ruling at the balance sheet date.

Translation gains and losses arising from the translation of integrated foreign operations are recognised in the income statement for the period in which the translation arises.

1.10 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised up to the date that the assets are substantially complete. Qualifying assets are those that necessarily take a substantial period to prepare for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

1.11 Segment reporting

A segment is defined as a distinguishable component of the group that is engaged in providing products or services (operation segment), which are subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from charges to external clients and whose revenue, results or assets are 10% or more of all segments are reported separately. Segment reporting is based on the group's internal organisational and management structure and its system of internal financial reporting.

Segment results include revenue, impairments, expenses and taxes directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Intersegment transfer pricing is based on cost. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to the segment on a reasonable basis.

1.12 Employee benefits

The group offers postemployment benefits, comprising retirement benefits and postretirement medical benefits, to employees and their dependants in terms of various defined-contribution and defined-benefit plans.

1.12.1 Defined-contribution plans

Benefits offered in terms of defined-contribution plans comprise retirement benefits. Contributions to defined-contribution plans are recognised as an expense in the income statement when the employee becomes entitled to them.

1.12.2 Defined-benefit plans

Benefits offered in terms of defined-benefit plans comprise retirement benefits and postretirement medical benefits. The group's defined-benefit obligation in respect of each plan is calculated by estimating the amount of future benefit that the employees have earned, in return for their service in the current and prior periods, in terms of each plan. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on government bonds that have maturity dates approximating the term of the group's obligation. The calculation is performed by a qualified actuary using the projected-unit credit method. The present value of the defined-benefit obligation and the fair value of any plan assets are determined with sufficient regularity so that the amounts recognised in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.

In calculating the group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss at the beginning of the year exceeds 10% of the greater of the present value of the defined-benefit obligation at the beginning of the year (before deducting the fair value of plan assets) and the fair value of plan assets at the beginning of the year that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised in the income statement in the period in which it is incurred.

Where the calculation results in a benefit to the group, the recognised asset is limited to the total of any cumulative unrecognised net actuarial losses and past-service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The following are recognised immediately to the extent that they arise while a defined-benefit asset is determined but not recognised in part or in full:

- Net actuarial losses and past-service costs of the current period to the extent that they exceed any reduction in the present value of the economic benefits specified above. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past-service costs of the current period are recognised immediately.
- Net actuarial gains of the current period after the deduction of past-service costs of the current period to the extent that they exceed any increase in the present value of the economic benefits specified above. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past-service costs of the current period are recognised immediately.

1. Significant accounting policies *(continued)*

1.12.3 Equity compensation benefits

The group grants share options to employees under an employee share incentive scheme. Other than costs incurred in administering the scheme, which are expensed as incurred, the scheme does not result in any expense to the group other than a dilution in earnings per share when the shares are issued.

1.13 Managed funds and trust activities

Certain companies in the group operate unit trusts, hold and invest funds on behalf of clients and act as trustees and in other fiduciary capacities. Assets and liabilities representing such activities are not reflected on the balance sheet, as these relate directly to clients. The values of these items are disclosed in note 31. Income from these activities is brought to account over the period to which the service relates.

1.14 Share capital

1.14.1 Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary at the option of the directors. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders and dividends thereon are recognised in the income statement as an interest expense.

1.14.2 Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Shares repurchased by the issuing company are cancelled. Shares repurchased by wholly owned group companies are classified as treasury shares, and held at cost. These shares are treated as a deduction from the issued and weighted average numbers of shares and the cost price of the shares is presented as a deduction from total equity. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

1.14.3 Dividends

Dividends are recognised as a liability in the period in which they are declared.

1.15 Revenue recognition

The group's revenue relates mainly to banking activities and comprises the following:

1.15.1 Interest income and expense

Interest income and expense is recognised in the income statement on the effective interest rate method taking into account the expected timing and amount of cash flows. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. Interest income includes income in respect of government grants received as compensation for subsidised interest on advances to exporters in line with the conditions set out in the South African export credit support agreement.

1.15.2 Non-interest revenue

Non-interest revenue includes commission and fees, exchange and securities trading income, dividends from investments, and net gains on the sale of investment banking assets. The net income from non-banking activities, which comprise property development, insurance-related activities and computer-related services, is also included in non-interest revenue.

Non-interest revenue as defined above, is recognised in the income statement when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

1.16 Offsetting

Financial assets and liabilities are offset, and the net amount reported in the balance sheet, when there is a legally enforceable right to set off the recognised amounts and the intention is to settle the amounts on a net basis or realise the asset and settle the liability simultaneously.

1.17 Life assurance operations

Provision is made for outstanding premiums due on policies accepted at the balance sheet date, net of reinsurance premiums and adjusted for reinsurance commissions. The life assurance fund represents net revenue from business for the current and all prior years as a reserve against future claims. Commission paid in acquiring business is expensed in the period incurred.

In terms of AC133, policyholder contracts that do not transfer significant insurance risk are classified as investment contracts and reflected in the financial statements at fair value, with changes in fair value being accounted for in the income statement. These contracts are disclosed as 'Policyholder liabilities under investment contracts'. The premium income, benefit

Notes to the financial statements

for the year ended 31 December

1. Significant accounting policies *(continued)*

payments, investment income, commissions and taxation relating to the assets backing these investment contracts, have been excluded from the income statement and accounted for directly against the liability. Fees earned from these products are disclosed separately in the income statement.

1.18 Comparative figures

Comparative figures are restated, where necessary, to afford a proper comparison. Such restatements are explained in note 3.

2. Related party information

2.1 Parent company

The holding company of Nedcor Limited is Old Mutual Life Assurance Company (SA) Limited and associates, which hold 51,02% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in the United Kingdom, England and Wales.

2.2 Identity of related parties with whom material transactions have occurred

Material subsidiaries of the group are identified on page 110 and the associates and joint ventures on page 108. All of these entities are related parties.

2.3 Material related-party transactions

Nedcor Limited and its subsidiaries, in the ordinary course of business, enter into various financial services transactions with associates, joint ventures and other entities within the greater Nedcor and Old Mutual group. These transactions are governed by terms no less favourable than those arranged with third parties.

- Loans to and from related parties with the company (see page 110).
- Long-term debt instrument with Old Mutual South Africa – R2 005 million (note 19).
- Dividends received from related parties.
- Dividends paid to holding company – R710 million (2002: R659 million).
- Share repurchases and sales of treasury shares.
- Interest income and expenditure.
- Fees and commission.

2.4 Director and director-related entities

Details of directors' shareholdings in the company are disclosed in the Directors' report (see page 49). There are no material contracts with directors other than regarding the directors' emoluments (see pages 26 to 33).

3. **Change in basis of accounting, restatement and reclassification of prior-year figures**

3.1 **Change in basis of accounting**

During the year the group changed its basis of accounting and implemented AC133. AC133 impacts on the recognition and measurement of financial instruments, including credit impairments against advances. To address the prospective nature of the statement the transitional adjustments to carrying values of financial instruments at 1 January 2003 are recognised in opening retained income or equity.

• *Internal transactions*

Prior to AC133 common local and international banking practice was to recognise internal hedging derivatives. Risks were pooled and managed centrally at a groupwide level. AC133 prescribes the accounting treatment for hedges and accordingly banks have been required to reconsider the accounting treatment of internal hedges. Nedcor has identified and eliminated all internal transactions, thereby reflecting external derivatives only.

• *Non-qualifying foreign exchange hedges and structured transactions*

Items that were hedged with forward exchange contracts have in certain cases in the past been recognised at the forward rate to reflect their hedged nature. In terms of AC133 all derivatives, including forward exchange contracts, are recognised at their fair value. Some structured transactions did not qualify as hedges under AC133 and the necessary adjustments at 1 January 2003 are recognised in opening retained income and thereafter in the income statement.

	Rm
Impact on reserves at 1 January 2003	
Credit impairment adjustments	
Release of general provision	1 717
Additional impairments	(3 417)
	(1 700)
Taxation	510
	(1 190)
Attributable to minority shareholders	2
	(1 188)
Fair-value adjustments	
Revaluation of held-for-trading portfolios	(570)
Revaluation of specific impairments	28
Adjustment in respect of leases	(199)
Non-qualifying foreign exchange hedges	(436)
	(1 177)
Taxation	277
	(900)
Attributable to minority shareholders	(6)
	(906)
Total impact on attributable and headline earnings	(2 094)

Notes to the financial statements

for the year ended 31 December

3. Change in basis of accounting, restatement and reclassification of prior-year figures *(continued)*

3.1 Change in basis of accounting *(continued)*

	Rm
Impact on reserves	
for the year ended 31 December 2003	
Credit impairment adjustments	
Release of impairments	56
Taxation	(17)
	39
Attributable to minority shareholders	38
	77
Fair-value adjustments	
Revaluation of held-for-trading portfolios	409
Realised loss on available-for-sale portfolios	(29)
Adjustment in respect of leases	104
	484
Taxation	(145)
	339
Attributable to minority shareholders	3
	342
Total impact on attributable and headline earnings	419

3.2 Restatement of 2002 figures in respect of net interest income and deferred taxation

Structured finance transactions with clients are transactions where Nedcor pass tax benefits from permanent or temporary tax deductions on to clients in the form of lower effective funding costs. In prior years Nedcor followed the practice of grossing up the net interest income to include the tax benefit and providing deferred tax on the higher net interest income, thereby reflecting the position that would have existed had Nedcor not passed its tax benefits on to clients. To ensure full compliance with AC102 it was decided to present the net interest income actually earned in accordance with the effective interest rate method and, consequently, not to raise additional deferred tax. The net interest income and deferred tax for the year ended 31 December 2002, as included in the comparative figures, have been restated to reflect this change.

The effect of this restatement on the group annual financial statements is as follows:

	Adjusted 2002 Rm	Prior year Rm
Impact on the income statement		
for the year ended 31 December 2002		
Interest income	(142)	
Taxation	142	
Impact on the balance sheet		
as at 31 December 2002		
Decrease in sundry debtors	(348)	(318)
Increase in sundry creditors	(491)	(387)
Increase in deferred tax assets	1 098	
(Increase)/Decrease in deferred tax liability	(259)	705

3. **Change in basis of accounting, restatement and reclassification of prior-year figures** *(continued)*

3.3 **Reclassification in 2002 of minority interest in Peoples Bank to interest-bearing liabilities**

In January 2002 investor consortiums subscribed for a 30% interest in Peoples Bank through as series of special purpose entities ('SPEs'). Each investor in the structure holds the entire share capital of the SPE established for purposes of its investment. Various funders subscribed for redeemable preference shares in each of the SPEs. Apart from the redemption provisions of the preference shares, the funders have the right to put their shares to Nedbank after three years at a price, which provides the funders with an internal rate of return of 20%, taking into account all the previous cash flows.

In accordance with AC412: 'Consolidation – Special Purpose Entities', Nedbank is assumed to control the SPEs and these should therefore be consolidated into the Nedcor Group annual financial statements. Consequently, from a group perspective, the 30% interest in Peoples Bank is considered not to have been sold and therefore the group annual financial statements should not reflect a minority interest in respect of Peoples Bank. Furthermore, since Nedbank has effectively guaranteed a 20% return to the funders, it should recognise a financial liability in this regard. The group annual financial statements for the year ended 31 December 2002 reflected an amount in respect of Peoples Bank minorities. In the comparative figures included in the group annual financial statements for the year ended 31 December 2003 that amount attributed to minorities in the balance sheet has been reclassified as interest-bearing liabilities and the deduction in the income statement for the minority interest in profit after tax was reclassified as an interest expense.

The effect of this reclassification is as follows:	Rm
Impact on the balance sheet at 31 December 2002	
Amount previously attributed to Peoples Bank minorities reclassified as interest-bearing liabilities	586
Impact on the income statement for the year ended 31 December 2002	
Minority interest in profit after tax reclassified as interest expense	130

3.4 **Reclassification in 2002 of capitalised development costs**

Nedcor misclassified certain capitalised development costs as sundry debtors at 31 December 2002. As a result, capitalised development costs recorded within sundry debtors have been reclassified as capitalised development costs in the comparative figures at 31 December 2003.

The effect of this reclassification is as follows:	Rm
Impact on the balance sheet at 31 December 2002	
Amount previously included in sundry debtors reclassified as capitalised development costs	92

3.5 **Restatement in 2002 of historical foreign currency translation gains, prior-year debit items and losses on the Business Banking book**

An amount of R610 million in respect of historic foreign currency translation gains previously not recognised was released in the 2002 income statement. Of this amount R405 million was included across various income and expense lines, but was offset by expense items relating to the prior year and totalling R308 million. The remaining R205 million gain was included in net foreign currency translation losses. These amounts have been removed from the 2002 income statement along with a further adjustment of R193 million (post-tax) to reallocate the losses from the Business Banking book, and have been allocated to the years to which they relate. The cumulative effect of these adjustments had the net effect of reducing headline earnings in 2002 by R109 million and increased opening retained earnings by an equal amount.

3.6 **Derivative gross-up**

In the prior year derivatives were reflected on a net basis within the balance sheet. AC133 requires derivatives to be reported on a gross basis. The comparatives have been restated to ensure compliance with this requirement.

3.7 **Cash flow**

Foreign currency translation losses of R1 416 million (2002: R1 216 million) have been adjusted as non-cash flow items in the reconciliation of 'profit from operations' to 'cash flow from operating activities' (note 30.1). In the prior year this balance was reflected as an adjustment to changes in working funds. The comparatives have been restated to afford comparability.

Notes to the financial statements

for the year ended 31 December

3. Change in basis of accounting, restatement and reclassification of prior-year figures *(continued)*

3.8 Effects of restatements to 2002 income statement and balance sheet

The total effect of changes in the restatement and reclassification of 2002 figures per notes 3.2 to 3.6 are as follows:

3.8.1 Income statement (restated)

Rm	As previously reported	Peoples Bank put option (note 3.3)	Change in basis of accounting relating to AC105/ AC102 (note 3.2)	Historical currency translation gains (note 3.5)	Prior-year debit items (note 3.5)	Prior-year losses on Business Banking book (note 3.5)	Restated
Interest income	**23 822**		(142)	(256)	183		**23 607**
Interest expense	**17 522**	130					**17 652**
Net interest income	**6 300**	(130)	(142)	(256)	183		**5 955**
Non-interest revenue	**6 929**			(115)	8		**6 822**
Foreign currency translation losses	**(1 011)**			(205)			**(1 216)**
Total income	**12 218**	(130)	(142)	(576)	191		**11 561**
Specific and general provisions	**1 778**				(35)	(276)	**1 467**
Exceptional general provision reversed	**(400)**						**(400)**
Income after specific and general provisions	**10 840**	(130)	(142)	(576)	226	276	**10 494**
Operating expenses	**7 334**			82	(50)		**7 366**
Merger and reorganisation expenses	**193**						**193**
Profit from operations before exceptional items	**3 313**	(130)	(142)	(658)	276	276	**2 935**
Exceptional items	**(1 793)**						**(1 793)**
Profit from operations	**1 520**	(130)	(142)	(658)	276	276	**1 142**
Attributable earnings of associates	**162**						**162**
Profit before taxation	**1 682**	(130)	(142)	(658)	276	276	**1 304**
Taxation	**580**		(142)	(48)	(32)	83	**441**
Taxation on merger and reorganisation expenses	**(23)**						**(23)**
Taxation on exceptional items	**(192)**						**(192)**
Profit after taxation	**1 317**	(130)	–	(610)	308	193	**1 078**
Minority interest attributable to ordinary shareholders	**(333)**	130					**(203)**
Income attributable to shareholders	**984**	–	–	(610)	308	193	**875**

3. Change in basis of accounting, restatement and reclassification of prior-year figures *(continued)*

3.8 Effects of restatements to 2002 income statement and balance sheet *(continued)*

3.8.2 Balance sheet (restated)

Rm	As previously reported	Peoples Bank put option (note 3.3)	Change in basis of accounting relating to AC102/ AC105 (note 3.2)	Development cost reclassification (note 3.4)	Derivative gross-up (note 3.6)	Restated
Assets						
Cash and short-term funds	**16 607**					**16 607**
Other short-term securities	**14 987**					**14 987**
Government and other securities	**14 647**					**14 647**
Derivative instruments	**553**				50 233	**50 786**
Advances	**194 862**					**194 862**
Sundry debtors	**6 124**		(348)	(92)		**5 684**
Deferred taxation asset	**690**		1 098			**1 788**
Current taxation prepaid	**421**					**421**
Investments						
Investments in associate companies	**1 504**					**1 504**
Other investments	**5 429**					**5 429**
Insurance assets	**7 891**					**7 891**
Property and equipment	**2 854**					**2 854**
Computer software and capitalised development costs	**1 638**			92		**1 730**
Goodwill	**4 457**					**4 457**
Customers' indebtedness for acceptances	**1 120**					**1 120**
Total assets	**273 784**	–	750	–	50 233	**324 767**
Shareholders' equity and liabilities						
Ordinary share capital	**271**					**271**
Ordinary share premium	**4 536**					**4 536**
Reserves	**12 239**					**12 239**
Ordinary shareholders' equity	**17 046**					**17 046**
Minority shareholders' equity						
Attributable to preference shareholders	**1 987**					**1 987**
Attributable to ordinary shareholders	**1 089**	(586)				**503**
Total shareholders' equity and minority shareholders' equity	**20 122**	(586)				**19 536**
Deposit, current accounts and other creditors	**235 449**	586	491			**236 526**
Derivative instruments					50 233	**50 233**
Deferred taxation liabilities	**1 451**		259			**1 710**
Current taxation liabilities	**183**					**183**
Insurance funds	**7 891**					**7 891**
Long-term debt instruments	**7 568**					**7 568**
Liabilities under acceptances	**1 120**					**1 120**
Total shareholders' equity and liabilities	**273 784**	–	750	–	50 233	**324 767**

Notes to the financial statements

for the year ended 31 December

		2003 Rm	2002 Restated Rm
4.	**Cash and short-term funds**		
	Coin and banknotes	**1 887**	1 622
	Money at call and short notice	**5 370**	3 936
	Balance with central banks	**4 970**	11 049
		12 227	16 607
	Money at call and short notice constitutes amounts withdrawable in 32 days or less.		
5.	**Other short-term securities**		
5.1	**Analysis**		
	Negotiable certificates of deposit	**3 790**	6 473
	Treasury bills	**2 919**	5 871
	Other	**3 901**	2 643
		10 610	14 987
5.2	**Carrying amount**		
	Investment portfolio	**9 838**	13 358
	Trading portfolio	**772**	1 629
		10 610	14 987
5.3	**Market valuation**		
	Investment portfolio	**9 838**	13 363
	Trading portfolio	**772**	1 629
		10 610	14 992
6.	**Government and other securities**		
6.1	**Analysis**		
	Government and government-guaranteed securities	**19 025**	11 988
	Other dated securities	**2 308**	2 659
		21 333	14 647
6.2	**Carrying amount**		
	Investment portfolio	**16 788**	12 602
	Trading portfolio	**4 545**	2 045
		21 333	14 647
6.3	**Maturity structure**		
	Maturing within one year	**2 602**	1 751
	Maturing after one year	**18 731**	12 896
		21 333	14 647
6.4	**Valuation**		
	Listed securities		
	– Carrying amount	**21 025**	14 453
	– Market value	**21 217**	14 572
	Unlisted securities		
	– Carrying amount	**308**	194
	– Directors' valuation	**323**	204
	Total market/directors' valuation	**21 540**	14 776
	Total redemption value	**21 392**	14 665

		2003 Rm	2002 Restated Rm

7. Advances

The group extends advances to individuals and to the corporate, commercial and public sectors. Advances made to individuals are mostly in the form of mortgages, instalment credit, overdrafts, personal loans and credit card borrowings. The group's main activity is in the corporate and commercial sector, where advances are made to a large cross-section of businesses, predominantly in the finance and service area, manufacturing and building and property finance sectors.

7.1 Category analysis

		2003 Rm	2002 Restated Rm
Homeloans		**54 198**	50 979
Commercial mortgages		**26 837**	23 701
Properties in possession		**1 280**	1 068
Credit cards		**3 204**	3 370
Overdrafts		**10 248**	8 780
Other loans to clients		**79 906**	80 293
Net investment in instalment sale agreements		**30 136**	24 131
Gross investment		**34 464**	28 780
Less: Unearned finance charges		**(4 328)**	(4 649)
Preference shares and debentures		**5 596**	5 154
Factoring accounts		**644**	399
Trade, other bills and bankers' acceptances		**5 135**	3 499
Remittances in transit		**220**	41
		217 404	201 415
Impairment of advances/provisions for bad debts	(note 8)	**7 308**	6 553
		210 096	194 862

7.2 Sectoral analysis

	2003 Rm	2002 Restated Rm
Individuals	**87 156**	76 347
Financial services, insurance and real estate	**45 194**	47 909
Banks	**24 452**	17 035
Manufacturing	**7 055**	15 626
Building and property development	**4 866**	7 461
Transport, storage and communication	**2 844**	5 339
Retailers, catering and accommodation	**1 810**	4 744
Wholesale and trade	**3 180**	4 408
Mining and quarrying	**4 778**	3 696
Agriculture, forestry and fishing	**3 213**	2 922
Government and public sector	**1 108**	409
Other services	**31 748**	15 519
	217 404	201 415

7.3 Maturity structure

	2003 Rm	2002 Restated Rm
Less than three months	**64 942**	55 127
One year or less but over three months	**21 164**	19 189
Five years or less but over one year	**70 775**	72 217
Over five years	**60 523**	54 882
	217 404	201 415

Notes to the financial statements

for the year ended 31 December

			2003 Rm	2002 Restated Rm
7.	**Advances** *(continued)*			
7.4	**Geographical analysis**			
	South Africa		**200 161**	183 391
	Other African countries		**5 860**	3 607
	Europe		**9 147**	11 333
	Asia		**1 456**	1 197
	USA		**446**	768
	Other		**334**	1 119
			217 404	201 415
8.	**Impairment of advances/Provisions for bad debts**			
8.1	**Analysis of impairments/Provisions**			
	Impairments of advances		**7 308**	
	Specific provision			4 836
	General provision			1 717
	Impairment/Provisions at end of year		**7 308**	6 553
8.2	**Impairment/Specific provision for bad debts**			
	Balance at beginning of year as previously reported		**4 836**	3 501
	Transfer from general provision	(note 8.3)	**1 717**	
	AC133 transitional adjustment	(note 3.1)	**1 700**	
	Opening balance adjustment	(note 3.5 and 3.8)		311
	Restated opening balance		**8 253**	3 812
	Income statement charge	(note 8.4)	**2 063**	1 544
	Amounts written off against the impairment allowance/provision		**(3 363)**	(2 054)
	Recoveries of amounts previously written off against the impairment allowance/provision		**98**	76
	Transfer from interest reserved			258
	Acquisition of subsidiary		**257***	1 200
	Impairment of advances/Provision at end of year		**7 308**	4 836
8.3	**General provision**			
	Balance at beginning of year		**1 717**	1 653
	Transfer to impairment of advances	(note 8.2)	**(1 717)**	
	Income statement reversal	(note 8.4)		(77)
	Additional income statement reversal	(note 8.4)		(400)
	Amounts written back to the provision			52
	Acquisition of subsidiary			467
	Other transfers			22
	Impairment/Provision at end of year		**–**	1 717
8.4	**Analysis of income statement charge**			
	Impairment of advances		**2 063**	
	Specific provision for bad and doubtful advances	(note 8.2)		1 544
	General provision	(note 8.3)		(77)
	Impairment of advances/Specific and general provisions charge in income statement		**2 063**	1 467
	Additional general provision release	(note 8.3)		(400)
	Total income statement charge for the year		**2 063**	1 067

		2003 Rm	2002 Restated Rm
8.	**Impairment of advances/Provisions for bad debts** *(continued)*		
8.5	**Ratio of impairments/Provisions to advances**		
	Impairments/Provisions available at end of year	**7 308**	6 553
	Total advances and other assets	**217 404**	201 415
	Ratio (%)	**3,4**	3,3

* *Includes R135 million of BoE properties in possession provision, which was previously not separately stated under specific provisions. A gross-up of these properties in possession has been made in line with the Nedcor Group policy by including them under advances at the lower of cost or net realisable value.*

			2003 Rm	2002 Restated Rm
9.	**Deferred taxation**			
9.1	**Reconciliation of deferred taxation balance**			
	Balance at beginning of year as previously stated		**78**	(1 367)
	Deferred taxation liability		**(1 710)**	(1 451)
	Deferred taxation asset		**1 788**	84
	Change in basis of accounting	(note 3.1)	**787**	
	Restatement of prior years	(note 3.2 and 3.5)		871
	Balance at beginning of year as restated		**865**	(496)
	Deferred taxation liability		**(1 710)**	(580)
	Deferred taxation asset		**2 575**	84
	Current year temporary differences		**(36)**	296
	Client credit agreements		**25**	(227)
	Impairment		**260**	13
	Income and expenditure accruals		**(1 337)**	172
	Amounts previously not allowed, now deducted		**1 302**	149
	Other		**(286)**	189
	At acquisition adjustments		**(638)**	434
	Other movements		**152**	(156)
	Balance at end of year		**343**	78
	Deferred taxation liability		**(2 731)**	(1 710)
	Deferred taxation asset		**3 074**	1 788
9.2	**Analysis of deferred taxation**			
	Client credit agreements		**(1 632)**	(1 657)
	Impairment		**762**	502
	Income and expenditure accruals		**(357)**	980
	Taxation losses		**1 570**	268
	Other			(15)
			343	78
10.	**Current taxation**			
	Normal South African taxation			
	Current taxation prepaid		**256**	421
	Current taxation liability		**(144)**	(183)
			112	238

Notes to the financial statements

for the year ended 31 December

		2003 Rm	2002 Restated Rm
11.	**Investments in associate companies and joint ventures**		
11.1	**Carrying amount**		
	Listed investments	**925**	639
	Unlisted investments	**702**	865
		1 627	1 504
11.2	**Valuation**		
	Listed at market value	**1 146**	525
	Unlisted at directors' valuation	**756**	953
		1 902	1 478
11.3	**Movement in carrying amount**		
	Carrying amount at beginning of year	**1 504**	1 901
	Share of associate companies' and joint ventures' profit after tax for the current year	**132**	162
	Dividends received	**(52)**	(58)
	Amortisation of goodwill	**(76)**	(190)
	Impairment losses		(49)
	Net acquisitions of associate companies and joint ventures at cost	**263**	32
	Foreign currency translation differences	**(144)**	(294)
	Carrying amount at end of year	**1 627**	1 504
11.4	**Goodwill**		
	The carrying amount of investments includes the following amount in respect of goodwill:		
	Carrying amount at beginning of year	**191**	476
	Cost	**919**	935
	Accumulated amortisation and impairment losses	**(728)**	(459)
	Arising on acquisitions		39
	Realised through disposals	**(40)**	(22)
	Amortisation charge recognised in the income statement	**(76)**	(190)
	Foreign currency translation and other	**48**	(112)
	Carrying amount at end of year	**123**	191
	Cost	**705**	919
	Accumulated amortisation and impairment losses	**(582)**	(728)
11.5	**Analysis of carrying amount**		
	Associate investments – on acquisition		
	Listed: Net asset value	**588**	244
	Listed: Goodwill	**136**	154
	Unlisted: Net asset value	**556**	476
	Unlisted: Goodwill	**569**	766
	Share of retained earnings since acquisition	**490**	564
	Goodwill written off	**(582)**	(728)
	Dividends received	**(141)**	(155)
	Foreign currency translation differences	**11**	183
		1 627	1 504

Information relating to investments in associate companies appears on pages 107 to 109.

		2003 Rm	2002 Restated Rm
12.	**Other investments**		
12.1	**Carrying amount**		
	Listed investments	**624**	1 236
	Unlisted investments	**3 164**	4 193
		3 788	5 429
12.2	**Valuation**		
	Listed at market value	**624**	1 253
	Unlisted at directors' valuation	**3 137**	4 232
		3 761	5 485
	Information relating to other investments appears on page 107.		
13.	**Insurance assets**		
	Policyholder assets	**88**	54
	Policyholder investments	**5 064**	7 837
	Listed investments at market value	**3 359**	4 922
	Equities other than property	**1 790**	2 748
	Government, public and private sector stock	**333**	257
	Property companies		1
	Other investments	**1 236**	1 916
	Unlisted investments at directors' valuation	**1 705**	2 915
	Equities other than property	**203**	215
	Government, public and private sector stock		20
	Other investments	**1 502**	2 680
		5 152	7 891

Notes to the financial statements

for the year ended 31 December

	Depreciation periods (years)	2003 Cost Rm	2003 Accumulated depreciation and impairment losses Rm	2003 Carrying amount Rm	2002 Restated Cost Rm	2002 Restated Accumulated depreciation and impairment losses Rm	2002 Restated Carrying amount Rm
14. Property and equipment							
14.1 Property							
Freehold land and buildings, at revaluation	50	**1 791**	**(187)**	**1 604**	1 865	(134)	1 731
Leasehold premises	10 – 20	**162**	**(82)**	**80**	165	(89)	76
		1 953	**(269)**	**1 684**	2 030	(223)	1 807
14.2 Equipment							
Computer equipment	3 – 5	**1 924**	**(1 574)**	**350**	1 912	(1 447)	465
Furniture and other equipment	4 – 10	**1 364**	**(735)**	**629**	1 196	(634)	562
Vehicles	3 – 6	**37**	**(16)**	**21**	39	(19)	20
		3 325	**(2 325)**	**1 000**	3 147	(2 100)	1 047
Total property and equipment		**5 278**	**(2 594)**	**2 684**	5 177	(2 323)	2 854

Registers providing the information regarding land and buildings, as required in terms of Schedule 4 of the Companies Act of 1973, are available for inspection at the companies' registered offices.

During the financial year ended 31 December 2003 an impairment loss of R24 million (2002: R63 million) was recognised in respect of certain freehold land and buildings owing to the recoverable amount of these assets being below their carrying amount.

14.3 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised. Capitalised borrowing costs incurred during the year are calculated at the group's average funding cost and are included in freehold land and buildings.

	Date commissioned	Borrowing costs capitalised *during the year* 2003 Rm	Borrowing costs capitalised *during the year* 2002 Rm	Accumulated capitalised borrowing costs Rm
Freehold buildings				
New head office – phase I				170
New head office – phase II	1 January 2003		9	9
Foreshore development	1 April 2003	**2**	9	12

	Freehold land and buildings Rm	Leasehold premises Rm	Computer equipment Rm	Furniture and other equipment Rm	Vehicles Rm	Total Rm
14.4 Reconciliation of carrying amounts						
Carrying amount at 31 December 2001	1 343	23	310	357	13	2 046
Additions	970	13	185	263	7	1 438
Disposals	(876)		(17)	(36)	(3)	(932)
Acquisitions through business combinations	394	44	196	97	9	740
Depreciation charge for the year	(37)	(4)	(209)	(119)	(6)	(375)
Impairment losses	(63)					(63)
Carrying amount at 31 December 2002	**1 731**	**76**	**465**	**562**	**20**	**2 854**
Additions	**188**	**14**	**177**	**264**	**13**	**656**
Disposals	**(184)**	**(2)**	**(30)**	**(24)**	**(7)**	**(247)**
Depreciation charge for the year	**(107)**	**(8)**	**(262)**	**(173)**	**(5)**	**(555)**
Impairment losses	**(24)**					**(24)**
Carrying amount at end of year	**1 604**	**80**	**350**	**629**	**21**	**2 684**

		Amortisation periods (years)	2003 Cost Rm	2003 Accumulated amortisation and impairment losses Rm	2003 Carrying amount Rm	2002 Restated Cost Rm	2002 Restated Accumulated amortisation and impairment losses Rm	2002 Restated Carrying amount Rm
15.	**Intangible assets and goodwill**							
15.1	**Computer software and development costs**							
	Computer software	2 – 5	**2 301**	**966**	**1 335**	1 744	601	1 143
	Computer development costs	none	**470**	**95**	**375**	587		587
			2 771	**1 061**	**1 710**	2 331	601	1 730
15.2	**Goodwill**	5 – 20	**5 785**	**2 023**	**3 762**	4 814	357	4 457
			5 785	**2 023**	**3 762**	4 814	357	4 457

15.3 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets are capitalised. Capitalised borrowing costs incurred during the year are calculated at the group's average funding cost and are included in computer development costs.

	Expected date for commission of asset	Borrowing costs capitalised during the year **2003 Rm**	Borrowing costs capitalised during the year 2002 Rm	Accumulated capitalised borrowing costs Rm
Software development costs	2004	**36**	65	153

		Computer software Rm	Computer development costs Rm	Goodwill Rm
15.4	**Reconciliation of carrying amounts**			
	Carrying amount at 31 December 2001	336	881	1 272
	Additions (Restated: note 3.4)	109	477	
	Commissioned development costs	772	(772)	
	Disposals	(26)		(94)
	Acquisitions through business combinations	104	1	
	Arising on business combinations			3 779
	Translation differences			(190)
	Amortisation charge for the year (Restated: note 3.5 and 3.7)	(152)		(310)
	Carrying amount at 31 December 2002 (Restated)	**1 143**	**587**	**4 457**
	Additions	**42**	**424**	
	Commissioned development costs	**541**	**(541)**	
	Disposals	**(5)**		**(245)**
	Arising on business combinations			**1 293**
	Translation differences			**(17)**
	Amortisation charge for the year	**(347)**		**(347)**
	Impairment losses	**(39)**	**(95)**	**(1 379)**
	Carrying amount at 31 December 2003	**1 335**	**375**	**3 762**

Change in estimate

The expected pattern of consumption of economic benefits of computer software involves judgement based on the latest information available. Due to changes in the circumstances on which the economic benefit will flow the useful lives of computer software has been changed from two to seven years to two to five years. This charge in estimate increased the amortisation charge for the year with R85 million. The tax relating to this increase is R25 million.

Notes to the financial statements

for the year ended 31 December

		2003 Rm	2002 Restated Rm
16.	**Share capital**		
16.1	**Ordinary share capital**		
	Authorised		
	350 000 000 (2002: 350 000 000) ordinary shares of R1 each	**350**	350
	Company issued ordinary share capital		
	274 754 425 (2002: 270 675 320) fully paid ordinary shares of R1 each	**275**	271
	Less: Treasury shares arising from share repurchases by subsidiary of nil (2002: 97 667) fully paid up ordinary shares of R1 each	**–**	*
	Group issued ordinary share capital	**275**	271

** Less than R1 million*

Subject to the restrictions imposed by the Companies Act of 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.

		2003 Rm	2002 Restated Rm
16.2	**Nedbank Limited preference share capital and premium**		
	Authorised		
	300 000 000 (2002: 300 000 000) non-redeemable, non-cumulative preference shares of R0,001 each	*	*
	Issued		
	277 298 896 (2002: 200 000 000) non-redeemable, non-cumulative preference shares of R0,001 each	*	*
	Preference share premium	**2 802**	1 987
		2 802	1 987

** Less than R1 million*

77 298 896 preference shares were issued during the financial year ended 31 December 2003 at a price of R10,68 per share.

The preference shares are classified as equity instruments by Nedbank Limited. They are therefore classified as minorities on consolidation. The cash preference dividend is calculated on a daily, non-compounding basis at 75% of the Nedbank/prime interest rate and is subject to declaration.

		2003 Number	2002 Number
16.3	**Employee incentive schemes – options**		
	Nedcor – incentive scheme		
	Options outstanding at beginning of year	**20 263 081**	14 259 497
	Options granted during year	**3 918 830**	9 528 279
	Options exercised during year	**(203 505)**	(3 130 354)
	Options surrendered during year	**(1 631 590)**	(394 341)
	Options outstanding at end of year	**22 346 816**	20 263 081

		2003 Rm	2002 Restated Rm
16.	**Share capital** *(continued)*		
16.3	**Employee incentive schemes – options** *(continued)*		
	Nedcor Investment Bank – incentive scheme		
	Options outstanding at beginning of year	**2 900 907**	
	Options granted during year		3 178 132
	Options exercised during year	**(98 628)**	(243 100)
	Options surrendered during year	**(59 256)**	(34 125)
	Options outstanding at end of year	**2 743 023**	2 900 907
	Total options outstanding	**25 089 839**	23 163 988

Details of options outstanding are provided on pages 116 and 117.

Share options granted under the schemes have an exercise price fixed at the market price of the share on the day prior to the date on which the option is granted. Options may be exercised at rates determined by the schemes' trustees and expire at the earlier of resignation or at varying periods of up to 10 years from the granting of the option. On exercise of the option the schemes will subscribe for shares in Nedcor Limited at the full market price then ruling. The difference between such market price and the exercise price is recoverable from the subsidiary that employs the relevant employee. Any amounts accrued by subsidiaries prior to exercise are transferred to non-distributable reserves net of the amount paid in respect of options exercised.

16.4 Other options

During the prior year Peoples Bank made a fresh issue of ordinary shares to investor consortiums. Nedcor chose not to participate in this issue and its effective shareholding in Peoples Bank was consequently reduced to 70%. The investor consortiums were funded by financial institutions through an issue of preference shares to the funders. In terms of the transaction, the funders were granted the option to put the preference shares to Nedcor three years after the issue date, and in exchange receive ordinary shares in Nedcor Limited. The number of Nedcor Limited shares to which each funder will be entitled will be determined with reference to the 10-day weighted average Nedcor Limited share price for the first 10 trading days in December 2001. This price has been calculated to equal R117,2862846 per share.

Based on the calculated weighted average price and subject to certain cap and floor restrictions, the total number of Nedcor Limited shares that may be issued, should the funders exercise their options in terms of the above transaction, amounts to 487 253 shares.

The funders have been provided with a further option, failing the choice to exercise the above option, whereby they may put their preference shares to Nedcor Limited in the event of Peoples Bank shares not being listed on the JSE Securities Exchange within five years of the preference share issue date. The number of Nedcor Limited shares to which each funder will be entitled will be determined with reference to the then Nedcor Limited share price.

16.5 Shareholders' analysis

An analysis of the shareholding of Nedcor is provided on page 119.

Notes to the financial statements

for the year ended 31 December

			2003 Rm	2002 Restated Rm
17.	**Deposits, current accounts and other creditors**			
17.1	**Analysis**			
	Current accounts		**36 392**	27 307
	Savings deposits		**10 411**	10 046
	Other deposits and loan accounts		**135 121**	143 643
	Foreign currency liabilities		**10 323**	15 734
	Negotiable certificates of deposit		**31 897**	23 134
	Provision for onerous contracts		**19**	41
	Provision for leave pay	(note 17.2)	**390**	327
	Creditors and other accounts		**16 668**	8 307
	Deposits received under repurchase agreements		**9 108**	7 987
			250 329	236 526
17.2	**Provision for leave pay**			
	Balance at beginning of year		**327**	248
	Acquisition of BoE			55
	Movement for year		**63**	24
	Balance at end of year		**390**	327

Deposit products include current accounts, savings accounts, call and notice deposits, fixed deposits and negotiable certificates of deposit. Term deposits vary from six months to five years in both the wholesale and retail markets. The maturity analysis below is based on the remaining period to contractual maturity from year-end.

Foreign currency liabilities are either matched by advances to clients or covered against exchange rate fluctuations. Deposits received under repurchase agreements are secured by pledge of the assets sold.

		2003 Rm	2002 Restated Rm
17.3	**Sectoral analysis**		
	Banks	**58 593**	30 219
	Government and public sector	**6 309**	8 468
	Individuals	**79 025**	63 476
	Business sector	**106 402**	134 363
		250 329	236 526
17.4	**Maturity structure**		
	Repayable on demand	**136 520**	136 182
	Three months or less but not repayable on demand	**48 401**	38 479
	One year or less but over three months	**47 181**	41 341
	Five years or less but over one year	**13 869**	19 649
	Over five years	**4 358**	875
		250 329	236 526
17.5	**Geographical analysis**		
	South Africa	**225 530**	212 524
	Other African countries	**5 005**	2 719
	Europe	**14 359**	13 763
	Asia	**2 032**	2 723
	USA	**372**	858
	Other	**3 031**	3 939
		250 329	236 526

		2003 Rm	2002 Restated Rm
18.	**Insurance funds**		
18.1	**Policy liabilities under investment contracts**		
	BoE Life Limited	**4 356**	5 584
	NIB Life Limited (previously BoE Life Assurance Company Limited)	**184**	1 759
	BoE Life International Limited	**612**	548
		5 152	7 891
18.2	**Movements in policy liabilities during year**		
	Market value at beginning of year	**7 891**	8 681
	Outflows	**(1 565)**	(757)
	Foreign currency translation differences	**(1 174)**	(33)
	Market value at end of year	**5 152**	7 891
18.3	**Policy liabilities under investment contracts**		
	Market-related business	**4 539**	7 191
	Smooth-bonus business	**613**	630
		5 152	7 821
	Contingency and other reserves		70
	Total policy liabilities under investment contracts	**5 152**	7 891

			2003 Rm	2002 Restated Rm
19.	**Long-term debt instruments**			
	Rand-denominated	*Instrument terms*		
	R140 million repayable on 15 May 2003 – guaranteed by Nedcor Limited	14% per annum on R120 million of nominal value. 17% per annum on R20 million of nominal value		139
	Compulsorily convertible loans maturing on 31 December 2005*	18,12% per annum	**87**	142
	Compulsorily convertible loans maturing on 6 November 2005*	13,75% per annum	**37**	52
	R515 million bonds repayable on 4 December 2008	13,5% per annum	**575**	239
	R2 billion callable notes repayable on 20 September 2011**	11,3% per annum	**2 064**	2 064
	R4 billion callable notes repayable on 9 July 2012**	13,15% per annum	**4 254**	4 254
	R200 million unsecured debentures repayable on 30 November 2029	16% per annum until 15 September 2000 – thereafter interest-free	**2**	2
	Subordinated debt instruments repayable at Nedcor's discretion	Interest-free	**175**	175
	R2 billion repayable on 22 December 2008	3-month Jibar 1,65%	**2 005**	
	R500 million repayable on 30 September 2009	3-month Jibar 1,3%	**500**	
			9 699	7 067

* *The debt instruments are convertible into BoE Bank Limited ordinary shares and BoE Bank Holdings has acquired the option to purchase the ordinary shares in respect of these instruments.*

** *Callable by the issuer, Nedbank Limited.*

Notes to the financial statements

for the year ended 31 December

			2003 Rm	2002 Restated Rm
19.	**Long-term debt instruments** *(continued)*			
	US dollar-denominated			
	US$40 million repayable on 17 April 2008	6-month Libor on nominal value	**266**	345
	US$18 million repayable on 31 August 2009	1,5 basis points below 6-month Libor on nominal value	**120**	156
			386	501
	Namibian-dollar-denominated			
	N$40 million long-term debenture issue repayable on 15 September 2030	17% per annum until 15 September 2000 – thereafter interest-free	**1**	
			1	
	Total long-term debt instruments in issue		**10 086**	7 568

Coupon holders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedcor Limited.

The US dollar subordinated debt instruments are either matched by advances to clients or covered against exchange rate fluctuations.

In accordance with the group's articles of association, the borrowing powers of the company are unlimited.

* *The debt instruments are convertible into BoE Bank Limited ordinary shares and BoE Bank Holdings has acquired the option to purchase the ordinary shares in respect of these instruments.*

** *Callable by the issuer, Nedbank Limited.*

		2003 Rm	2002 Restated Rm
20.	**Contingent liabilities**		
20.1	**Analysis**		
	Liabilities under guarantees	**12 403**	11 966
	Confirmed letters of credit and discounting transactions	**2 358**	2 233
	Unutilised facilities and other	**22 508**	14 447
		37 269	28 646

The group in the ordinary course of business enters into transactions which expose the group to tax, legal and business risks. There are a number of legal or potential claims against Nedcor Limited and its subsidiary companies, the outcome of which cannot at present be foreseen. Provisions are made for known liabilities which are expected to materialise. This is in accordance with AC130: Provisions, Contingent Liabilities and Contingent Assets.

		2003 Rm	2002 Restated Rm
21.	**Commitments**		
21.1	**Capital expenditure approved by directors**		
	Contracted	**115**	143
	Not yet contracted	**26**	89
		141	232

Funds to meet capital expenditure commitments will be provided from group resources. In addition, capital expenditure is incurred in the normal course of business throughout the year.

21. Commitments *(continued)*

21.2 Operating lease commitments

Companies in the group have entered into leases over fixed property, furniture and other equipment for varying periods. The charges will increase in future in line with negotiated escalations and expansions.

	2008 and thereafter Rm	2007 Rm	2006 Rm	2005 Rm	2004 Rm
Land and buildings	3 373	423	396	369	343
Furniture and equipment	413	185	173	167	170
Total operating lease commitments	3 786	608	569	536	513

21.3 Commitments under derivative instruments

The group enters into option contracts, financial futures contracts, forward rate and interest rate swap agreements and other financial agreements in the normal course of business (note 34).

		2003 Rm	2002 Restated Rm
21.4	**Other commitments**		
	Fixed-date settlements		
	Committed purchases	**28 106**	1 886
	Committed sales	**26 803**	4 864
		54 909	6 750
22.	**Interest income**		
	Mortgage loans	**7 815**	8 078
	Lease and instalment debtors	**3 377**	2 859
	Bills and acceptances	**523**	379
	Overdrafts	**2 915**	2 617
	Term loans and other	**10 071**	6 608
	Government and public sector securities	**1 093**	1 094
	Short-term funds and securities	**1 923**	1 972
	Interest reserve – AC133 adjustment	**424**	
		28 141	23 607
23.	**Interest expense**		
	Deposit and loan accounts	**13 046**	11 552
	Current and savings accounts	**1 851**	1 436
	Negotiable certificates of deposit	**4 155**	2 069
		1 335	2 017
	Other liabilities	**1 373**	2 100
	Less: Borrowing costs capitalised (note 14.3 and 15.3)	**(38)**	(83)
	Subordinated debt	**946**	578
		21 333	17 652

A margin analysis of the interest income and interest expense by asset and liability category is presented on page 127.

Notes to the financial statements

for the year ended 31 December

		2003 Rm	2002 Restated Rm
24.	**Non-interest revenue**		
24.1	**Analysis**		
	Commission and fees	**5 208**	4 540
	Investment income	**396**	490
	Dividends from other investments	**153**	173
	Surplus on sale of banking investments	**243**	317
	Trading income	**1 713**	1 199
	Securities trading	**871**	235
	Exchange trading	**842**	964
	Other income	**636**	593
	Life assurance (loss)/surplus	**(83)**	24
	Sundry income	**719**	569
		7 953	6 822
24.2	**Life assurance (loss)/surplus**		
	Premiums received		2 636
	Recurring premiums		77
	Single premiums		2 566
	Gross premiums received		2 643
	Less: Reinsurance premiums		(7)
	Investment returns		(307)
	Dividend income		63
	Interest income		194
	Realised (losses)/gains		2
	Unrealised gains/(losses)		(566)
	Benefits paid to policyholders		(3 004)
	Death and disability		(12)
	Maturity		(33)
	Annuities		(55)
	Surrender and withdrawal		(2 904)
	Expenses paid		(65)
	Sales remuneration		(22)
	Professional fees		(10)
	Other		(33)
	Taxation		7
	Life fund transfers		757
	Loss in respect of investment contracts	**(83)**	
	Surplus to shareholders transferred to income (note 24.1)	**(83)**	24

Life assurance business conducted by the group consists primarily of policies issued in terms of investment contracts. The life assurance loss/profit represents the net result of these activities.

The change in disclosure reflected above is as a result of the adoption of accounting statement AC133: Financial Instruments – Recognition and Measurement.

		2003 Rm	2002 Restated Rm
25.	**Operating expenses**		
25.1	**Analysis**		
	Staff	**4 949**	3 854
	Computer processing	**1 270**	948
	Depreciation for computer equipment	**262**	209
	Amortisation of computer software	**347**	152
	Operating lease charges for computer equipment	**126**	95
	Other computer processing expenses	**535**	492
	Communication and travel	**473**	371
	Occupation and accommodation	**969**	765
	Depreciation for freehold land and buildings	**107**	37
	Depreciation for leasehold improvements	**8**	4
	Operating lease charges for land and buildings	**264**	261
	Other occupation and accommodation expenses	**590**	463
	Marketing and public relations	**559**	445
	Fees and insurances	**1 046**	593
	Auditors' remuneration	**93**	48
	Audit fees – current	**52**	31
	– prior		4
	Other services	**41**	13
	Other fees and insurances	**953**	545
	Office equipment and requisites	**321**	224
	Depreciation for furniture and other equipment	**173**	119
	Depreciation for vehicles	**5**	6
	Operating lease charges for furniture and other equipment	**50**	41
	Operating lease charges for vehicles	**3**	34
	Other office equipment and requisites expenses	**90**	24
	Other sundries	**363**	166
		9 950	7 366
25.2	**Directors' remuneration – summary**		
	From the company for services as non-executive directors	**6**	4
	From subsidiary companies for services as executive directors	**37**	36
	Salaries	**22**	18
	Bonuses	**15**	18
	Gains on exercise of share options		72
	Total directors' remuneration	**43**	112
	Additional details regarding individual directors' remuneration are detailed in the remuneration report on pages 26 to 33.		
25.3	***Subsidiary expenses***		
	Certain expenses incurred by the company on behalf of subsidiary companies are recovered from subsidiary companies.		
26.	**Exceptional items**		
	Net loss on investment in Dimension Data		(1 080)
	Amortisation of goodwill	**(424)**	(426)
	Impairment of goodwill	**(1 379)**	(75)
	Profit/(Loss) on sale of subsidiaries, investments and property, plant and equipment	**349**	(58)
	Merger and reorganisation expenses		(35)
	Impairment of investments	**(215)**	(56)
	Impairment of property and equipment	**(24)**	(63)
		(1 693)	(1 793)

Notes to the financial statements

for the year ended 31 December

		2003 Rm	2002 Restated Rm
27.	**Taxation**		
27.1	**Charge for the year**		
	Taxation on income		
	South African normal taxation		
	Current	**148**	150
	Deferred	**148**	(67)
	Secondary taxation on companies	**101**	38
	Foreign taxation	**67**	59
	Current and deferred taxation on income	**464**	180
	Prior-year under/(over) provision: – current		(3)
	– deferred		(12)
	Total taxation on income	**464**	165
	Transaction and other taxation		
	Regional Services Council levies	**74**	50
	Value-added tax charge	**217**	186
	Stamp duty	**26**	30
	Irrecoverable employees tax	**41**	
	Other transaction taxes	**1**	10
	Total transaction and other taxation	**359**	276
	Total taxation, excluding exceptional items	**823**	441
27.2	**Taxation – merger and reorganisation expenses**		
	Current		2
	Deferred	**(74)**	(25)
	Total taxation – merger and reorganisation	**(74)**	(23)
27.3	**Taxation – exceptional items**		
	Impairment of investments and fixed assets	**(37)**	(21)
	Loss on sale of subsidiaries, investments and property, plant and equipment	**(1)**	
	Foreign exchange gains		(171)
	Total taxation – exceptional items	**(38)**	(192)
27.4	**Total taxation including exceptional items**	**711**	226
27.5	**Taxation rate reconciliation (excluding exceptional items)**	**%**	%
	Standard rate of South African normal taxation	**30**	30
	Dividend income	**(26)**	(7)
	Differences between foreign tax rates and South African tax rate	**(5)**	(6)
	Non-taxable investment income	**(15)**	(8)
	Translation losses	**60**	11
	Recognition of tax loss	**(12)**	(10)
	Other	**23**	(5)
	Total taxation on income as percentage of profit before taxation (excluding transaction taxes and exceptional items)	**55**	5
	Total taxation on income as percentage of profit before taxation (excluding exceptional items)	**70**	13

27.6 Future taxation relief

The group has estimated taxation losses of R5 433 million (2002: R894 million) that can be set off against future taxable income, of which R5 233 million (2002: R894 million) has been applied to a deferred taxation balance. Furthermore the group has accumulated STC credits amounting to R171 million at the year-end (2002: R138 million), which have arisen as a result of dividends received exceeding dividends paid. A deferred taxation asset of R21 million (2002: R18 million) has been raised on these STC credits.

		Attributable		Headline	
		Basic	Fully diluted	Basic	Fully diluted
28.	**Earnings per share**				
	2003				
	Net (loss)/profit for the year/earnings	**(1 600)**	**(1 600)**	**55**	**55**
	In issue at end of year	**271 518 137**	**271 518 137**	**271 518 137**	**271 518 137**
	Adjusted for:				
	Employee incentive schemes' share options, which have a dilutive effect		**420 363**		**420 363**
	Weighted average number of ordinary shares	**271 518 137**	**271 938 500**	**271 518 137**	**271 938 500**
	Earnings per share (cents)	**(589)**	**(588)**	**20**	**20**
	2002				
	Net profit for the year/earnings	875	875	2 476	2 476
	In issue at end of year	253 040 763	253 040 763	253 040 763	253 040 763
	Adjusted for:				
	Employee incentive schemes' share options, which have a dilutive effect		1 828 720		1 828 720
	Weighted average number of ordinary shares	253 040 763	254 869 483	253 040 763	254 869 483
	Earnings per share (cents)	346	343	979	971

Basic earnings and headline earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue. Fully diluted earnings and fully diluted headline earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue after taking the dilutive impact of potential ordinary shares to be issued into account.

		Last date to register	Millions of shares	Cents per share	Rm
29.	**Dividends**				
	On fully paid shares				
	Final declared for 2001 – paid 2002	05/04/2002	241	310	747
	Interim declared for 2002	06/09/2002	261	205	535
	Ordinary dividends paid 2002			515	1 282
	Final declared for 2002 – paid 2003	20/03/2003	**271**	**310**	**839**
	Interim declared for 2003	29/08/2003	**271**	**205**	**556**
	Ordinary dividends paid 2003			**515**	**1 395**
	Final ordinary dividend declared for 2003	08/04/2004		**35**	

Dividend amounts may be adjusted in the event of significant non-headline events and to allow for active capital management by the group.

Notes to the financial statements

for the year ended 31 December

			2003 Rm	2002 Restated Rm
30.	**Cash flow information**			
30.1	**Reconciliation of profit from operations to cash flow from operating activities**			
	Profit from operations		**(755)**	1 142
	Adjusted for:			
	Depreciation	(note 25)	**555**	375
	Amortisation: Computer software	(note 25)	**347**	182
	Goodwill amortisation and impairment	(note 26)	**1 803**	501
	Movement in impairment of advances		**2 161**	1 143
	Loss on disposal of property and equipment		**107**	56
	Net income on investment banking assets		**(243)**	(317)
	Impairment of long-term investments			1 080
	Impairment losses on investments, property and equipment	(note 26)	**239**	119
	Other non-cash-flow items	(note 26)	**(349)**	58
	Foreign currency translation losses		**1 416**	1 216
	Cash flow from operating activities		**5 281**	5 555
30.2	**Cash received from clients**			
	Interest income and dividends from finance facilities	(note 22)	**28 141**	23 607
	Commission and fees		**5 208**	4 540
	Trading income		**1 713**	1 199
	Other		**637**	593
			35 699	29 939
30.3	**Cash paid to clients, staff and suppliers**			
	Interest expense	(note 23)	**21 333**	17 652
	Staff costs		**4 949**	3 853
	Other operating expenses		**4 386**	3 128
			30 668	24 633
30.4	**Increase in operating assets**			
	Other short-term securities		**(4 585)**	501
	Government and public sector securities		**10 657**	2 017
	Advances and other accounts		**7 033**	7 793
			13 105	10 311
30.5	**(Decrease)/Increase in operating liabilities**			
	Current and savings accounts		**(8 901)**	4 117
	Other deposit, loan and foreign currency liabilities		**18 471**	3 135
	Negotiable certificates of deposit		**(8 619)**	4 509
	Liabilities in respect of repurchase agreements		**3 981**	3 979
	Creditors and other liabilities		**(5 951)**	(3 925)
			(1 019)	11 815
30.6	**Taxation paid**			
	Amounts prepaid/(unpaid) at beginning of year		**238**	80
	Income statement charge (excluding deferred tax)		**(675)**	(572)
	Other movements		**6**	22
	Acquisition of subsidiaries		**(40)**	8
	Portion of transaction taxation on fixed assets acquired to be depreciated in future years		**(33)**	(65)
	Amounts prepaid at end of year		**(112)**	(238)
			(616)	(765)

		2003 Rm	2002 Restated Rm
30.	**Cash flow information** *(continued)*		
30.7	**Disposal of subsidiaries**		
	Deposits, current accounts and other creditors	**(1 209)**	
	Property and equipment	**6**	
	Cash and short-term funds	**56**	
	Advances and other debtors	**168**	
	Investments	**903**	78
	Profit/(Loss) on disposal	**303**	
	Minority shareholders' interest	**(4)**	
	Investments in associate companies	**(109)**	
	Net assets disposed	**114**	78
	Goodwill	**178**	
	Consideration received	**292**	78
	Less: Cash and short-term funds disposed	**(56)**	
	Net consideration	**236**	78
30.8	**Acquisition of subsidiaries**		
	Cash and short-term funds	**(111)**	(1 959)
	Other short-term securities	**(190)**	(3 114)
	Government and other securities	**(117)**	(3)
	Advances and other debtors	**(1 826)**	(44 804)
	Other investments	**(10)**	(11 285)
	Investments in associate companies	**243**	(65)
	Property and equipment	**(94)**	(845)
	Deposits, current accounts and other creditors	**2 930**	56 261
	Long-term debt instruments		664
	Minority shareholders' interest	**17**	(587)
	Net assets acquired	**842**	(5 737)
	Goodwill	**(1 207)**	(3 779)
	Consideration paid	**(365)**	(9 516)
	Less: Cash and short-term funds acquired	**111**	1 959
	Net cash outflow	**(254)**	(7 557)
30.9	**Dividends paid**		
	Recognised in the statement of changes in equity (note 29)	**(1 395)**	(1 282)
31.	**Managed funds**		
31.1	**Fair value of funds under management – by type**		
	Unit trusts	**18 765**	18 583
	Third party	**28 482**	55 174
	Private clients	**29 046**	25 400
	Other financial services	**25 797**	25 186
		102 090	124 343

Notes to the financial statements

for the year ended 31 December

		2003 Rm	2002 Restated Rm
31.	**Managed funds** *(continued)*		
31.2	**Fair value of funds under management – by geography**		
	South Africa	**43 393**	61 860
	Rest of Africa		348
	United Kingdom	**40 702**	43 187
	United States		4 281
	Rest of world	**17 995**	14 667
		102 090	124 343

		Unit trusts Rm	Third party and private clients Rm	Other financial services Rm	Total Rm
31.3	**Reconciliation of movement in funds under management – by type**				
	Opening balance	18 583	80 574	25 186	124 343
	Acquisitions	1 339	1 119	2 171	4 629
	Disposals	(1 877)	(17 806)		(19 683)
	Inflows	11 276	9 093	13 048	33 417
	Outflows	(9 994)	(13 837)	(12 280)	(36 111)
	Mark-to-market value adjustment	696	2 595	1 275	4 566
	Foreign currency translation differences	(1 258)	(4 210)	(3 603)	(9 071)
	Closing balance	**18 765**	**57 528**	**25 797**	**102 090**

		South Africa Rm	Rest of Africa Rm	United Kingdom Rm	United States Rm	Rest of world Rm	Total Rm
31.4	**Reconciliation of movement in funds under management – by geography**						
	Opening balance	61 860	348	43 187	4 281	14 667	124 343
	Acquisitions	1 339		2 358		932	4 629
	Disposals	(18 751)				(932)	(19 683)
	Inflows	16 773		8 139		8 505	33 417
	Outflows	(21 312)	(297)	(7 396)	(3 649)	(3 457)	(36 111)
	Mark-to-market value adjustment	3 484		1 691		(609)	4 566
	Foreign currency translation differences		(51)	(7 277)	(632)	(1 111)	(9 071)
	Closing balance	**43 393**	**–**	**40 702**	**–**	**17 995**	**102 090**

The group, through a number of subsidiaries, operates unit trusts, holds and invests funds on behalf of clients and acts as a trustee in a number of fiduciary capacities.

In addition, companies in the group operate securities and custodial services on behalf of clients. Commissions and fees earned in respect of trust and management activities performed are included in the income statement as non-interest revenue.

32. Employee benefits

The group has a number of defined-benefit and defined-contribution plans whereby it provides pension and postretirement medical benefits to employees and their dependants on retirement or death. All eligible employees and former employees are members of trustee-administered or underwritten pension schemes within the group, financed by company and employee contributions. All South African plans are governed by the Pension Funds Act of 1956. The defined-benefit funds are actuarially valued using the projected-unit credit method. Any deficits are funded to ensure the ongoing financial soundness of the funds.

The benefits provided for by the defined-benefit schemes are based on years of membership and/or salary levels. These benefits are provided from contributions by employees, the group, and income from the assets of these schemes. The benefits provided for by the defined-contribution schemes are determined by the accumulated contributions and investment earnings. The benefits are provided from contributions by employees, the group, and income from the assets of these schemes. At the dates of the latest valuations the funds were in sound financial position in terms of section 16 of the Pensions Funds Act. During 1998 active members in the Nedcor Pension Fund (defined-benefit) were granted a further option to transfer to one of the defined-contribution funds and approximately three-quarters of the then valuation surplus was allocated to members and pensioners.

32.1 Group defined-benefit plans

The group has recorded assets of R262 million (2002: R275 million) in advances and a liability of R10 million in deposits, current and other creditors in respect of pension defined-benefit plans. A liability of R72 million has been recognised in deposits, current accounts and other creditors in respect of medical defined benefit plans in accordance with the requirements of AC116: Employee Benefits.

Nedcor

At 31 December 2003, the date of the latest actuarial calculation, the Nedcor Pension Fund had assets totalling R2 322 million (2002: R2 212 million) and the Nedcor Medical Aid Fund had assets totalling R471 million at market value. The respective actuarial valuation of the liabilities was R2 106 million (2002: R1 879 million) and R480 million, resulting in a surplus of R216 million (2002: R333 million) in the pension fund and a shortfall of R7 million in the medical aid fund.

BoE

As a consequence of the acquisition of BoE during 2002, the Nedcor Group now operates three further pension funds, namely NBS Group Pension Fund, Board of Executors Pension Fund and BoE Bank Division Pension Fund.

At 31 December 2003, the date of the latest actuarial calculation, the three BoE funds had combined assets totalling R330 million (2002: R354 million) at market value. The actuarial valuation of the combined liabilities was R257 million (2002: R286 million), resulting in a surplus of R73 million (2002: R68 million).

BoE's Medical Aid Fund at 31 December 2003, the date of the latest actuarial calculation, had assets totalling R nil at market value. The actuarial valuation of the liabilities was R72 million.

Nedbank London

At 31 December 2003, the date of the most recent actuarial valuation, the Nedbank London Pension Fund had assets totalling R142 million (2002: R158 million) at market value. The actuarial value of the liabilities was R170 million (2002: R246 million), resulting in a net liability of R28 million (2002: R88 million).

Gerrard Private Bank

At 1 April 2003, the date of the most recent actuarial calculation, the Gerrard Private Bank Pension Fund had assets totalling R24 million (2002: R17 million) at market value. The actuarial value of the liabilities was R29 million (2002: R21 million), resulting in a net liability of R5 million (2002: R4 million).

Nedbank Swaziland

At 31 December 2003, the date of the latest actuarial calculation, the Nedbank Swaziland Pension Fund had assets totalling R22 million (2002: R29 million) at market value. The actuarial valuation of the liabilities was R30 million (2002: R19 million), resulting in a net liability of R8 million (2002: R10 million surplus).

Nedbank Lesotho

At 31 December 2003, the date of the latest actuarial calculation, the Nedbank Lesotho Pension Fund had assets totalling R23 million (2002: R27 million) at market value. The actuarial valuation of the liabilities was R23 million (2002: R25 million), resulting in a surplus of R nil (2002: R2 million).

Notes to the financial statements

for the year ended 31 December

		Defined-benefit pension plans 2003 Rm	Defined-benefit pension plans 2002 Rm
32.	**Employee benefits** *(continued)*		
32.2	**Amounts recognised in the balance sheet**		
	Present value of funded obligations	**2 615**	2 476
	Fair value of plan assets	**(2 863)**	(2 797)
	Funded status	**(248)**	(321)
	Unrecognised actuarial losses	**(528)**	(361)
	Unrecognised asset due to application of asset ceiling in paragraph 59 of AC116	**524**	407
		(252)	(275)
	Asset in balance sheet	**(262)**	(275)
	Liability in balance sheet	**10**	
32.3	**Amounts recognised in the income statement**		
	Current service costs	**36**	33
	Interest on obligation	**276**	231
	Expected return on plan assets	**(304)**	(315)
	Net actuarial gains recognised during the year	**14**	(8)
	Effect of applying the asset ceiling	**34**	93
	Total included in employee remuneration costs	**56**	34
32.4	**Movements in the net asset recognised in the balance sheet**		
	Net asset at beginning of year	**(275)**	(275)
	Net expense recognised in the income statement	**56**	34
	Contributions	**(33)**	(34)
		(252)	275
	Asset recognised	**(262)**	(275)
	Liability recorded	**10**	

		Nedbank London 2003	Nedbank London 2002	All other pension funds 2003	All other pension funds 2002
32.5	**Principal actuarial assumptions at balance sheet date**				
	Interest rate used to discount liabilities (%)	**5,50**	6,50	**12,00**	11,50
	Price inflation (%)	**0,00**	2,50	**7,00**	6,50
	Salary inflation (%)	**3,00**	4,00	**8,50**	8,00
	Expected rates of return on plan assets (%)	**5,50**	6,25	**11,50**	6,62 – 15,00
	Pensions in payment and deferred-pensions' inflation (%)	**2,50**	3,00	**5,66 – 7,50**	11,00 – 12,10

	Defined-benefit medical aid fund 2003 Rm
32. Employee benefits *(continued)*	
32.6 Amounts recognised in the balance sheet	
Present value of funded obligations	**552**
Fair value of plan assets	**(471)**
Net liability	**81**
Balance sheet provision	**(72)**
Effect of applying 10% corridor	**(9)**
Net unrecognised liability	**–**

The unrecognised liability is recognised to the extent that it exceeds 10% of the accrued liabilities.

	Defined-benefit medical aid fund 2003 Rm
32.7 Amounts recognised in the income statement	
Current service costs	**23**
Interest on obligations	**51**
Expected return on plan assets	**(46)**
Total included in employee remuneration costs	**28**
32.8 Principal actuarial assumptions at balance sheet date	
Expected return on plan assets (%)	**9,00**
Interest rate used to discount liabilities (%)	**9,00**
Annual increase to medical aid subsidy (%)	**6,50**
Retirement age (years)	**60**

33. Acquisition of BoE Limited

Nedcor acquired 100% of the BoE Group on 2 July 2002, and has fully consolidated its results.

	1 July 2002 Rm
33.1 Consideration paid	7 697
Satisfied by:	
Cash (R2,90 per BoE share acquired)	6 199
Nedcor shares (10,4 million Nedcor shares at R129 per share)	1 339
Other	159

Notes to the financial statements

for the year ended 31 December

		Book value at date of acquisition	2002 adjustments	**2003 adjustments**	Fair value to Nedcor at acquisition
33.	**Acquisition of BoE Limited** *(continued)*				
33.2	**Fair value of assets and liabilities acquired**				
	Cash and short-term funds	1 810	23	**(7)**	1 826
	Other short-term securities	3 149	(35)		3 114
	Advances and other debtors	43 761	(776)	**(219)**	42 766
	Insurance assets	8 676	5		8 681
	Deferred taxation assets	172	304	**10**	486
	Current taxation prepaid	66			66
	Investments:				
	Investments in associate companies	26	39		65
	Other investments	2 629	(52)	**(3)**	2 574
	Fixed assets (including property, equipment and intangible assets other than goodwill)	811	(39)	**51**	823
	Goodwill	872	(287)	**(19)**	566
	Total assets	61 972	(818)	**(187)**	60 967
	Deposits, current accounts and other creditors	(46 576)	(263)	**(104)**	(46 943)
	Deferred taxation liabilities	(74)	17	**(568)**	(625)
	Insurance funds	(8 676)	(5)		(8 681)
	Long-term debt instruments	(664)			(664)
	Net assets acquired	5 982	(1 069)	**(859)**	4 054
	***Less:* Existing goodwill acquired**	(872)	287	**19**	(566)
	Net assets acquired, excluding goodwill	5 110	(782)	**(840)**	3 488

		1 July 2002 Rm
33.3	**Goodwill**	
	At acquisition	3 369
	Goodwill arising on the acquisition of BoE	2 784
	Fair value of existing goodwill acquired within BoE	585
	Since acquisition	840
	Goodwill arising on the acquisition of BoE	859
	Fair value of existing goodwill acquired within BoE	(19)
		4 209

34. Derivative financial instruments

34.1 Derivative financial instruments

These transactions have been entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made in the income statement. There are no commitments or contingent commitments under derivative instruments that are settled other than with cash.

			Gross carrying value of assets 2003 Rm	**Gross carrying value of liabilities 2003 Rm**	**Net carrying value 2003 Rm**	Gross carrying value of assets 2002 Rm	Gross carrying value of liabilities 2002 Rm	Net carrying value 2002 Rm
34.2	**Summary**							
	Trading contracts	(note 34.6)	**28 496**	**28 206**	**290**	29 401	28 672	729
	Non-trading contracts	(note 34.6)				24 141	24 792	(651)
	Total carrying value of derivative financial instruments		**28 496**	**28 206**	**290**	53 542	53 464	78
	Less: Carrying value of off-balance-sheet derivatives					2 756	3 231	(475)
	Total carrying value of derivative financial instruments		**28 496**	**28 206**	**290**	50 786	50 233	553

A detailed breakdown of the notional principal and fair value of the various types of derivative financial instruments held by the group is presented in the following table.

34.3 Notional principal

Represents the gross notional amounts of all outstanding contracts at year-end. This gross notional amount is the sum of the absolute amount of all purchases and sales of derivative instruments. The notional amounts do not represent amounts exchanged by the parties and therefore represent only the measure of involvement by the group in derivative contracts and not its exposure to market or credit risks arising from such contracts. The amounts actually exchanged are calculated on the basis of the notional amounts and other terms of the derivative, which relate to interest rates, exchange rates, securities prices or financial and other indices.

Notes to the financial statements

for the year ended 31 December

	Trading contracts Notional principal Rm	Trading contracts Positive fair value Rm	Trading contracts Negative fair value Rm	Non-trading contracts Notional principal Rm	Non-trading contracts Positive fair value Rm	Non-trading contracts Negative fair value Rm
34. Derivative financial instruments *(continued)*						
34.4 Notional principal of derivative financial instruments						
2003						
Exchange rate contracts						
Spot	**4 861**	**2 322**	**2 539**			
Forwards	**31 722**	**17 039**	**14 683**			
Currency swaps	**153 735**	**76 950**	**76 785**			
Options purchased	**1 305**	**1 305**				
Options written	**822**	**41**	**781**			
	192 445	**97 657**	**94 788**			
Interest rate contracts						
Interest rate swaps	**299 770**	**134 327**	**165 443**			
Forward rate agreements	**249 909**	**122 145**	**127 764**			
Options purchased	**7 007**	**6 712**	**295**			
Options written	**5 850**		**5 850**			
Futures	**8 187**	**4 216**	**3 971**			
Caps	**2 958**	**2 036**	**922**			
Floors	**9**		**9**			
Credit-linked notes	**1 644**	**1 557**	**87**			
Credit default swaps	**66**	**66**				
	575 400	**271 059**	**304 341**			
Total notional principal	**767 845**	**368 716**	**399 129**			
2002						
Exchange rate contracts						
Spot	3 032	1 023	2 009	221	221	
Forwards	73 333	38 116	35 217	94 390	46 259	48 131
Currency swaps	72 090	37 401	34 689			
Options purchased	399	399				
Options written	382		382			
	149 236	76 939	72 297	94 611	46 480	48 131
Interest rate contracts						
Interest rate swaps	245 179	127 307	117 872	8 538		8 538
Forward rate agreements	160 286	76 690	83 596			
Options purchased	26 708	26 708				
Options written	15 072		15 072			
Futures	4 469	2 829	1 640			
Caps	876	395	481			
Floors	18	9	9	9		9
Credit-linked notes	1 436	1 323	113			
Credit default swaps				86	86	
	454 044	235 261	218 783	8 633	86	8 547
Total notional principal	**603 280**	**312 200**	**291 080**	**103 244**	**46 566**	**56 678**

34. Derivative financial instruments *(continued)*

34.5 Carrying value of derivative financial instrument assets and liabilities

The amounts disclosed represent the value of all derivative instruments held at 31 December 2003. The fair value of a derivative financial instrument is the amount at which it could be exchanged in a current transaction between willing parties, other than a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and market-accepted option-pricing models. When it is not practicable, owing to constraints of timeliness or cost, to determine the fair value of a derivative instrument with sufficient reliability, such derivative is included in the following table at a value calculated on an accrual basis. In terms of that basis a value is obtained by taking into account the original cost of the derivative and only the realised gains or losses in respect of the instrument.

	Trading contracts		
	Net carrying value Rm	Carrying value of assets Rm	Carrying value of liabilities Rm
34.6 Carrying value of derivative financial instrument assets and liabilities			
2003			
Exchange rate contracts			
Spot	**46**	**328**	**282**
Forwards	**636**	**2 243**	**1 607**
Currency swaps	**(364)**	**10 978**	**11 342**
Options purchased	**33**	**33**	
Options written	**(18)**		**18**
	333	**13 582**	**13 249**
Interest rate contracts			
Interest rate swaps	**(2 854)**	**9 061**	**11 915**
Forward rate agreements	**(24)**	**394**	**418**
Options purchased	**1 520**	**1 520**	
Options written	**(1 499)**		**1 499**
Futures	**368**	**1 336**	**968**
Caps	**1**	**2**	**1**
Floors	**(1)**		**1**
Credit-linked notes	**2 379**	**2 534**	**155**
Credit default swaps	**67**	**67**	
	(43)	**14 914**	**14 957**
Total carrying value	**290**	**28 496**	**28 206**

Notes to the financial statements

for the year ended 31 December

	Trading contracts			Non-trading contracts		
	Net carrying value Rm	Carrying value of assets Rm	Carrying value of liabilities Rm	Net carrying value Rm	Carrying value of assets Rm	Carrying value of liabilities Rm
34. Derivative financial instruments *(continued)*						
34.6 Carrying value of derivative financial instrument assets and liabilities *(continued)*						
2002						
Exchange rate contracts						
Spot	(14)	10	24	1	1	
Forwards	287	10 134	9 847	(222)	24 140	24 362
Currency swaps	(1 031)	9 689	10 720			
Options purchased	14	14				
	(744)	19 847	20 591	(221)	24 141	24 362
Interest rate contracts						
Interest rate swaps	(655)	6 382	7 037	(429)		429
Forward rate agreements	(6)	166	172			
Options purchased	295	295				
Options written	(651)		651			
Futures	(3)	3	6			
Caps		4	4			
Collars				(1)		1
Floors		1	1			
Credit-linked notes	2 493	2 703	210			
	1 473	9 554	8 081	(430)		430
Total carrying value	729	29 401	28 672	(651)	24 141	24 792

	Trading contracts		
	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm
34.7 Analysis of trading derivative instruments			
Positive fair value of derivatives			
2003			
Maturity analysis			
Under one year	**7 425**	**2 814**	**10 239**
One to five years	**3 694**	**6 915**	**10 609**
Over five years	**2 463**	**5 185**	**7 648**
	13 582	**14 914**	**28 496**
Counterparty analysis			
Financial institutions	**11 197**	**13 027**	**24 224**
Non-financial institutions	**2 385**	**1 887**	**4 272**
	13 582	**14 914**	**28 496**

	Trading contracts			Non-trading contracts		
	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm
34. Derivative financial instruments *(continued)*						
34.7 Analysis of trading derivative instruments *(continued)*						
Positive fair value of derivatives (continued)						
2002						
Maturity analysis						
Under one year	14 719	587	15 306	22 074		22 074
One to five years	2 908	3 330	6 238	2 030		2 030
Over five years	2 220	5 637	7 857	37		37
	19 847	9 554	29 401	24 141		24 141
Counterparty analysis						
Financial institutions	19 062	9 477	28 539	24 141		24 141
Non-financial institutions	785	77	862			
	19 847	9 554	29 401	24 141		24 141
Negative fair value of derivatives						
2003						
Maturity analysis						
Under one year	**7 544**	**3 317**	**10 861**			
One to five years	**3 401**	**4 952**	**8 353**			
Over five years	**2 304**	**6 688**	**8 992**			
	13 249	**14 957**	**28 206**			
Counterparty analysis						
Financial institutions	**12 445**	**13 461**	**25 906**			
Non-financial institutions	**804**	**1 496**	**2 300**			
	13 249	**14 957**	**28 206**			
2002						
Maturity analysis						
Under one year	14 685	620	15 305	22 358	38	22 396
One to five years	3 075	2 774	5 849	1 967	144	2 111
Over five years	2 831	4 687	7 518	37	248	285
	20 591	8 081	28 672	24 362	430	24 792
Counterparty analysis						
Financial institutions	20 437	8 049	28 486	24 362	340	24 702
Non-financial institutions	154	32	186		90	90
	20 591	8 081	28 672	24 362	430	24 792

Notes to the financial statements

for the year ended 31 December

		Trading contracts			Non-trading contracts		
		Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm	Exchange rate contracts Rm	Interest rate contracts Rm	Total Rm
34.	**Derivative financial instruments** *(continued)*						
34.7	**Analysis of trading derivative instruments** *(continued)*						
	Notional principal of derivatives						
	2003						
	Maturity analysis						
	Under one year	**178 939**	**261 408**	**440 347**			
	One to five years	**9 869**	**234 546**	**244 415**			
	Over five years	**3 637**	**79 446**	**83 083**			
		192 445	**575 400**	**767 845**			
	Counterparty analysis						
	Financial institutions	**172 327**	**468 149**	**640 476**			
	Non-financial institutions	**20 118**	**107 251**	**127 369**			
		192 445	**575 400**	**767 845**			
	2002						
	Maturity analysis						
	Under one year	127 462	226 617	354 079	86 066	6 496	92 562
	One to five years	17 647	167 968	185 615	8 426	625	9 051
	Over five years	4 127	59 459	63 586	119	1 512	1 631
		149 236	454 044	603 280	94 611	8 633	103 244
	Counterparty analysis						
	Financial institutions	143 171	450 595	593 766	75 225	5 760	80 985
	Non-financial institutions	6 065	3 449	9 514	19 386	2 873	22 259
		149 236	454 044	603 280	94 611	8 633	103 244

34.8 Risk monitoring

Details of the group's risk management structure, policies and methods are noted on pages 34 to 45 and the interest rate risk analysis is detailed on pages 124 and 125.

35. Foreign currency conversion guide

Monetary figures in these financial statements are expressed to the nearest million South African rands. The approximate value of the South African rand as at 31 December against the following currencies was:

	2003	2002
United States dollar	**0,1509**	0,1163
Pound sterling	**0,0847**	0,0722
Euro	**0,1196**	0,1110

Associates, joint ventures and other investments

Associate investments and joint ventures		Banking Rm	Technology Rm	Other Rm	Total Rm
Analysis					
2003					
Listed shares, at cost	– net asset value	**170**	**46**	**372**	**588**
	– goodwill	**58**	**78**		**136**
Unlisted shares, at cost	– net asset value	**35**	**35**	**487**	**557**
	– goodwill	**36**	**513**	**20**	**569**
Share of retained earnings since acquisition		**370**	**121**	**(1)**	**490**
Goodwill written off/impairments		**(94)**	**(468)**	**(21)**	**(583)**
Dividends received		**(118)**	**(16)**	**(7)**	**(141)**
Foreign exchange movements		**10**		**1**	**11**
Net interest in associate companies		**467**	**309**	**851**	**1 627**
2002					
Listed shares, at cost	– net asset value	198	46		244
	– goodwill	76	78		154
Unlisted shares, at cost	– net asset value	150	194	132	476
	– goodwill	115	567	84	766
Share of retained earnings since acquisition		435	58	71	564
Goodwill written off		(239)	(405)	(84)	(728)
Dividends received		(147)	(6)	(2)	(155)
Foreign exchange movements		182		1	183
Net interest in associate companies		770	532	202	1 504
Summarised financial information					
2003					
Total assets		**10 518**	**1 149**	**10 110**	**21 777**
Total liabilities		**8 888**	**478**	**3 027**	**12 393**
Operating results		**305**	**185**	**868**	**1 358**
2002					
Total assets		16 070	1 046	1 739	18 855
Total liabilities		13 868	398	1 481	15 747
Operating results		353	114	34	501

Other investments		**2003 Rm**	2002 Rm
Listed			
Dimension Data plc			414
Acucap Properties		**77**	
Growthpoint Properties		**80**	
Resilient Property Income Fund		**80**	
Eagles Bond		**60**	
Apexhi			94
Primegro Properties			64
Others*		**327**	664
		624	1 236
Unlisted			
Endowment policies		**1 323**	1 267
NIBI Fund		**740**	700
NIBH Transformation Fund			144
New Limpopo Bridge		**131**	
Momentum Insurance Policy			
Kagiso Investments Trust		**67**	59
Virgin Active			177
Century City			329
Monex		**56**	359
World Wide African Investment Holdings		**65**	
Others*		**782**	1 158
		3 164	4 193
Total other investments	(note 12)	**3 788**	5 429

* *Less than R50 million*

Analysis of investments in associate companies and joint ventures

for the year ended 31 December

Name of company and nature of business	Method used to account for investment	Percentage holding 2003	2002	Acquisition date	Year-end
Listed					
Banking					
State Bank of Mauritius Ltd	Equity	**20,1%**	20,1%	Nov-97	Jun
Technology					
Net 1 Applied Technology Holdings Ltd	Equity	**25,4%**	25,7%	Jul-00	Jun
Other					
SA Retail	Equity	**38,2%**		Nov-01	Mar
Unlisted					
Banking					
Banque SBM Madagascar	Equity	**20,0%**	20,0%	Dec-99	Jul
Commercial Bank of Namibia Ltd	Equity		47,3%	Dec-94	Dec
Nedbank Malawi	Equity			Jul-99	Dec
HSBC Equator Holdings plc**	Equity		40,0%	May-94	Dec
Merchant Bank of Central Africa Ltd †	Equity	**29,3%**	29,3%	Dec-93	Dec
SBM Nedbank International Ltd	Equity	**50,0%**	50,0%	Jul-99	Dec
Technology					
Acturis Ltd****			60,3%	Mar-01	Sep
Business Connexion Solutions Holdings (Pty) Ltd**	Equity		23,1%	Jul-02	Feb
Evolve Internet Incubator (Pty) Ltd**	Equity		35,0%	Jul-02	Jun
FutureKids SA (Pty) Ltd**	Equity		39,6%	Jul-02	Mar
Hatch Investments (Mauritius) Ltd	Equity	**37,5%**	37,5%	Mar-01	Mar
Miraculum (Pty) Ltd**	Equity		31,7%	Jul-00	Sep
Internet Solutions (Pty) Ltd/Linx Holdings (Pty) Ltd	Equity	**20,0%**	20,0%	Jun-00	Sep
The IQ Business Group (Pty) Ltd	Equity	**46,1%**	23,5%	Jul-00	Jun
Other					
Aka Capital (Pty) Ltd**	Equity		25,0%	Jul-02	Sep
Blue Cloud Investments 40 (Pty) Ltd	Equity	**45,0%**	45,0%	Jul-02	Dec
BoE (Pty) Ltd******	Equity	**50,0%**		Jan-03	Dec
BoE Life Assurance Company Ltd******	Equity	**50,0%**		Jan-03	Dec
Boness Development Phase 3 (Pty) Ltd	Equity	**100,0%**		Jan-92	Dec
Bridgeport Properties (Pty) Ltd	Equity	**48,0%**	40,0%	Jul-02	Sep
Capricorn Science and Technology Park (Pty) Ltd	Equity	**10,4%**		Nov-98	Sep
Catalyst Holdings (Pty) Ltd	Equity	**30,0%**	30,0%	Jan-99	Dec
Corobrik (Pty) Ltd – Aka Capital**	Equity		25,0%	Jul-02	Jun
Corovest – NIB Property Asset Management	Equity	**35,0%**	50,0%	May-00	Dec
Erf 787 Lakefield (Pty) Ltd	Equity	**50,0%**	50,0%	Jul-02	Jun
Forecourt Television Network**	Equity		17,3%	Jul-02	Feb
Franklin Templeton – NIB***	Equity			Aug-00	Sep
Good Cape Limited**	Equity		50,0%	Jul-02	
Growthpoint & Toontjiesrivier JV (Longbeach Mall)	Equity	**49,9%**		Oct-02	Dec
Inclub Properties (Pty) Ltd	Equity	**28,0%**	28,0%	Jul-02	Jun
Linbro Village (Pty) Ltd**	Equity		50,0%	Jul-02	Mar
Lyric Rose (Pty) Ltd	Equity	**25,0%**	25,0%	Jul-02	Feb
NIB Securities (Pty) Ltd***	Equity			Jul-99	Dec
Retail Investment Holdings (Pty) Ltd	Equity	**50,0%**	49,0%	Jul-02	Jun
Robow Investments No 47 (Pty) Ltd	Equity	**50,0%**		Dec-02	Feb
Sandton Square Portion 8 (Pty) Ltd	Equity	**25,0%**	25,0%	Jul-02	Apr
Steenberg Office Development (Pty) Ltd	Equity	**25,0%**	25,0%	Jul-02	Feb
Stowaway Self-Storage South Africa (Pty) Ltd	Equity	**50,0%**	50,0%	Jul-02	Dec
Superbia Four (Pty) Ltd	Equity	**30,0%**	30,0%	Jul-02	Feb
Tokai Development (Pty) Ltd	Equity	**25,0%**	25,0%	Jul-02	Jun
Western Cape Property Company Ltd	Equity	**23,0%**	23,0%	Nov-98	Dec
Win Twice Properties (Pty) Ltd**	Equity		30,0%	Jul-02	
Other*****					

* *Represents an amount less than R1 million*
** *Disposed of in 2003*
*** *Disposed of in 2002, but still reflects equity income*
**** *Consolidated as a subsidiary from 1 January 2003*
***** *Various other associates with income less than R1 million*
****** *Joint ventures*

Date to which equity income accounted for	Equity-accounted earnings 2003	Equity-accounted earnings 2002	Carrying amount 2003	Carrying amount 2002	Market value/ Directors' valuation 2003	Market value/ Directors' valuation 2002	Net indebtedness of loans to/(from) associates 2003	Net indebtedness of loans to/(from) associates 2002
Dec-03	**61**	61	**382**	482	**458**	327		
Dec-03	**35**	31	**171**	157	**321**	198		
Dec-03			**372**		**367**			
	33	43	**85**	288	**85**	288	**–**	17
Dec-03	**1**	2	**8**	9	**8**	9		
Dec-03	**27**	32		93		93		17
Dec-03		3		(1)		(1)		
Dec-03		(2)		50		50		
Dec-03				43		43		
Dec-03	**5**	8	**77**	94	**77**	94		
	5	(5)	**138**	375	**207**	430	**55**	31
				139		139		6
Dec-03		1		7		7		
Dec-03		(3)		2		2		
Dec-03		(2)		5		5		
Dec-03	**(6)**	(3)		15		15		6
Jul-03	**(1)**	(3)		*		*		
Dec-03	**17**	11	**105**	145	**200**	200	**22**	19
Dec-03	**(5)**	(6)	**33**	62	**7**	62	**33**	
	(2)	32	**479**	202	**464**	235	**338**	154
Dec-03		(1)		4		4		
Dec-03		(1)	**5**	4	**5**	4	**6**	5
Dec-03	**11**		**107**		**107**			
Dec-03	**6**		**49**		**20**		**6**	
Dec-03	**(12)**		**32**		**43**		**32**	
Dec-03		1	**11**	5	**11**	5	**11**	4
Dec-03	**(2)**		**7**		**7**		**10**	
Dec-03	**1**	8	**32**	36	**32**	36	**37**	36
Dec-03		5		32		32		
Dec-03			**6**	7	**6**	7	**6**	
Dec-03			**5**	5	**5**	5	**5**	5
Dec-03		(4)		6		6		
Dec-03		4						
Dec-03				3		3		3
Dec-03			**106**		**106**		**106**	
Dec-03	**(2)**	(1)	**4**	8	**4**	8	**12**	9
Dec-03	*			*		*		
Dec-03	*	*	**4**	4	**4**	4	**4**	4
Dec-03		1						
Dec-03		5	**6**	6	**6**	6		
Dec-03			**7**		**7**		**7**	
Dec-03			**15**	13	**15**	13	**15**	13
Dec-03		*	**1**	1	**1**	1	**1**	1
Dec-03	**(1)**	*	**12**	12	**12**	12	**12**	12
Dec-03	**1**	*	**1**	*	**1**	*		
Dec-03	**(5)**	5	**2**	9	**2**	9	**2**	5
Dec-03		(3)	**2**	10	**2**	10	**11**	36
Dec-03		*		4		4		4
	1	13	**65**	33	**68**	66	**55**	17
	132	162	**1 627**	1 504	**1 902**	1 478	**393**	202

† *As of 1 July 2001 income from this Zimbabwean associate was no longer accounted for.*

Subsidiary companies

	Issued capital 2003 Rm	Issued capital 2002 Rm	Effective holding 2003 %	Effective holding 2002 %	Book value of investments 2003 Rm	Book value of investments 2002 Rm	Net indebtedness 2003 Rm	Net indebtedness 2002 Rm
Banking								
Commercial Bank of Namibia Ltd	**16**		**93**					
Nedbank Malawi Ltd	**12**	20	**91**	73				
Gerrard Private Bank (Jersey) Ltd	**5**	7	**70**	78				
Imperial Bank Ltd	**3**	3	**50**	50				
Nedbank Lesotho Ltd	**20**	20	**100**	100				
Nedbank Ltd	**27**	23	**100**	100	**10 750**	3 360	**(2 117)**	(5 934)
Nedbank (Swaziland) Ltd	**12**	12	**67**	67				
Nedcor Asia Ltd	**156**	202	**100**	100				
Peoples Bank Ltd	**45**	26	**100**	100				
SBM Nedcor Holdings Ltd	*****	*	**79**	79				
Trust and participation bond administration								
Fairbairn Trust Ltd	**1**	1	**100**	75				
Nedcor Collective Investments Ltd	**6**		**100**					
Old Mutual Trust (Pty) Ltd	**1**	1	**100**	100				
SG International Ltd (Jersey)	*****	*	**100**	84				
Syfrets Participation Bond Managers Ltd	**1**	1	**100**	100				
Syfrets Trust Ltd	*****	*	**100**	92				
FTNIB Management Company Ltd	**2**	2	**100**	100	**18**			
Other companies								
BoE Holdings Ltd	**2**	2	**100**	100				
BoE International Holdings Ltd	*****	*	**100**	100			**37**	
BoE Life Assurance Company Ltd		15		100				
BoE Life International Ltd	**174**	174	**100**	100				
BoE Life Ltd	**1**	1	**100**	100				
BoE Ltd	**11**	11	**100**	100	**7 697**	7 697	**61**	
BoE Management Ltd	*****	*	**100**	100			**(4 138)**	
Cape of Good Hope Financial Services Ltd	**6**	6	**100**	100	**61**	61	**135**	79
BoE (Pty) Ltd				100				
FTNIB Nominees Ltd	*****		**100**		**2**			
Nedbank Africa Investments Ltd	*****	*	**100**	100				
Nedcor Insurance Company (SA) Ltd	*****	*	**100**	100	**5**	5		
Nedcor Group Insurance Company Ltd	**10**	10	**100**	100				
Nedcor Insurance Company Ltd	*****	*	**100**	100	**32**	32		
Nedcor Investment Holdings 101 Ltd	**17**	17	**100**	100	**1 353**	1 353	**(1 981)**	
Nedcor Investment 102 Ltd	**6**	6	**100**	100				
Nedcor Investments Ltd	**27**	27	**100**	84				
Nedcor Securities (Pty) Ltd	**32**	32	**100**	100				
Nedcor Trade Services Ltd	**3**	3	**100**	100				
Nedinsurance Company Ltd	**5**	5	**100**	100	**49**		**(49)**	
Taquantu Securities (Pty) Ltd	*****	*	**100**	100				
Tando AG	**185**	215	**100**	100	**256**	253		
The Board of Executors 1838	*****	*	**100**	100			**(39)**	
Other companies	*****	*			**2**	2	**(13)**	(13)
					20 225	12 763	**(8 104)**	(5 868)

Note 1

Net income after taxation earned by subsidiaries (after eliminating intercompany transactions)	2003 Rm	2002 Rm
Aggregate headline earnings	**528**	2 694
Aggregate losses	**473**	109

Note 2

General information required in terms of the 4th schedule of the Companies Act, 1973, is detailed in respect of only those subsidiaries where the financial position or results are material to the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiaries would entail expense out of proportion to the value to members. Other subsidiaries consist of nominee, property-owning and financial holding companies and companies acquired in the course of lending activities. A register detailing information in respect of all subsidiaries is available for inspection at the registered office.

** Less than R1 million*

Company income statement

for the year ended 31 December

	2003 Rm	2002 Rm
Interest income	**59**	43
Interest expense	**(58)**	(27)
Net interest income	**1**	16
Dividends from subsidiaries	**6 082**	1 843
Dividends from other investments	**4**	2
Foreign currency translation gains	**382**	
Total income	**6 469**	1 861
Operating expenses	**(7)**	(4)
Profit from operations before exceptional items	**6 462**	1 857
Exceptional items: Loss on sale of subsidiary company	**(345)**	
Profit before tax	**6 117**	1 857
Taxation	**8**	5
South African normal taxation – current	**(2)**	3
– deferred	**(1)**	
Secondary taxation on companies	**11**	2
Net profit for the year	**6 109**	1 852

Company balance sheet

as at 31 December

	Notes	2003 Rm	2002 Rm
Assets			
Advances and other debtors	1	**6**	147
Deferred tax asset		**1**	
Investments in subsidiary companies		**20 998**	13 323
Shares at cost – unlisted		**20 225**	12 763
Owing by subsidiaries		**773**	560
Other investments – unlisted	2	**32**	32
Total assets		**21 037**	13 502
Shareholders' equity and liabilities			
Ordinary share capital	3	**275**	271
Ordinary share premium		**5 754**	5 378
Non-distributable reserves		**41**	41
Distributable reserves		**6 086**	1 379
Ordinary shareholders' equity		**12 156**	7 069
Sundry creditors	4	**3**	2
Current taxation liabilities	5	**1**	3
Amounts owing to subsidiaries		**8 877**	6 428
Total liabilities		**8 881**	6 433
Total shareholders' equity and liabilities		**21 037**	13 502

Company statement of changes in shareholders' equity

for the year ended 31 December

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Non-distributable reserves Rm	Distributable reserves Rm	Total Rm
Balance at 31 December 2001	244 306 042	244	2 300	41	820	3 405
Shares issued for options exercised under the Nedcor Group (1994)						
Employee Incentive Scheme	3 284 261	3	387			390
Shares issued for clawback transaction with minorities	3 269 002	3	418			421
Shares issued to NIB minorities	9 438 942	10	953			963
Shares issued to shareholders of BoE	10 377 073	11	1 328			1 339
Share issue expenses			(8)			(8)
Net profit for the year					1 852	1 852
Dividends to shareholders					(1 293)	(1 293)
Balance at 31 December 2002	270 675 320	271	5 378	41	1 379	7 069
Shares issued for options exercised under the Nedcor Group (1994)						
Employee Incentive Scheme	**4 079 105**	**4**	**377**			**381**
Share issue expenses			**(1)**			**(1)**
Net profit for the year					**6 109**	**6 109**
Dividends to shareholders					**(1 402)**	**(1 402)**
Balance at 31 December 2003	**274 754 425**	**275**	**5 754**	**41**	**6 086**	**12 156**

Company cash flow statement

for the year ended 31 December

	Notes	2003 Rm	2002 Rm
Cash flow from operating activities	6.1	**6 080**	1 857
Interest income	6.2	**1**	16
Cash paid to suppliers	6.3	**(7)**	(4)
Dividends received on investments		**6 086**	1 845
Change in working funds		**2 404**	6 190
Increase in operating assets	6.4	**(46)**	(154)
Increase in operating liabilities	6.5	**2 450**	6 344
Cash generated/(utilised) by operating activities before taxation		**8 484**	8 047
Taxation paid		**–**	(2)
Amount unpaid at beginning of year		**(3)**	
Income statement charge (excluding deferred tax)		**2**	(5)
Amount unpaid at end of year		**1**	3
Net cash generated/(utilised) by operating activities		**8 484**	8 045
Cash flows from investment activities			
Net acquisition of investments in subsidiary companies		**(7 462)**	(9 857)
Cash flows from financing activities		**(1 022)**	1 812
Proceeds from issue of ordinary shares		**380**	3 105
Dividends paid		**(1 402)**	(1 293)
Net increase in cash and short-term funds		**–**	–

Notes to the company financial statements

for the year ended 31 December

		2003 Rm	2002 Rm
1.	**Advances and other debtors**		
	Category analysis		
	Sundry debtors and accrued interest	**6**	147
	Sectoral analysis		
	Financial services, insurance and real estate		
	Other services	**6**	147
		6	147
	Maturity structure		
	Repayable on demand or at short notice	**6**	147
	Geographical analysis		
	South Africa	**6**	147
2.	**Other investments**		
	Carrying amount		
	Unlisted investments	**32**	32
	Valuation		
	Unlisted at directors' valuation	**32**	32
3.	**Share capital**		
	Ordinary share capital		
	Authorised		
	350 000 000 (2002: 350 000 000) ordinary shares of R1 each	**350**	350
	Company issued ordinary share capital		
	274 754 425 (2002: 270 675 320) fully paid ordinary shares of R1 each	**275**	271

Subject to the restrictions imposed by the Companies Act of 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.

		2003 Rm	2002 Rm
4.	**Sundry creditors**		
	Analysis		
	Creditors and other accounts	**3**	2
5.	**Current taxation liabilities**		
	Normal South African taxation		
	– Current taxation liability	**1**	3
		1	3
6.	**Cash flow information**		
6.1	**Reconciliation of profit from operations to cash flow from operating activities**		
	Profit from operations	**6 117**	1 857
	Adjusted for:		
	Foreign exchange translation gain	**(382)**	
	Exceptional item: Loss on sales of subsidiary company	**345**	
	Cash flows from operating activities	**6 080**	1 857
6.2	**Cash receipts from clients**		
	Interest income and dividends from finance facilities	**1**	16
6.3	**Cash payments to clients, staff and suppliers**		
	Other operating expenses	**7**	4
6.4	**Increase in operating assets**		
	Advances and other accounts	**(46)**	(154)
6.5	***Increase in operating liabilities***		
	Creditors and other liabilities	**2 450**	6 344

Group employee incentive scheme

as at 31 December

	Nedcor share incentive trust		NIB share incentive trust		Total	
	2003	2002	**2003**	2002	**2003**	2002
Movements						
Options outstanding at beginning of period	**20 263 081**	14 259 497	**2 900 907**		**23 163 988**	14 259 497
Granted	**3 918 830**	9 528 279		3 178 132	**3 918 830**	12 706 411
Exercised	**203 505**	3 130 354	**98 628**	243 100	**302 133**	3 373 454
Surrendered	**1 631 590**	394 341	**59 256**	34 125	**1 690 846**	428 466
Options outstanding at end of period	**22 346 816**	20 263 081	**2 743 023**	2 900 907	**25 089 839**	23 163 988

Nedcor share incentive trust

The following options granted had not been exercised at 31 December 2003

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
02 Jan 04	34 883	107,80	b/f	2 958 528		b/f	7 309 561	
01 Feb 04	81 500	122,80	22 May 05	250	44,75	01 Oct 06	40 000	155 20
01 Mar 04	8 392	142,00	01 Jun 05	3 233 200	125,00	01 Nov 06	38 000	142 00
01 Mar 04	409	147,00	01 Jul 05	1 700	44,00	20 Nov 06	15 000	155 00
01 Mar 04	1 068	148,80	01 Jul 05	91 900	136,00	01 Mar 07	117 200	157 00
01 Mar 04	26 672	150,00	14 Jul 05	6 500	137,40	01 Mar 07	385	150 00
01 Mar 04	39 900	26,50	26 Aug 05	32 065	120,22	01 Mar 07	98	151 00
01 Mar 04	237	129,00	26 Aug 05	2 234	99,06	31 Mar 07	2 825 229	136 20
01 Mar 04	825	134,00	01 Sep 05	81 320	121,00	01 Jun 07	3 100	132 00
01 Jul 04	3 600	123,50	12 Sep 05	72 933	44,50	28 Sep 07	302 392	130 80
14 Aug 04	2 568 426	98,75	27 Sep 05	401 013	111,80	02 Nov 07	21 347	123 00
01 Oct 04	13 400	95,25	01 Oct 05	133 540	117,60	06 Nov 07	43 000	131 00
05 Nov 04	450	97,00	02 Jan 06	31 426	63,00	19 Nov 07	15 800	125 00
05 Nov 04	280	107,00	01 Mar 06	62	150,00	14 Feb 08	23 700	115 00
05 Nov 04	2 686	120,00	01 Mar 06	533	129,20	15 Apr 08	3 919 388	125 00
08 Nov 04	125 000	35,25	01 Mar 06	368	130,60	15 Oct 08	493 986	102 65
01 Mar 05	789	150,00	01 Mar 06	512	134,00	02 Jul 08	3 257 100	123 60
01 Mar 05	117	151,00	01 Mar 06	313	139,00	27 Nov 08	50 000	123 60
01 Mar 05	558	134,00	01 Apr 06	115 324	133,20	25 Feb 09	151 500	102 19
01 Mar 05	339	146,00	02 May 06	13 420	128,60	01 Apr 09	3 045 000	88 00
01 Mar 05	20 297	146,00	22 Aug 06	129 500	152,00	11 Jun 09	22 500	94 00
31 Mar 05	28 700	137,60	01 Oct 06	2 920	131,45	25 Jun 09	12 800	90 50
						01 Oct 09	639 730	69 20
	2 958 528			**7 309 561**			**22 346 816**	

Included in the above are 1 291 800 (2002: 1 706 000) options outstanding that were granted to executive directors.

[illegible]

NIB share incentive scheme

The following options granted had not been exercised at 31 December 2003

Option expiry date	No of shares	Issue price R
26 Aug 05	1 198 355	79,50
22 Oct 05	14 493	79,50
07 Feb 06	33 335	79,50
21 Jun 06	70 791	79,50
26 Jul 06	58 460	79,50
29 Nov 06	68 333	79,50
08 Feb 07	86 124	96,00
16 May 07	29 762	84,00
24 Jul 07	156 534	89,70
11 Sep 07	17 172	97,50
02 Nov 07	851 332	86,40
01 Dec 07	1 000	86,40
06 Feb 08	15 333	90,90
01 Apr 08	61 666	81,00
01 Apr 08	10 000	90,90
08 Apr 08	2 000	81,00
01 May 08	15 000	81,00
21 Jun 08	6 667	111,00
01 Jul 08	10 000	105,00
01 Jul 08	36 666	111,00
	2 743 023	

Included in the above are 135 030 (2002: 135 030) options outstanding that were granted to executive directors.

Additional information

for the year ended 31 December 2003

NEDCOR

Shareholders' analysis

Register date: 19 December 2003
Issued share capital: 274 754 425 shares

	No of shareholders	%	No of shares	%
Shareholder spread				
1 – 1 000 shares	17 710	85,21	3 637 912	1,32
1 001 – 5 000 shares	2 071	9,96	4 459 113	1,62
5 001 – 10 000 shares	344	1,66	2 474 759	0,90
10 001 – 50 000 shares	405	1,95	9 172 805	3,34
50 001 – 100 000 shares	111	0,54	7 890 045	2,87
100 001 – 1 000 000 shares	119	0,57	34 234 252	12,46
1 000 001 and over	23	0,11	212 885 539	77,49
	20 783	100,00	274 754 425	100,00
Distribution of shareholders				
Banks	151	0,73	51 856 013	18,87
Close corporations	207	1,00	329 731	0,12
Endowment funds	17	0,08	287 470	0,10
Mutual funds	223	1,07	13 110 096	4,77
Individuals	16 653	80,13	9 079 634	3,30
Insurance companies	47	0,23	92 311 159	33,60
Investment companies	81	0,39	63 754 036	23,20
Limited companies	20	0,10	242 107	0,09
Medical aid schemes	11	0,05	127 136	0,05
Nominees and trusts	2 308	11,11	10 770 894	3,92
Other corporations	120	0,58	100 938	0,04
Pension funds	352	1,69	30 170 336	10,98
Private companies	590	2,83	1 903 147	0,69
Share trusts	3	0,01	711 728	0,27
	20 783	100,00	274 754 425	100,00
Public/Non-public shareholders				
Non-public shareholders	59	0,28	141 919 137	51,65
Directors and associates of the company	17	0,08	459 869	0,17
Old Mutual Life Assurance Company (SA) Ltd and associates	20	0,10	140 175 066	51,02
NES Investments	1	0,00	217 812	0,08
Nedcor pension funds	4	0,02	111 066	0,04
Nedcor Ltd and associates (share trusts)*	3	0,01	711 728	0,26
Nedcor Ltd and associates	13	0,07	243 553	0,08
Nedlend Ltd*	1	0,00	43	0,00
Public shareholders	20 724	99,72	132 835 288	48,35
	20 783	100,00	274 754 425	100,00
Shareholders with an interest of 5% or more in shares				
Old Mutual Life Assurance Company (SA) Ltd and associates			140 175 066	51,02
Public Investment Commissioners			16 008 570	5,83

** These shares were sold prior to 31 December 2003 and accordingly have not been reflected as treasury shares.*

Shareholders' analysis

Breakdown of non-public holdings

Nedcor ordinary shares held by directors (refer page 50 for details)

	No of shares	%
CJW Ball	204	0,000
IJ Botha	68 000	0,025
WAM Clewlow	2 000	0,001
RG Cottrell	367	0,000
BJS Hore	98 423	0,036
MM Katz	3 000	0,001
MJ Levett	12 333	0,004
CF Liebenberg	31 462	0,011
JB Magwaza	105	0,000
ME Mkwanazi	103	0,000
SG Morris	23 480	0,009
DGS Muller	139 092	0,051
ML Ndlovu	12 846	0,005
AA Routledge	62 591	0,023
CML Savage	5 863	0,002
	459 869	0,168

	No of shares	%
Old Mutual Life Assurance Company (SA) Ltd and associates		
Old Mutual Life Assurance Company SA	88 157 134	32,09
Old Mutual Portfolio Holdings SA	49 626 858	18,06
Old Mutual Life Assurance Company SA	530 136	0,19
Old Mutual Global Assets Fund Limited	432 382	0,16
Old Mutual Value Equity Fund	351 581	0,13
Old Mutual Scrip Lending Pool Account	280 118	0,10
Old Mutual Financial Services Fund	179 000	0,07
Old Mutual Life Assurance Company SA	146 055	0,05
Old Mutual Life Assurance Company Namibia	122 436	0,04
Rodina Investments (Old Mutual)	77 410	0,03
Old Mutual Life Assurance Company SA	62 396	0,02
Galaxy Balanced Fund	39 400	0,02
OMLAC Shareholders Equity Fund	38 068	0,01
Old Mutual Alsi 40 Fund	35 496	0,01
Old Mutual Value Fund	32 000	0,01
SYmmETRY Satellite Equity Fund	30 660	0,01
Omibon No 13 (Pty) Ltd	17 366	0,01
Galaxy Balanced Fund	14 224	0,01
SYmmETRY Defensive Absolute Portfolio	2 300	0,00
Old Mutual Operating Scrip Account	46	0,00
	140 175 066	51,02

	No of shares	%
Nedcor pension funds		
Nedcor Defined-contribution Provident Fund	31 850	0,01
Nedcor Pension Fund	30 147	0,01
NBS Group Pension Fund	28 700	0,01
Nedcor Defined-contribution Pension Fund	20 369	0,01
	111 066	0,04
Nedcor Ltd and associates (share trusts)*		
Nedcor Employee Share Trust	711 484	0,26
BoE Merchant Employee Incentive Scheme	225	0,00
NIB employee share trust	19	0,00
	711 728	0,26
Nedcor Ltd and associates		
NIB Community Growth Fund	98 241	0,03
Nedbank Managed Fund	76 836	0,03
Nedbank Growth Fund	40 800	0,01
BoE Life Assurance NBS Managed Fund	4 349	0,00
BoE Life Assurance NBS Corporate Fund	2 533	0,00
Other	20 794	0,01
	243 553	0,08

** These shares were sold prior to 31 December 2003 and accordingly have not been reflected as treasury shares.*

Currency-adjusted group income statement

for the year ended 31 December

	2003 Rm	2002 Restated Rm	2003 $m	2002 Restated $m	2003 £m	2002 Restated £m	2003 €m	2002 Restated €m
Interest income	**28 141**	23 607	**3 787**	2 283	**2 305**	1 517	**3 324**	2 412
Interest expense	**21 333**	17 652	**2 871**	1 707	**1 747**	1 134	**2 520**	1 804
Net interest income	**6 808**	5 955	**916**	576	**558**	383	**804**	608
Non-interest revenue	**7 953**	6 822	**1 070**	660	**651**	438	**940**	697
Foreign currency translation losses	**(1 416)**	(1 216)	**(190)**	(118)	**(116)**	(78)	**(167)**	(124)
Total income	**13 345**	11 561	**1 796**	1 118	**1 093**	743	**1 577**	1 181
Impairment of advances	**2 063**		**278**		**169**		**244**	
Specific and general provisions		1 467		142		94		150
Exceptional general provision reversed		(400)		(39)		(25)		(41)
Income after impairment of advances	**11 282**	10 494	**1 518**	1 015	**924**	674	**1 333**	1 072
Operating expenses	**9 950**	7 366	**1 339**	712	**815**	473	**1 175**	752
Merger and reorganisation expenses	**394**	193	**53**	19	**32**	12	**47**	20
Profit from operations before exceptional items	**938**	2 935	**126**	284	**77**	189	**111**	300
Exceptional items	**(1 693)**	(1 793)	**(228)**	(174)	**(139)**	(115)	**(200)**	(183)
Capital loss on investment in Dimension Data		(1 080)		(104)		(69)		(110)
Amortisation of goodwill	**(424)**	(426)	**(57)**	(41)	**(35)**	(27)	**(50)**	(44)
Impairment of goodwill	**(1 379)**	(75)	**(186)**	(8)	**(113)**	(5)	**(163)**	(8)
Profit/(Loss) on sale of subsidiaries, investments and operations	**349**	(58)	**47**	(6)	**29**	(4)	**41**	(6)
Merger and reorganisation expenses		(35)		(3)		(2)		(4)
Impairment of investments and of property and equipment	**(239)**	(119)	**(32)**	(12)	**(20)**	(8)	**(28)**	(11)
(Loss)/Profit from operations	**(755)**	1 142	**(102)**	110	**(62)**	74	**(89)**	117
Attributable earnings of associate companies and joint ventures	**132**	162	**18**	16	**11**	10	**15**	16
(Loss)/Profit before taxation	**(623)**	1 304	**(84)**	126	**(51)**	84	**(74)**	133
Taxation	**823**	441	**111**	43	**67**	28	**97**	45
Taxation on merger and reorganisation expenses	**(74)**	(23)	**(10)**	(2)	**(6)**	(1)	**(9)**	(2)
Taxation on exceptional items	**(38)**	(192)	**(5)**	(19)	**(3)**	(12)	**(4)**	(20)
(Loss)/Profit after taxation	**(1 334)**	1 078	**(180)**	104	**(109)**	69	**(158)**	110
Minority interest income attributable to ordinary shareholders	**(133)**	(203)	**(18)**	(19)	**(11)**	(13)	**(16)**	(21)
Minority interest income attributable to preference shareholders	**(133)**		**(18)**		**(11)**		**(16)**	
Net (loss)/income attributable to ordinary shareholders	**(1 600)**	875	**(216)**	85	**(131)**	56	**(190)**	89
Adjusted for:								
Exceptional items	**1 693**	1 793	**228**	174	**139**	115	**200**	183
Taxation on exceptional items	**(38)**	(192)	**(5)**	(19)	**(3)**	(12)	**(4)**	(20)
Headline earnings	**55**	2 476	**7**	240	**5**	159	**6**	252
Average exchange rate for the year ended 31 December for R1	**1**	1	**0,1346**	0,0967	**0,0819**	0,0643	**0,1181**	0,1022

Currency-adjusted group balance sheet

as at 31 December

	2003 Rm	Restated 2002 Rm	2003 $m	Restated 2002 $m	2003 £m	Restated 2002 £m	2003 €m	Restated 2002 €m
Assets								
Cash and short-term funds	**12 227**	16 607	**1 845**	1 931	**1 036**	1 199	**1 462**	1 843
Other short-term securities	**10 610**	14 987	**1 601**	1 743	**899**	1 082	**1 269**	1 663
Government and other securities	**21 333**	14 647	**3 219**	1 703	**1 807**	1 057	**2 551**	1 626
Derivative instruments	**28 496**	50 786	**4 300**	5 905	**2 414**	3 666	**3 408**	5 636
Advances	**210 096**	194 862	**31 703**	22 658	**17 795**	14 067	**25 127**	21 626
Sundry debtors	**6 934**	5 684	**1 046**	661	**587**	410	**829**	631
Deferred taxation assets	**3 074**	1 788	**464**	208	**260**	129	**368**	198
Current taxation prepaid	**256**	421	**39**	49	**22**	30	**31**	47
Investments:								
Investments in associate companies and joint ventures	**1 627**	1 504	**246**	175	**138**	109	**195**	167
Other investments	**3 788**	5 429	**572**	631	**321**	392	**453**	603
Insurance assets	**5 152**	7 891	**777**	918	**436**	570	**616**	876
Property and equipment	**2 684**	2 854	**405**	332	**227**	206	**321**	317
Computer software and capitalised development costs	**1 710**	1 730	**258**	201	**145**	125	**205**	192
Goodwill	**3 762**	4 457	**568**	518	**319**	322	**450**	495
Customers' indebtedness for acceptances	**835**	1 120	**126**	130	**71**	81	**100**	124
Total assets	**312 584**	324 767	**47 169**	37 763	**26 477**	23 445	**37 385**	36 044
Shareholders' equity and liabilities								
Shareholders' equity								
Ordinary share capital	**275**	271	**41**	32	**23**	20	**33**	30
Ordinary share premium	**4 801**	4 536	**724**	527	**407**	327	**574**	503
Reserves	**6 571**	12 239	**993**	1 423	**557**	834	**786**	1 358
Ordinary shareholders' equity	**11 647**	17 046	**1 758**	1 982	**987**	1 231	**1 393**	1 891
Minority shareholders' equity								
Attributable to preference shareholders	**2 802**	1 987	**423**	231	**237**	143	**335**	221
Attributable to ordinary shareholders	**652**	503	**98**	58	**55**	36	**78**	56
Total shareholders' equity and minority interest	**15 101**	19 536	**2 279**	2 271	**1 279**	1 410	**1 806**	2 168
Liabilities								
Deposits, current accounts and other creditors	**250 329**	236 526	**37 775**	27 503	**21 205**	17 076	**29 939**	26 251
Derivative instruments	**28 206**	50 233	**4 256**	5 841	**2 389**	3 626	**3 373**	5 575
Deferred taxation liabilities	**2 731**	1 710	**412**	199	**231**	123	**327**	190
Current taxation liabilities	**144**	183	**22**	21	**12**	13	**17**	20
Insurance funds	**5 152**	7 891	**777**	918	**436**	570	**616**	876
Long-term debt instruments	**10 086**	7 568	**1 522**	880	**854**	546	**1 207**	840
Liabilities under acceptances	**835**	1 120	**126**	130	**71**	81	**100**	124
Total liabilities	**297 483**	305 231	**44 890**	35 492	**25 198**	22 035	**35 579**	33 876
	312 584	324 767	**47 169**	37 763	**26 477**	23 445	**37 385**	36 044
Guarantees on behalf of customers excluded from assets	**12 403**	11 966	**1 872**	1 391	**1 051**	864	**1 483**	1 328
Exchange rate as at 31 December for R1	**1**	1	**0,1509**	0,1163	**0,0847**	0,0722	**0,1196**	0,1110

Interest rate risk analysis

as at 31 December

	Group						
	Interest rate sensitive						
	< 3 months Rm	3 months < 6 months Rm	6 months < 1 year Rm	1 year < 5 years Rm	> 5 years Rm	Non-rate-sensitive Rm	Total Rm
2003							
Cash and short-term funds						12 227	12 227
Other short-term securities	4 170	1 592	570	322	328	3 628	10 610
Government and other securities	4 381	132	286	12 242	2 478	1 814	21 333
Derivative instruments	11 645	471	416	6 152	1 563	8 249	28 496
Advances	176 581	2 088	3 096	18 469	8 529	1 333	210 096
Sundry debtors						6 934	6 934
Deferred taxation assets						3 074	3 074
Current taxation prepaid						256	256
Investments in associate companies and joint ventures						1 627	1 627
Other investments						3 788	3 788
Insurance assets						5 152	5 152
Property and equipment						2 684	2 684
Intangible assets						5 472	5 472
Customers' indebtedness for acceptances						835	835
Total assets	196 777	4 283	4 368	37 185	12 898	57 073	312 584
Total shareholders' equity and minority shareholders' equity						(15 101)	(15 101)
Deposits, current accounts and other creditors	(189 289)	(14 313)	(8 389)	(8 943)	(1 917)	(27 478)	(250 329)
Derivative instruments	(5 474)	(617)	(521)	(9 261)	(4 344)	(7 989)	(28 206)
Deferred taxation liabilities						(2 731)	(2 731)
Current taxation liabilities						(144)	(144)
Insurance funds						(5 152)	(5 152)
Long-term debt instruments	(3 002)			(2 481)	(4 036)	(567)	(10 086)
Liabilities under acceptances						(835)	(835)
Total shareholders' equity and liabilities	(197 765)	(14 930)	(8 910)	(20 685)	(10 297)	(59 997)	(312 584)
Interest rate sensitivity gap	(988)	(10 647)	(4 542)	16 500	2 601	(2 924)	
Cumulative gap	(988)	(11 635)	(16 177)	323	2 924		

	Group						
	Interest rate sensitive						
	< 3 months Rm	3 months < 6 months Rm	6 months < 1 year Rm	1 year < 5 years Rm	> 5 years Rm	Non-rate-sensitive Rm	Total Rm
2002 (Restated)							
Cash and short-term funds	3 489					13 118	16 607
Other short-term securities	11 360	458	577	415	2 177		14 987
Government and other securities	1 964	328	442	6 384	4 731	798	14 647
Derivative instruments	4 287	1 051	866	5 344	4 940	34 298	50 786
Advances	147 394	1 184	3 591	11 180	25 397	6 116	194 862
Sundry debtors						5 684	5 684
Deferred taxation asset						1 788	1 788
Current taxation prepaid						421	421
Investments in associate companies and joint ventures						1 504	1 504
Other investments						5 429	5 429
Insurance assets						7 891	7 891
Property and equipment						2 854	2 854
Intangible assets						6 187	6 187
Customers' indebtedness for acceptances						1 120	1 120
Total assets	168 494	3 021	5 476	23 323	37 245	87 208	324 767
Total shareholders' equity and minority shareholders' equity						19 536	19 536
Deposits, current accounts and other creditors	154 290	13 371	17 500	20 599	19 086	11 680	236 526
Derivative instruments	2 868	232	564	4 248	8 089	34 232	50 233
Deferred taxation liability						1 710	1 710
Current taxation liability						183	183
Insurance funds						7 891	7 891
Long-term debt instruments		139		195	7 234		7 568
Liabilities under acceptances						1 120	1 120
Total shareholders' equity and liabilities	157 158	13 742	18 064	25 042	34 409	76 352	324 767
Off-balance-sheet items	6 456	1 966	945	(647)	(8 720)		
Interest rate sensitivity gap	17 792	(8 755)	(11 643)	(2 366)	(5 884)	10 856	
Cumulative gap	17 792	9 037	(2 606)	(4 972)	(10 856)		

Currency representation of the balance sheet

as at 31 December

	Rand Rm	UK £ Rm	US$ Rm	Other Rm	Total Rm
2003					
Total assets	**268 011**	**9 161**	**24 827**	**10 585**	**312 584**
Cash and short-term funds	**10 464**	**604**	**766**	**393**	**12 227**
Other short-term securities	**7 351**	**1 533**	**232**	**1 494**	**10 610**
Government and other securities	**17 711**	**86**	**1 861**	**1 675**	**21 333**
Advances and other assets	**213 767**	**4 398**	**20 761**	**6 600**	**245 526**
Deferred taxation assets	**3 071**			**3**	**3 074**
Current taxation prepaid	**256**				**256**
Customers' indebtedness for acceptances	**768**	**1**	**54**	**12**	**835**
Other investments	**6 695**	**2 467**	**1 117**	**288**	**10 567**
Property, equipment and intangible assets	**7 928**	**72**	**36**	**120**	**8 156**
Total liabilities	**261 679**	**6 240**	**21 437**	**8 127**	**297 483**
Subordinated debt instruments	**9 699**		**386**	**1**	**10 086**
Deposits, current accounts and other liabilities	**248 434**	**6 211**	**20 980**	**8 062**	**283 687**
Deferred taxation liabilities	**2 689**			**42**	**2 731**
Current taxation liabilities	**89**	**28**	**17**	**10**	**144**
Liabilities under acceptances	**768**	**1**	**54**	**12**	**835**
Net assets	**6 332**	**2 921**	**3 390**	**2 458**	**15 101**
Capital	**7 787**	**2 069**	**4 582**	**663**	**15 101**
	1 455	**(852)**	**1 192**	**(1 795)**	**–**
2002 (Restated)					
Total assets	280 198	10 801	25 919	7 849	324 767
Cash and short-term funds	9 372	1 037	5 681	517	16 607
Other short-term securities	11 306	2 296	427	958	14 987
Government and other securities	9 644	42	3 210	1 751	14 647
Advances and other assets	227 450	4 943	14 761	4 178	251 332
Deferred taxation assets	1 788				1 788
Current taxation prepaid	421				421
Customers' indebtedness for acceptances	1 037	5	72	6	1 120
Other investments	10 389	2 389	1 719	327	14 824
Property, equipment and intangible assets	8 791	89	49	112	9 041
Total liabilities	273 218	8 151	18 027	5 835	305 231
Subordinated debt instruments	7 067		501		7 568
Deposits, current accounts and other liabilities	265 114	8 146	17 454	5 829	296 543
Liabilities under acceptances	1 037	5	72	6	1 120
Net assets	6 980	2 650	7 892	2 014	19 536
Capital	14 346	2 775	2 064	351	19 536
	7 366	125	(5 828)	(1 663)	–

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Average balance sheet and related interest

as at 31 December

	2003			2002 Restated		
	Average balance sheet	**% change**	**Interest Rm**	Average balance sheet	% change	Interest Rm
Assets						
Advances and other accounts:						
Mortgage loans	**60 407**	**12,9**	**7 815**	55 972	14,4	8 078
Lease and instalment debtors	**24 250**	**13,9**	**3 377**	18 520	15,4	2 859
Bills and acceptances	**5 225**	**10,0**	**523**	3 620	10,5	379
Overdrafts	**23 241**	**12,6**	**2 915**	19 795	13,2	2 617
Term loans and other*	**80 134**	**12,4**	**10 071**	67 045	9,8	6 608
Government stock	**11 763**	**9,3**	**1 093**	11 174	9,8	1 094
Short-term funds and securities	**32 183**	**6,0**	**1 923**	31 287	6,3	1 972
Impairment of advances/doubtful debt provisions	**(6 496)**			(5 801)		
Interest reserve			**424**			
Interest-earning assets	**230 707**	**12,2**	**28 141**	201 612	11,7	23 607
Other non-interest-earning assets						
Cash, investments, sundry debtors, derivatives and fixed assets	**60 640**			76 954		
Total assets* **	**291 347**	**9,7**	**28 141**	278 566	8,5	23 607
Liabilities						
Deposit and loan accounts	**133 559**	**9,8**	**13 046**	120 350	9,6	11 552
Current and savings accounts	**38 102**	**4,9**	**1 851**	30 656	4,7	1 436
Negotiable certificates of deposit	**35 337**	**11,8**	**4 155**	18 912	10,9	2 069
Other liabilities**	**31 054**	**4,3**	**1 335**	36 560	5,5	2 017
Subordinated debt	**7 604**	**12,4**	**946**	5 140	11,2	578
Interest-bearing liabilities	**245 656**	**8,7**	**21 333**	211 618	8,3	17 652
Derivatives	**28 206**			50 233		
Share capital, reserves and preference shares	**17 485**			16 715		
Total liabilities	**291 347**	**7,3**	**21 333**	278 566	6,3	17 652
Margin on total average assets	–	**2,3**			2,1	
Net interest to average interest-earning assets	**230 707**	**2,95**	**6 808**	201 612	2,95	5 955

Where possible, averages are calculated on daily balances.

* *Includes: term loans, preference shares, factoring debtors, other lending-related instruments and customers' indebtedness for acceptances.*

** *Includes: foreign currency liabilities, liabilities under acceptances, creditors and other accounts.*

*** *Total assets and liabilities exclude the derivative gross-up and value shown as net.*

Value-added statement

as at 31 December

	2003 Rm	2003 %	2002 Restated Rm	2002 Restated %
Value added				
Value added is the wealth created from providing quality services to clients				
Net interest income	**6 808**	**130**	5 955	105
Bad-debt charge	**(2 063)**	**(39)**	(1 067)	(19)
Margin on lending	**4 745**	**91**	4 888	86
Non-margin-related income*	**4 976**	**95**	3 975	70
Other expenditure	**(4 493)**	**(86)**	(3 178)	(56)
	5 228	**100**	5 685	100
Value allocated				
Employees	**4 949**	**95**	3 854	68
Government (taxes)**	**711**	**13**	226	4
Shareholders***	**1 661**	**32**	1 485	26
Retentions for growth	**(2 093)**	**(40)**	120	2
Depreciation and amortisation	**902**	**17**	527	9
Retained loss	**(2 995)**	**(57)**	(407)	(7)
	5 228	**100**	5 685	100

* *Includes non-interest revenue, attributable earnings of associates and exceptional items (before taxation).*

** *Taxation due to central and local government as per the above is detailed in note 10 on page 79. In addition, the group was obliged to collect, on behalf of central government, employees' tax for the year ended 31 December 2003 of R890 million (2002: R956 million).*

*** *Value is allocated to shareholders in respect of cash dividends (does not include the underlying value of capitalisation share offers) and income attributable to minority shareholders.*

Capital adequacy

as at 31 December

Nedcor Group	2003 Capital Rm	2003 Capital %	2002 Capital Rm	2002 Capital %
Tier 1 capital	**10 593**	**5,0**	14 517	7,0
Tier 2 capital	**10 516**	**4,9**	8 468	4,0
Tier 3 capital	**480**	**0,2**	0	0
	21 589	**10,1**	22 985	11,0
Risk-weighted assets	**212 850**		208 656	

Capital adequacy analysis by bank (solo supervision)	Nedbank 2003	Nedbank 2002	Peoples Bank 2003	Peoples Bank 2002	Imperial Bank 2003	Imperial Bank 2002	Gerrard Private Bank 2003	Gerrard Private Bank 2002
Primary capital	**5,7**	7,4	**23,3**	31,5	**7,0**	7,9	**13,8**	15,0
Secondary and tertiary capital	**5,5**	6,4	**0,7**	3,0	**5,0**	4,6	**1,3**	1,3
	11,2	13,8	**24,0**	34,5	**12,0**	12,5	**15,1**	16,3

Definitions

Basel Capital Accord (Basel II)
The New Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by closely aligning banks' capital requirements with improved modern risk management practices and sophisticated risk assessment capabilities. It further ensures the risk sensitivity of the minimum capital requirements by including supervisory reviews and market discipline through enhanced disclosure.

Capital adequacy ratio
The capital adequacy of South African banks is measured in terms of the South African Banks Act requirements. The ratio is calculated by dividing the primary (Tier 1), secondary (Tier 2) and tertiary (Tier 3) capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is now 10% of risk-weighted assets. Non-South African banks within the group have similar requirements.

Primary (Tier 1) capital
Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and the reserves. This amount is then reduced by the portion of capital that is allocated to trading activities.

Secondary (Tier 2) capital
Secondary capital is made up of compulsorily convertible loans, the general bad-debt provision and 50% of any revaluation reserves.

Cash flow
Financing activities
Activities that result in changes to the capital structure of the group, as well as long-term funding movements.

Investing activities
Activities relating to the acquisition, holding and disposal of subsidiaries, fixed assets and long-term investments.

Operating activities
Activities that are not financing or investing activities and arise from the operations conducted by the group.

Deferred taxation assets
Deferred taxation assets are the amounts of income tax recoverable in future periods in respect of:
- deductible temporary differences arising due to differences between the tax and accounting treatment of transactions; and
- the carry forward of unused tax losses.

Deferred taxation liabilities
Deferred taxation liabilities are the amounts of income tax payable in future periods due to differences between the tax and accounting treatment of a transaction.

Dividend cover
Earnings per share divided by dividends per share.

Dividend per share
Dividend per share is the actual interim dividend paid and the final dividend declared for the year under consideration, expressed as cents per share.

Dividend yield
Dividend per ordinary share as a percentage of the closing share price of ordinary shares.

Advances impairment
Advances impairments are made where there is objective evidence that the group will not be able to collect all amounts due. The impairment is the difference between the carrying and recoverable amount.

Earnings per employee
Earnings divided by the number of employees in service at the year-end.

Earnings per share
Attributable earnings basis
Net profit for the year divided by the weighted average number of ordinary shares in issue during the year.

Headline earnings basis
Headline earnings divided by the weighted average number of shares in issue during the year.

Fully diluted basis
The relevant earnings figure is adjusted for the assumed adjustments to income that would have been earned on the issue of shares issued from dilutive instruments. The resultant earnings are divided by the weighted average number of shares and other dilutive instruments (ie potential ordinary shares) outstanding at the year-end, assuming they had been in issue for the year.

Earnings yield
Headline earnings per share as a percentage of the closing price of ordinary shares.

Definitions

Effective interest rate
The effective interest rate is the rate that exactly discounts the expected stream of future cash payments through maturity or the next market-based repricing date to the current net carrying amount of the financial asset or financial liability. That computation should include all fees and points paid or received between parties to the contract. The effective interest rate is the internal rate of return of the financial asset or financial liability for that period.

Effective tax rate
The taxation charge in the income statement, excluding taxation relating to exceptional items, as a percentage of earnings, excluding the share of earnings of associate companies.

Efficiency ratio (cost-to-income ratio)
Operating expenses as a percentage of income from operations.

Employee benefits
Employee benefits include all forms of consideration given by the group in exchange for services rendered by employees.

Exceptional items
Are exceptional by value of their nature and amount and comprise:
- surpluses and losses on disposal of long-term investments, subsidiaries, joint ventures and associates;
- amortisation of goodwill arising on acquisition of subsidiaries, joint ventures and associates;
- surpluses and losses on the sale or termination of an operation;
- impairments of investments and property and equipment.

Headline earnings
Headline earnings is not a measure of maintainable earnings. Headline earnings reflect the trading performance of the group separated from profits and losses on capital items.

Headline earnings per employee
Headline earnings divided by the number of employees in service at the year-end.

King II ('the code')
The King Report on Corporate Governance 2002, which sets out principles of good corporate governance for South African companies and organisations.

Market capitalisation
The group's closing share price times the number of shares in issue.

Market price premium to net asset value
The extent to which the closing price of ordinary shares exceeds the net asset value per share (with investments at market value) expressed as a percentage.

Net asset value per share
Total shareholders' equity divided by the number of shares in issue, less any treasury shares held.

Net interest income to interest-earning assets (net interest margin)
Net interest income expressed as a percentage of average net interest-earning assets. Net interest-earning assets are used, as these closely resemble the quantum of interest-bearing assets earning income, which is included in net margin.

Non-interest revenue to total income
Income from operations, excluding net margin as a percentage of income from operations.

Off-balance-sheet assets
Assets managed on behalf of third parties on a fully discretionary basis.

Ordinary shareholders' funds
Ordinary share capital, share premium and reserves.

Price earnings ratio
The closing price of ordinary shares divided by headline earnings per share.

Price to book
The group's closing share price relative to the net asset value.

Properties in possession
Properties acquired through payment defaults on an advance secured by the property.

Risk-weighted assets
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance-sheet financial instruments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance-sheet financial instrument is regulated by the South African Banks Act or by regulations in the respective countries of the other banking licences.

Return on ordinary shareholders' equity
Headline earnings expressed as a percentage of average ordinary shareholders' funds.

Return on total assets
Headline earnings expressed as a percentage of average total assets.

Segmental reporting
Operational segment
A distinguishable component of the group, based on the market on which each business area focuses, which is subject to risks and returns that are different from those of other operating segments.

Geographical segment
A distinguishable component of the group that is engaged in providing services within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

Operational segmental reporting – ratios
Average assets
Daily balances for the year are added and divided by 365 days to get a daily average asset.

Return on average assets
Headline earnings expressed as a percentage of average assets.

Return on average equity
Headline earnings expressed as a percentage of allocated capital.

Allocated capital
Portion of total average shareholders' equity allocated to each reporting segment.

Interest margin
Net interest income expressed as a percentage of total average interest earning assets.

Tangible net asset value per share
Total shareholders' equity less goodwill, software and capitalised development cost, divided by the number of shares in issue, less any treasury shares held.

Total income
Income from operations.

Treasury shares
Ordinary shares in Nedcor Limited acquired by group subsidiary companies in terms of an approved share repurchase transaction.

Triple bottomline
Triple bottomline refers to sustainability in three dimensions: the economic, environmental and social aspects of a company's activities. This is an approach that has been brought to the forefront by the second King Report on Corporate Governance.

Weighted average number of shares
The number of shares in issue increased by shares issued during the year, weighted on a time basis for the period during which they participated in the income of the group, less treasury shares held by entities in the group, weighted on a time basis for the period during which the entities held these shares.

These definitions should be read in conjunction with the group's accounting policies, which also clarify certain terms used.

Glossary of terms

Term used in this annual report	International (UK or US) equivalent or brief description
Advances	Lendings
Capital allowances	Tax term equivalent to US tax depreciation allowances
Distributable reserve	Profit and loss account reserve
Fair value (if listed security)	Market value
Financial statements	Accounts
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Gain	Surplus or profit
Income	Profit
Income statement	Profit and loss account
Interest-bearing borrowings	Long-term debt or loan capital
Interest expense	Interest payable
Interest income	Interest receivable
Issued	Allotted
Net asset value	Book value
Net profit	Attributable profit
Ordinary shares, issued and fully paid	Called-up share capital
Provisions	Allowances
Property and equipment	Fixed assets
Secondary tax on companies ('STC')	No direct international equivalent. Tax paid on net difference between dividends received and paid
Share capital	Ordinary shares, capital stock or common stock, issued and fully paid
Share premium	Additional paid-up capital or paid-in surplus
Shares in issue	Shares outstanding
Short-term deposits and cash	Cash
Writeoffs	Chargeoffs

Contact details

CLIENT SERVICES

Nedcor 2003 Annual Report and Sustainability Report

Should you require a copy of the detailed Nedcor 2003 Annual Report please email your address details to Nedcor Investor Relations at nedcorir@nedcor.co.za or send a fax to +27 (0) 11 294 6549. It is also available from www.nedcor.com.

If you would like a copy of the Nedcor 2003 Sustainability Report, please contact the Nedcor Corporate Governance Department on:
Tel: +27 (0) 11 294 0238/3593
Fax: +27 (0) 11 295 0238
Email: JustinS@nedcor.co.za/MelN@nedcor.co.za

Corporate Affairs/Investor Relations
Rob Shuter
Executive: Corporate Affairs and Strategy
Tel: +27 (0) 11 295 9699
Fax: +27 (0) 11 294 9699
Email: robsh@nedcor.co.za

Media Relations, Marketing and Communications
Cecilia de Almeida
Head: Media Relations
Tel: +27 (0) 11 294 0371
Fax: +27 (0) 11 295 0371
Email: ceciliad@nedcor.co.za

Greg Garden
Head: Marketing and Communications
Tel: +27 (0) 11 294 0676
Fax: +27 (0) 11 295 0676
Email: gregg@nedcor.co.za

Investor Relations
The investor relations and financial media functions at Nedcor are outsourced. For investor-related information please contact:

Tier 1 Investor Relations
Ground Floor
Grapevine House
Silverwood Close
Steenberg Office Park, Tokai
Cape Town, 7945
South Africa
Tel: +27 (0) 21 702 3102
Fax: +27 (0) 21 702 3107
Email: ir@tier1ir.co.za

Tip-offs Anonymous
Tip-offs Anonymous is an independently managed hotline service that offers Nedcor stakeholders the opportunity to report anonymously any fraudulent activity, unethical behaviour or dishonesty within the Nedcor Group. It operates nationally, 365 days a year, 24 hours a day.

Tel: Toll-free 0800 000 909 (within South Africa only)
International tel: +27 (0) 31 508 6436

Free postal address (within South Africa only)
Freepost DN 298
Umhlanga Rocks
South Africa, 4320

Fax: Toll-free 0800 00 77 88 (within South Africa only)
International fax: + 27 (0) 31 508 6760

Email: Nedcor@tip-offs.com

Nedbank Client Care Centre
The Nedcor Client Care Centre (NCCC) provides a comprehensive range of problem resolution services to all external Nedcor clients, across all brands, products and client groupings, as well as to all Nedcor employees.

The NCCC uses Best Demonstrated Practice (BDP) technology, including Avaya, Genesis, Blue Pumpkin and Siebel. Voice recording and logging systems record all incoming and outgoing calls made.

Tel: Toll-free 0860 115 060 (within South Africa only)

Nedbank	0860 555 111
Old Mutual Bank	0860 555 222
Peoples Bank	0860 555 333
Go Banking	0860 654 222
Business Banking	0860 100 013
	0860 119 007 (Bonds)
Card Lost and Stolen	0800 110 929
Electronic Channel Helpdesk	
Corporate	0860 111 055
Retail	0860 11 5060 (06:00 – 22:00)

GROUP ADDRESSES

Nedcor Limited
Reg No 1966/010630/06

Business address and registered office
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0) 11 294 0999
Fax: +27 (0) 11 295 0999

Investor Relations email: nedcorir@nedcor.co.za

Website: http://www.nedcor.com

Contact details

Company secretary
Gawie Nienaber
Group Company Secretary
Tel: +27 (0) 11 294 9106
Fax: +27 (0) 11 295 9106
Email: Gawien@nedcor.co.za

Nedbank Limited
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0) 11 294 0999
Fax: +27 (0) 11 295 0999
Website: http://www.nedbank.com

Nedbank Capital
B Kennedy
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 294 3103
Fax: +27 (0) 11 295 3103
Email: brianke2@nedcor.co.za

Nedbank Corporate
GW Dempster
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 295 8165
Fax: +27 (0) 11 294 8165
Email: grahamd@nedcor.co.za

Nedbank Retail and Wealth Management
PWJ Backwell
Managing Director
Nedbank Retail
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 294 0675
Fax: +27 (0) 11 295 0675
Email: peteb@nedcor.co.za

Wealth Management
Nedbank Clock Tower Precinct
V&A Waterfront
Cape Town, 8001
South Africa
Tel: +27 (0) 21 416 6000
Fax: +27 (0) 21 416 9860
Email: jacqui@boe.co.za

Old Mutual Bank
JJ van Niekerk
Chief Executive Officer
Mutual Park
Jan Smuts Drive
Pinelands, 7405
South Africa
Tel: +27 (0) 21 503 4267
Fax: +27 (0) 21 503 4281
Email: jjvanniekerk@oldmutual.com
Website: http://www.oldmutual.co.za

Peoples Bank Limited
ML Ndlovu
Chief Executive
13th Floor
100 Main Street
Johannesburg, 2001
South Africa
Tel: +27 (0) 11 630 7672
Fax: +27 (0) 11 630 6715
Email: lotn@nedcor.co.za
Website: http://www.peoplesbank.co.za

Group Business Innovation
BJS Hore
Managing Director
105 West Street
Sandown, 2196
South Africa
Tel: +27 (0) 11 295 9690
Fax: +27 (0) 11 294 9690
Email: barryh@nedcor.co.za

Group Operations
LM de Villiers
Managing Director
Nedcor Park
6 Press Avenue
Extension 15
Selby, 2092
South Africa
Tel: +27 (0) 11 495 8911
Fax: +27 (0) 11 495 8278
Email: lend@nedcor.co.za

Imperial Bank Limited
RL (Tak) Hiemstra
Chief Executive Officer
140 Boeing Road East
Elma Park
Edenvale, 1610
South Africa
Tel: +27 (0) 11 879 2000
Fax: +27 (0) 11 453 9646
Email: phassim@imperialbank.co.za
Website: http://www.imperialbank.co.za

Foreign branches
London
FA le Roex
General Manager
Nedcor House
20 Abchurch Lane
London, EC4N 7AD
United Kingdom
Tel: +44 (0) 20 7203 4200
Fax: +44 (0) 20 7621 9304
Telex: 886 208/895 6177
Email: ebetts@nedbank.co.uk
Website: http://www.nedbank.co.uk

Isle of Man
M Prinsloo
General Manager
Nedbank Isle of Man
Samuel Harris House
St Georges Street
Douglas
Isle of Man
IM1 1AJ, British Isles
Tel: +44 (0) 1624 61 2893
Fax: +44 (0) 1624 61 2836
Email: nediom@nedbank.co.uk

Foreign Subsidiaries
Gerrard Private Bank Limited
RF (Bob) Wooddisse
Chief Executive Officer
5 Mount Pleasant
Douglas
Isle of Man
British Isles
IM1 2PU, British Isles
Tel: +44 (0) 1624 645 000
Fax:+44 (0) 1624 627 218
Email: iom@gerrardpb.com

Nedbank (Swaziland) Limited
A Dlamini
Managing Director
Nedbank Centre
Nedbank Plaza
Corner Riverside and Bypass Roads
Mbabane, Swaziland
Tel: +268 404 3351
Fax: +268 404 4060
Email: AMDlamini@nedcor.com

Nedbank (Lesotho) Limited
PD Opperman
Managing Director
1st Floor
Nedbank Building
Kingsway Road
Maseru, 100
Lesotho
Tel: +266 31 2696
Fax: +266 31 0025
Email: nedles@adelfang.co.za

Nedcor Trade Services Limited
CJ Roets
Managing Director
5th Floor
Barkly Wharf
Le Caudan Waterfront Old Pavillion Street
Port Louis, Mauritius
Tel: +230 210 3153
Toll-free: 0800 008 146 (within Mauritius only)
Fax: +230 210 3154
Email: nedcortrade@intnet.mu

Commercial Bank of Namibia Limited
MK Shipanga
Managing Director
12 – 20 Dr Frans Indongo Street
Windhoek, Namibia
Tel: +264 61 295 9111
Fax: +264 61 295 2120
Email: service@c-bank.com.na

Transfer secretaries
Computershare Limited
70 Marshall Street
Johannesburg, 2001
South Africa

Postal address
PO Box 61051
Marshalltown
South Africa, 2107
Tel: +27 (0) 11 370 5000
Fax: +27 (0) 11 370 5018

Auditors
Deloitte & Touche
The Woodlands
20 Woodlands Drive
Woodmead, 2128
South Africa

Postal address
Private Bag X6
Gallo Manor, 2052
South Africa
Tel: +27 (0) 11 806 5000
Fax: +27 (0) 11 806 5003

KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown, 2193
South Africa

Postal address
Private Bag X9
Parkview, 2122
South Africa
Tel: +27 (0) 11 647 7111
Fax: +27 (0) 11 647 8000

NEDCOR

Annual general meeting

to be held on 6 May 2004 at 17:00

www.nedcor.com

This document is important and requires your immediate attention

If you are in any doubt as to what action to take, please contact your banker, stockbroker, legal adviser, accountant or other professional adviser immediately.

Action required

If you have disposed of all your shares in Nedcor, this document should be handed to the purchaser of such shares or to the banker, stockbroker or other agent through whom such disposal was effected.

Nedcor Sandton
135 Rivonia Road
Sandown, 2196

PO Box 1144
Johannesburg, 2000
South Africa

Tel: +27 (0)11 294 0999
Fax: +27 (0)11 294 3097
Website: www.nedcor.co.za

Chairman's office

Dear Member

I extend a warm invitation to you to attend the 37th annual general meeting ('AGM') of Nedcor Limited to be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, on Thursday, 6 May 2004 at 17:00.

Included in this document are the following:
- The notice of the meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes, should you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
- Form of proxy.

If you are unable to attend, you will be able to exercise your right as a member to take part in the AGM by following the accompanying instructions and ensuring that your voting instructions are lodged in the form of the completed form of proxy with the transfer secretaries in good time before the meeting.

I should like to remind members of their right to raise questions, at the appropriate time, at the AGM. As it is not possible to answer every question raised at the AGM and, to ensure that matters of particular interest to members are covered, I would like to suggest that members use this form to raise in advance any questions of particular interest to them. From the forms returned we can assess the most popular topics and I shall endeavour to address these at the AGM, thereby ensuring that they will not be overlooked. This advance notice of relevant questions will, of course, not prevent any member from raising questions during the AGM.

The question form can be:
- forwarded to the Company Secretary, GS Nienaber, at A Block, Ground Floor, Nedcor Sandton, 135 Rivonia Road, Sandown (PO Box 1144, Johannesburg, 2000) to be received no later than 17:00 on Wednesday, 5 May 2004; or
- forwarded with the form of proxy to our transfer secretaries, Computershare Limited, PO Box 1053, Johannesburg, 2000 to be received no later than 17:00 on Wednesday, 5 May 2004; or
- handed in at the time of registering attendance at the AGM, should the above options not have been chosen.

Yours sincerely

CF Liebenberg
Chairman

Sandton
17 March 2004

Question form for annual general meeting

Name of member

Address

Contact details

Telephone number

Fax number

Email

Questions

Shareholders' diary

2003 financial year	
Financial year-end	31 December 2003
Dividend payment (final) (Nedbank preference shares)	29 March 2004
Dividend payment (final) (Nedcor ordinary shares)	13 April 2004
Annual general meeting	6 May 2004
2004 financial year	
Financial year-end	31 December 2004
Reports	
Interim report and announcement of interim dividend	on or about 29 July 2004
Annual results and announcement of final dividend	during February 2005
Publication of annual financial results	during April 2005
Dividend payments	
Interim	during September 2004
Final	during April 2005
Annual general meeting	during May 2005

The map below indicates the location of Nedcor Sandton where the AGM will be held.


MORNINGSIDE
WENDYWOOD
N
KELVIN
RIVONIA
SOUTH
M1
MORNINGSIDE CLINIC
SANDOWN
BENMORE
MC DONALD'S
CROWNE PLAZA
GRAYSTON
FREDMAN
P
HILTON
NEDCOR SANDTON
WEST
MAUDE
VILLAGE WALK
KATHERINE
SANDTON CITY
SANDTON WYNBERG OFFRAMP
WYNBERG
S
JHB

Notice of annual general meeting

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Reg No 1966/010630/06)
Share code: NED ISIN: ZAE000004875
('Nedcor' or 'the company')

Notice is hereby given that the 37th annual general meeting of members of Nedcor Limited will be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, on Thursday, 6 May 2004, at 17:00.

Agenda

1. To receive and consider the annual financial statements of the company for the year ended 31 December 2003, together with the reports of the directors and auditors.

2. To confirm the award of capitalisation shares to ordinary shareholders recorded in the register at the close of business on 8 April 2004.

3. To note and confirm the interim dividend of 205 cents per share declared on 29 July 2003 and the final dividend of 35 cents per share on 22 February 2004 in favour of those shareholders who elected to receive a cash dividend in lieu of the capitalisation share award.

4. To reelect the following directors of the company:
   4.1 CJW Ball;
   4.2 WAM Clewlow;
   4.3 BE Davison;
   4.4 MM Katz;
   4.5 ME Mkwanazi;
   4.6 JVF Roberts; and
   4.7 JH Sutcliffe
   who retire by rotation in terms of the company's articles of association and, being eligible, make themselves available for reelection.

5. To consider and put to the vote the appointment of any person proposed as a director in terms of article 18.3 of the company's articles of association.

6. To approve the fees and remuneration paid to directors for the past financial year.

7. To reappoint Deloitte & Touche and KPMG Inc as joint auditors.

8. To authorise the directors to determine the remuneration of the company's auditors.

As special business, to consider and, if deemed fit, to pass with or without modification, the following resolutions:

Ordinary resolution

Control of authorised but unissued shares

'Resolved that an authority be granted by shareholders to the directors to place the authorised, but unissued, ordinary shares in the share capital of Nedcor under the control of the directors, who are authorised to allot these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act, 61 of 1973 (as amended), the Banks Act, 94 of 1990 (as amended), and the listings requirements of the JSE Securities Exchange South Africa. This authority is limited to Nedcor's existing contractual obligations, Nedcor's requirements for the rights issue announced on 23 February 2004, any scrip dividend and/or capitalisation share award, and shares required to be issued for the purpose of carrying out the terms of the Nedcor share incentive scheme.'

Special resolution

Approval to repurchase shares

'Resolved that the company and/or its subsidiaries be authorised, in terms of a general authority contemplated in sections 85(2) and 85(3) of the Act, to acquire the company's issued shares from time to time on such terms and conditions and in such amounts as the directors of the company may from time to time decide, but always subject to the approval to the extent required by the Registrar of Banks, the provisions of the Act, the Banks Act, 94 of 1990 (as amended), and the JSE listings requirements, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the next annual general meeting, provided that it shall not extend beyond 15 months from the date of passing of this special resolution), subject to the following limitations:

(a) the repurchase of securities shall be effected through the main order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;
(b) this general authority shall be valid only until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;
(c) in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired shall be 10% (ten per cent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the company;
(d) the acquisitions of ordinary shares in the aggregate in any one financial year shall not exceed 10% (ten per cent) of the company's issued ordinary share capital of that class in any one financial year;
(e) the company and the Nedcor Group are in a position to repay their debt in the ordinary course of business for a period of 12 (twelve) months after the date of passing this resolution;
(f) the assets of Nedcor and the Nedcor Group, will be in excess of the liabilities of Nedcor and the Nedcor Group, for a period of 12 (twelve) months after the date of the approval of this resolution. For the purpose, the assets and liabilities should be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;
(g) the ordinary capital and reserves of the company and the Nedcor Group are adequate for ordinary business purposes for the next 12 (twelve) months;
(h) the available working capital is adequate to continue the operations of the company and the group for a period of 12 (twelve) months after the date of passing this resolution;
(i) after such repurchase the company shall still comply with paragraphs 3.37 to 3.41 of the JSE listings requirements concerning shareholder spread requirements;
(j) the company or its subsidiaries shall not repurchase securities during a prohibited period as defined in paragraph 3.67 of the JSE listings requirements;
(k) when the company has cumulatively repurchased 3% (three per cent) of the initial number of the relevant class of securities, and for each 3% (three per cent) in aggregate of the initial number of that class acquired thereafter, an announcement shall be made; and
(l) the company appoints only one agent to effect any repurchase(s) on its behalf.'

In terms of the proposed special resolution, the maximum number of Nedcor shares that may be repurchased during the financial year ending 31 December 2004 amounts to 27 475 443 shares (10% of 274 754 425 shares currently in issue).

Notice of annual general meeting

Other disclosures in terms of section 11.26 of the JSE listings requirements

The JSE listings requirements require the following disclosures, which are disclosed in the annual report of which this notice forms part, as set out below:
Directors – pages 22 to 25;
Major shareholders of Nedcor – page 119;
Directors' interests in securities – page 120;
Share capital of Nedcor – page 84.

1.1 Material change
Other than the facts and developments, as referred to on page 50 of the annual report, there have been no material changes in the affairs or financial position of Nedcor and its subsidiaries since 31 December 2003.

1.2 Directors' responsibility statement
The directors, whose names are given on pages 22 to 25 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to the special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted, which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution and additional disclosure in terms of section 11.26 of the JSE listings requirements pertaining thereto contains all such information required by law and the JSE listings requirements.

1.3 Litigation statement
In terms of section 11.26 of the JSE listings requirements, the directors, whose names are given on pages 22 to 25 of the annual report, are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the group's financial position.

1.4 Reason for and effect of special resolution
The reason for the special resolution is to authorise the company and/or its subsidiaries by way of a general authority to acquire its own issued shares on such terms and conditions and in such amounts as determined from time to time by the directors of the company, subject to the limitations set out above.

The effect of the special resolution is to enable the company to acquire its own issued shares from time to time on such terms and conditions and in such amounts as the directors of the company may from time to time decide, subject to the limitations set out above.

The directors of the company have no specific intention to effect the provisions of the special resolution but will, however, continually review the company's position, having regard to prevailing circumstances and market conditions, in considering whether to effect the provisions of this special resolution.

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. Completed proxy forms should be received at the office of the transfer secretaries no later than 24 hours before the time appointed for the holding of the meeting.

By order of the board

GS Nienaber
Company Secretary

Sandton
17 March 2004

Registered office
Nedcor Limited
(Reg No 1966/010630/06)
Nedcor Sandton
135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Transfer secretaries
Computershare Limited
70 Marshall Street
Johannesburg, 2001
PO Box 1053
Johannesburg, 2000
Tel: +27 (0) 11 370 5000

Explanatory notes to the notice of annual general meeting

Proxies

1. A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. The appointment of a proxy will not preclude a member from attending and/or voting at the meeting. A form of proxy for use at the meeting is enclosed.

2. To be valid, the form of proxy and the power of attorney or other authority (if any) under which it is signed, or a duly certified copy thereof, should be lodged at the address stated thereon no later than 17:00 on Wednesday, 5 May 2004.

3. The attention of members is directed to the additional notes contained in the form of proxy relating to the completion of the form, which should be completed only by registered holders of certificated Nedcor ordinary shares and holders of dematerialised Nedcor ordinary shares in their own name.

4. Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, a central securities depository participant ('CSDP') or broker to furnish them with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) as to how they wish their votes to be cast at the annual general meeting on their behalf.

5. Members attending the annual general meeting will be afforded the opportunity of putting questions to the directors and management. A perforated form is included for this purpose.

Explanatory notes to resolutions for annual general meeting

Receipt and consideration of annual financial statements and reports

In terms of the Companies Act the directors are required to present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 December 2003, together with the report of the auditors contained in this annual report.

Award of capitalisation shares and payment of dividends

An interim dividend of 205 cents per share was declared on 29 July 2003 and paid on 8 September 2003. A final dividend, in the form of a capitalisation share award, was declared on 22 February 2004 and the cash dividend of 35 cents per share will be paid on 13 April 2004 to members who elected to receive a cash dividend in lieu of the capitalisation share award and who are recorded on the register at the close of business on 8 April 2004. Members are asked to note and confirm the dividends paid/payable.

Reelection of directors

In terms of the company's articles of association ('articles'), one third of the directors are required to retire at each annual general meeting and may offer themselves for reelection. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, since the last annual general meeting is similarly required to retire and is eligible for reelection at the annual general meeting. Biographical details of the directors of the company are set out on pages 22 to 25 of the 2003 Nedcor Annual Report. Voting will be conducted in respect of each director individually. Article 18.3 of the company's articles of association makes provision for a member to propose a person for election as a director. Any nominations received by the company and which comply with the requirements of the company's articles, will be considered by members and put to the vote.

Remuneration of directors

In terms of article 17.7 of the company's articles, remuneration shall be payable to the directors and determined by the company in general meeting. Full particulars of all fees and remuneration are contained on pages 26 to 33 of the 2003 Nedcor Annual Report. The Nedcor Board has recommended that there be no increase in the non-executive directors' fees for the 2004 financial year.

Reappointment of auditors

This resolution proposes the reappointment of the company's existing joint auditors, Deloitte & Touche and KPMG Inc, until the next annual general meeting. The appointments are recommended by the directors of the company following the review by the Group Audit, Risk and Compliance Committee.

Remuneration of auditors

This resolution gives authority to the directors to fix the remuneration of the auditors (proposed to be reappointed in terms of the above resolution). The aggregate auditors' remuneration for audit and other services paid to the auditors for the financial year ended 31 December 2003 amounted to R93 million (2002: R48 million). Particulars of the auditors' remuneration can be found in note 25.1 on page 91 of the 2003 Nedcor Annual Report.

Placing of unissued ordinary shares under the control of the directors

Ordinary resolution number 1

In terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended, the members of the company have to approve the placement of the unissued shares under the control of the directors. The authority is being limited to shares being issued for purposes of Nedcor's existing contractual obligations, the rights issue announced on 23 February 2004, capitalisation share awards, scrip dividends and for purposes of the Nedcor share incentive scheme.

Special resolution

The company's articles contain a provision allowing the company or any of its subsidiaries to repurchase (acquire) the company's issued shares. This is subject to the approval of the members in terms of the company's articles, the Companies Act, the Banks Act and the JSE listings requirements. The existing general authorities, granted by the members at the last annual general meeting on 30 April 2003, are due to expire, unless renewed.

The directors are of the opinion that it would be in the best interests of the company to extend such general authorities and thereby allow the company to be in a position to purchase its own shares on the open market, should market conditions and price justify such action. The proposed authorities would enable the company to purchase up to a maximum of 27 475 443 ordinary shares in the capital of the company with a stated upper limit on the price payable, which reflects the JSE listings requirements. Purchases would be made, only after the most careful consideration, in cases where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the company and its members.

No shares were repurchased during the financial year ended 31 December 2003.

Appendix to the notice of annual general meeting

Important notes about the annual general meeting ('AGM')

Date: Thursday, 6 May 2004, at 17:00.

Venue: The Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown.

Time: The AGM will start promptly at 17:00. Shareholders wishing to attend are advised to be in the auditorium no later than 16:45. The reception area will be open from 16:30, from which time refreshments will be served.

Travel information: The map indicates the location of Nedcor Sandton.

Admission: Shareholders and others attending the AGM are asked to register at the registration desk in the auditorium reception area at the venue. Shareholders, shareholder representatives and proxies may be required to provide proof of identity.

Security: Secure parking is provided at the venue. Attendees are asked not to bring cameras, laptop computers or tape recorders. Cellphones should be switched off for the duration of proceedings.

Enquiries and questions: Shareholders intending to ask questions relating to the business of the AGM or on other related matters who have not lodged their question forms with either the Company Secretary of the transfer secretaries are asked to register their names and addresses and hand in their question forms at the question registration desk. A question form is enclosed on page 138 for this purpose. Staff will be on hand to provide any advice and assistance required.

Please note

1. Certificated shareholders and own-name dematerialised registration

Holders of certificated Nedcor ordinary shares wishing to attend the AGM should ensure beforehand with the transfer secretaries of the company that their shares are in fact registered in their name and check the number of shares so registered.

Should their shares not be registered in their own name but in any other name or form, shareholders wishing to attend and/or vote at the AGM should follow the instructions and explanatory notes that accompany the notice of the annual general meeting.

Similarly, shareholders who are holding dematerialised Nedcor ordinary shares and believe these to be held in their own name should check likewise with the transfer secretaries and take the appropriate action in accordance with the instructions and guidance contained herein or obtain assistance from the transfer secretaries, if necessary.

2. CSDP or nominee holdings

Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, central securities depository participant ('CSDP') or broker to furnish them with the necessary authority to attend the AGM or they should instruct their nominee, CSDP or broker (as the case may be) as to how they wish their votes to be cast at the AGM on their behalf. As far as holdings in a CSDP is concerned, this will be guided by the terms of the agreement entered into between the shareholders and their CSDP or broker.

3. Proxies

Shareholders completing a proxy form (see note 1 above) should ensure that their proxy form reaches the address, as indicated in note 9 on page 147, no later than 17:00 on Wednesday, 5 May 2004.

4. Enquiries

Any shareholders having difficulties or queries in regard to the AGM or the above are invited to contact the Company Secretary's office on +27 (0) 11 294 9105/6/7.

Form of proxy

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Reg No 1966/010630/06)
Share code: NED ISIN: ZAE000004875)
('Nedcor' or 'the company')

For use by members and registered holders of certificated Nedcor ordinary shares and the holders of dematerialised Nedcor ordinary shares registered in their own name at the annual general meeting to be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, on Thursday, 6 May 2004, at 17:00 and at any adjournment thereof.

Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should not complete this form of proxy but should timeously make the necessary arrangements with that nominee or, if applicable, central securities depository participant ('CSDP') or broker (as the case may be) to furnish them with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) as to how they wish their votes to be cast at the annual general meeting on their behalf.

I/We ______________________________

of (address) ______________________________

____

being the holder(s) of [ ] ordinary shares in the company, appoint (see note 1):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the annual general meeting

as my/our proxy to act for me/us and on my/our behalf at the annual general meeting that will be held for the purpose of considering and, if deemed fit, passing with or without modification ordinary and special resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against such resolutions and/or to abstain from voting in respect of the ordinary shares registered in my/our name(s), in accordance with the following instructions (see note 3):

	Number of votes (one vote per ordinary share)		
Resolutions	For	Against	Abstain
1. Receipt and consideration of annual financial statements and reports			
2. Award of capitalisation shares			
3. Payment of dividends			
4. Reelection of directors			
4.1 To reelect as director CJW Ball, who is retiring by rotation			
4.2 To reelect as director WAM Clewlow, who is retiring by rotation			
4.3 To reelect as director BE Davison, who is retiring by rotation			
4.4 To reelect as director MM Katz, who is retiring by rotation			
4.5 To reelect as director ME Mkwanazi, who is retiring by rotation			
4.6 To reelect as director JVF Roberts, who is retiring by rotation			
4.7 To reelect as director JH Sutcliffe, who is retiring by rotation			
5. To consider and put to the vote the appointment of any person proposed as director in terms of article 18.3 of the company's articles of association			
6. Fees and remuneration payable to directors			
7. Reappointment of auditors			
8. Remuneration of auditors			
Ordinary resolution – Placing of unissued ordinary shares under the control of the directors			
Special resolution – Approval to facilitate the repurchase of the company's shares by the company and its subsidiaries			

Signed at (place) ______________ on (date) ______________ 2004

Signature ______________________________

Assisted by me ______________________________
(where applicable)

Please read the notes on page 148.

Contact details
Tel: ______________
Fax: ______________
Email: ______________

Notes to proxy form

1. Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

2. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting 'the chairman of the annual general meeting'. The person whose name stands first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3. A member's instructions to the proxy have to be indicated by the insertion of the relevant number of votes exercisable by that member in the appropriate box provided. Failure to comply with this shall be deemed to authorise the chairman of the annual general meeting, if the chairman is the authorised proxy, to vote in favour of the ordinary and special resolutions at the annual general meeting or the appointed proxy to vote or to abstain from voting at the annual general meeting, as he/she deems fit, in respect of all the member's votes exercisable thereat.

4. A member or his/her proxy is not obliged to vote in respect of all the ordinary shares held by such member or represented by such proxy, but the total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the member or his/her proxy is entitled.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity has to be attached to this form of proxy, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.

6. The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.

7. Any alterations or corrections to this form of proxy shall be initialled by the signatory(ies).

8. The completion and lodging of this form of proxy shall not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

9. Forms of proxy have to be lodged with or posted to the company, c/o Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), to be received no later than 17:00 on Wednesday, 5 May 2004. A proxy submitted by fax will be accepted, subject to it meeting all other criteria.

10. This proxy form is to be completed only by those members who are:
    - holding shares in a certificated form; or
    - recorded in the subregister in electronic form in their own name.

11. Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, central securities depository participant ('CSDP') or broker (as the case may be) as to how they wish their votes to be cast at the AGM on their behalf. As far as holdings in a CSDP is concerned, this will be guided by the terms of the agreement entered into between the shareholders and their CSDP or broker.

NEDCOR

GRAPHICOR 30081

NEDCOR

www.nedcor.com